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Follow-Up Materials

08003341

MEMORANDUM

PROCESSED
JUN 26 2008 SA
THOMSON REUTERS

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00006 FISCAL YEAR: ______

(03/94)

ANNUAL REPORT 2007
REVIEW



European Bank
for Reconstruction and Development

2007 IN NUMBERS

EBRD commitments 2003-07[1]


3.7
4.1
4.3
4.9
5.6
03
04
05
06
07

[1] Commitments signify EBRD financing committed under signed agreements.

Gross annual disbursements 2003-07


2.3
3.7
2.3
3.8
4.1
03
04
05
06
07

EBRD commitments by stage of transition in 2007


49%
41%

	% change since 2006
Advanced[1]	-22
Early intermediate[2]	+16
Russia	+23

[1] Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic, Slovenia.

[2] Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Mongolia, Montenegro, Romania, Serbia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.

Annual commitments 2003-07

	2007	2006	2005	2004	2003	Cumulative 1991-2007
Number of projects[1]	**353**	301	276	265	222	2,596
consisting of:						
- standalone projects	***187***	*167*	*156*	*141*	*129*	*1,575*
- investments under frameworks	***166***	*134*	*120*	*124*	*93*	*1,021*
EBRD commitments (€ million)[2]	**5,583**	4,936	4,277	4,133	3,721	36,938
Resources mobilised (€ million)[2]	**8,617**	7,645	5,846	8,835	5,456	80,506
Total project value (€ million)[2]	**13,809**	12,014	9,784	12,968	8,946	116,919

[1] An operation that is not linked to a framework and involves only one client is referred to as a standalone project. Operations extended to a number of clients (for example, credit lines to banks) have a framework, which represents the overall amount approved by the Board. Investments under frameworks represent the commitment to individual clients.

[2] The calculation of "Resources mobilised" and "Total project value" has been refined to exclude amounts relating to facilities where the original commitment was made in a previous year to ensure the finance is counted only once; "EBRD commitments" include incremental EBRD finance on existing operations.

Financial results 2003-07

(€ million)	**2007**	2006	2005	2004	2003
Operating income	**1,934**	2,667	1,544	659	538
Expenses, depreciation and amortisation	**(251)**	(225)	(219)	(190)	(198)
Operating profit before provisions	**1,683**	2,442	1,325	469	340
Provisions for impairment of loan investments	**201**	(53)	197	(76)	(7)
Net profit for the year	**1,884**	2,389	1,522	393	333
Reserves and retained earnings	**8,676**	6,974	4,684	1,718	952
Provisions for impairment of loan investments (cumulative)	**124**	341	323	508	465
Total reserves and provisions	**8,800**	7,315	5,007	2,226	1,417

EBRD commitments by region in 2007


18%
41%

	% change since 2006
Central Asia	+115
Central Europe and the Baltic states	-22
Western CIS and the Caucasus	-1
Russia	+23
South-eastern Europe	-5

EBRD commitments by sector in 2007


38%
11%

	% change since 2006
Corporate sector [1]	+28
Infrastructure [2]	+11
Energy [3]	+53
Financial sector [4]	-4

1 Corporate sector comprises agribusiness, manufacturing, property and tourism and telecommunications and new media.

2 Infrastructure comprises municipal infrastructure and transport.

3 Energy comprises natural resources and the power sector.

4 Financial sector includes investments in micro, small and medium-sized enterprises via financial intermediaries.

EBRD commitments by sector 2006-07

€ million (% change)


Financial institutions
Bank equity (-63%)
321.5
120.2
06
07
Bank lending (+0.6%)
1,078.8
1,084.7
06
07
Equity funds (+100%)
199.6
400.0
06
07
Non-bank financial institutions (-8%)
333.6
307.2
06
07
Small business finance (-25%)
274.3
206.0
06
07
Energy
Natural resources (+1,701%)
11.8
212.5
06
07
Power and energy (+3%)
389.8
402.2
06
07
Corporate sector
Agribusiness (+21%)
426.2
517.0
06
07
Manufacturing (+18%)
714.7
841.9
06
07
Property and tourism (+113%)
200.3
426.6
06
07
Telecommunications and new media (-13%)
149.3
129.4
06
07
Infrastructure
Municipal infrastructure (+3%)
307.1
317.7
06
07
Transport (+17%)
529.2
617.9
06
07

EBRD COMMITMENTS 2007

Central Europe and the Baltic states

	€ million	
Croatia	152.6	▼
Czech Republic	39.8	▼
Estonia	11.0	▲
Hungary	38.7	▼
Latvia	18.1	▲
Lithuania	37.5	▲
Poland	160.5	▼
Slovak Republic	74.3	▲
Slovenia	13.0	▲

South-eastern Europe

	€ million	
Albania	45.1	▼
Bosnia and Herzegovina	156.4	▲
Bulgaria	203.0	▲
FYR Macedonia	26.2	▼
Montenegro	17.5	▲
Romania	336.4	▲
Serbia	215.6	▼

Western CIS and the Caucasus

	€ million	
Armenia	77.8	▲
Azerbaijan	122.0	▼
Belarus	45.8	▲
Georgia	192.0	▲
Moldova	35.6	▲
Ukraine	646.8	▼

Note: Financing for regional projects has been allocated to the relevant countries. ▲ or ▼ signifies change up or down since 2006.


Russia
Estonia
Latvia
Lithuania
Belarus
Poland
Ukraine
Czech Republic
Slovak Republic
Hungary
Moldova
Slovenia
Romania
Croatia
Serbia
Bosnia and Herzegovina
Bulgaria
Montenegro
Albania
FYR Macedonia
Georgia
Armenia
Azerbaijan
Kazakhstan
Uzbekistan
Turkmenistan
Kyrgyz Republic
Tajikistan

Russia

	€ billion
Russia	2.3 ▲

Central Asia

	€ million
Kazakhstan	531.6 ▲
Kyrgyz Republic	11.7 ▼
Mongolia	33.6 ▲
Tajikistan	26.2 ▲
Turkmenistan	2.6 ▲
Uzbekistan	14.7 ▲



Number of projects

353

EBRD commitments

€5,583 million

Resources mobilised

€8,617 million

Total project value

€13,809 million

PRESIDENT'S MESSAGE

The EBRD has a great, and much appreciated, future as a strong, efficient and successful institution.

The year 2007 is in many ways a metaphor for the EBRD as an institution. This was a year of excellence of projects, innovative approaches and strong results – and a year that finished by demonstrating all too graphically why the Bank is needed.

In keeping with the Bank's five-year strategy for use of resources, investment in central Europe was limited and there was increased emphasis on south-eastern Europe, the Caucasus, Central Asia, and on Russia where some 40 per cent of the annual business volume was invested, particularly in the Russian regions.

The Czech Republic became the first to graduate as a country of operations of the EBRD. That ended its relationship as an investee country, but the Czech Republic remains firmly committed to a future with the Bank as both a donor and an investor, as Czech companies seek to invest alongside the Bank in countries further east. Seven other central European countries will follow suit over the next few years, releasing resources for the EBRD to devote to the 21 countries where access to capital markets remains difficult and the Bank's experience brings much value.

In 2007, the notable added value was in investments that reflected a shift back towards manufacturing and support for the real economy. There were more investments in the form of equity, where the Bank accepts proportionately higher risks but contributes more as a shareholder.

There was growing activity through the array of programmes for smaller businesses, especially in the Western Balkans and the poorer countries across the region. In partnership with the European Investment Bank, we put new impetus into addressing the massive infrastructure needs of the region. And new forms of investment in environmental upgrades and industrial health and safety will add to the Bank's already strong reputation in supporting sustainable development.

Higher volume, profits, and more projects that fostered more transition than ever before in the history of the EBRD belie the less measurable value of the Bank. Much of the Bank's contribution lies in its deep knowledge of the region where we invest, of the people and the companies, of the policies and the legal structures, the investment environment and the culture. My colleagues and I devote a great deal of energy to talking to political and business leaders about everything from banking supervision to municipal planning.

That kind of dialogue has spurred an accelerating uptake of investments in energy efficiency, which only a few years ago was a virtually neglected opportunity for savings as well as contribution to energy security and limiting climate change. Energy efficiency investments are now thriving, as more and more companies understand the enormous bottom-line benefits of saving energy and protecting the environment.



Jean Lemierre
President

Through long and careful discussions with counterparts in Russia, Ukraine, Romania and other countries, the Bank has helped to develop capital markets by establishing transparent benchmarks for lending and opening longer-term financing for the real economy.

Much of my dialogue with leaders reflects what the EBRD has learned by conducting surveys of the people of the region to try to understand their perceptions of how transition has helped them or failed them. Aspirations and frustrations of average people can help the EBRD to understand the environment where we work, and help policy-makers and entrepreneurs to plan their future.

Across the region, people share the wish for better health and education, less corruption and greater prosperity. Transition for most countries means developing a middle class. It means economies well-endowed with a sound and increasingly sophisticated banking system, diversified industries that draw on the traditional engineering and scientific strength of the region, and products and services that serve consumers well.

For 17 years, the EBRD has helped countries to realise those aspirations. For the past eight years, I have had the honour of leading the Bank as it emerged from the setbacks of the 1998 financial crisis and delivered support and projects to a region that was devastated by financial turmoil just as fledgling market economies and democracies were taking hold.

The EBRD remained committed to its clients and its countries through those difficult years and has gone on to deliver exponential increases in transition impact, volume and profits ever since. As 2007 closed, new trouble was looming in the global financial system. This will no doubt present new challenges for the region in 2008, and serve as an unsettling reminder of just how much the EBRD is needed. Once again, the expert and dedicated staff of the Bank will have to find new ways to adapt to new needs.

I have no doubt they will do it. Supported by a Board with deep understanding of the importance of the Bank, the EBRD has a great, and much appreciated, future as a strong, efficient and successful institution dedicated to investing in the future of the people from central Europe to central Asia.

I leave the EBRD with confidence and heartfelt best wishes for the EBRD, its staff and its future leadership. And with great affection and hopes for a region that is defining and achieving transition for the world.

OVERVIEW

EBRD investments rose in 2007 and, in line with the Bank's strategy of moving operations further south and east, activities were focused on countries at the early and intermediate stages of transition. A new Environmental Policy is being proposed to reflect the Bank's increased focus on the social aspects of its projects, particularly health and safety. Sustainable development across all EBRD projects continues to be fundamental.







Countries in the transition region **continued to prosper in 2007**, recording an average growth rate of 7 per cent – the fastest since the transition process began. This is being driven by strong domestic consumption as people become more prosperous on the back of falling unemployment and poverty levels. Foreign direct investment also reached its highest level since transition began at €52 billion, compared with €34 billion in 2006. Oil and gas prices remained high and so export growth in the resource-rich countries remained strong.

At the same time, economies in the transition region showed signs of overheating by way of rising inflation and external imbalances. Inflationary pressures increased significantly towards the end of 2007 under the influence of rising food and energy prices, and tighter budgetary controls have so far been unable to ease these pressures. In addition, the global financial turmoil that began in August 2007 may lead to higher funding costs, credit constraints and greater risk aversion on the side of international investors and could affect financial sectors throughout the transition region. By the end of 2007, the impact on the region had been limited, although some banks were feeling the effects of tighter liquidity positions. However, prospects for growth in 2008 have dimmed somewhat relative to the previous year as a result of the deterioration in the global economic environment.

Progress in economic reform in 2007 was generally steady, albeit slower than at the beginning of the decade as some countries show signs of reform fatigue. South-eastern Europe made the most headway, although there was limited progress elsewhere. A more detailed assessment of economic reform can be found on page 22.

Coupled with steady reform was an increase in EBRD commitments. In 2007 the Bank invested €5.6 billion in projects in the countries in which it operates – from central Europe to central Asia. This is the Bank's **highest level of investment** and is a €0.7 billion increase on 2006. EBRD financing was spread across 353 projects, a significant rise on the 301 that were signed in 2006. Over half of these were projects in the "very small" range of €5 million or less, which is a 32 per cent increase on 2006. This reflects the Bank's increasing focus on countries further south and east where transition towards a market economy is less advanced and projects tend to be smaller.

The share of new projects rated as "Good" or "Excellent" in terms of their potential impact on the transition process totalled almost 90 per cent. For every euro invested by the EBRD, a further 1.7 were raised from other sources to co-finance the Bank's projects.

Equity investments increased in 2007 by a substantial 42 per cent from 64 in 2006 to 91 in 2007, while equity volume went up by 68 per cent from €1 billion in 2006 to €1.7 billion in 2007. Reflecting a higher average size of individual investment, the equity share of the Bank's annual business volume increased from 20 per cent in 2006 to 30 per cent in 2007. By taking equity in a company, the EBRD can use its position on the board of directors to encourage improvements in corporate governance and sound business standards.

A significant contribution to the 2007 business volume was from the Trade Facilitation Programme, which promotes foreign trade between the countries in which the Bank operates (see page 33). Trade finance issued in 2007 totalled €777 million, a 10 per cent increase on the 2006 amount of €707 million.

The private sector share of annual business volume increased to 86 per cent in 2007 from 80 per cent in 2006. EBRD financing was spread across various sectors. Most of it was directed towards the financial sector (38 per cent) to support institutions within and outside the banking sector, as well as local enterprises, including small businesses. The corporate sector attracted 34 per cent of commitments to support projects in agribusiness, manufacturing, property and tourism, and telecoms and new media. The remainder of EBRD financing went to infrastructure (17 per cent) and the energy sector (11 per cent). Driven by active portfolio management and the composition of the annual business volume, disbursements of funding to reach EBRD clients totalled €4.1 billion in 2007, an increase of 9 per cent on the 2006 level of €3.8 billion. Disbursements took place across all the countries in which the Bank invests.

Realised profit after provisions fell slightly to €1.1 billion in 2007 from the €1.6 billion reported in 2006. Realised equity gains were €0.6 billion, compared with €1.3 billion in 2006. Net profit, including unrealised equity gains, dropped to €1.9 billion from €2.4 billion in 2006 as equity markets in the Bank's region soften, following the trend of the United States and western Europe.

In terms of geographical spread, most of the EBRD's financing went to the early and intermediate transition countries. Investment in south-eastern Europe, the Caucasus, Central Asia and countries on the western fringe of the former Soviet Union reached €2.7 billion in 2007, which represents 49 per cent of the Bank's annual business volume. The Bank focused particularly on the countries in Central Asia, doubling its commitments there in 2007 to €0.6 billion. In the advanced transition countries of central Europe, EBRD commitments fell to €0.5 billion from €0.7 billion in 2006.

In 2007, the Bank invested €5.6 billion in projects in the countries in which it operates, from central Europe to central Asia.


VEOLIA
VEOLIA

Case study
Building partnerships in the water sector

When people are faced with daily interruptions to their water supply they tend to fill baths, buckets and basins as quickly as they can to get enough for drinking, cleaning, cooking and bathing for the next 24 hours. This behaviour, of course, only exacerbates the problem and strains the system even further.

In many countries in which the EBRD operates, the old infrastructure has been left in place too long and desperately needs updating to meet the needs of the increasingly wealthy population. Therefore the EBRD has invested up to €105 million for a 10 per cent stake in Veolia Voda, with the aim of boosting the role of the private sector in the provision of water and waste-water services, with particular emphasis on Russia and Ukraine.

The funds will be used by Veolia Voda to continue its expansion in the Bank's countries of operations. Veolia Voda is the holding company for French company Veolia Water's central and eastern European activities and it has already made successful entries into the markets of the Czech Republic, Hungary, Poland and the Slovak Republic.

Veolia Voda has been very successful in nurturing local talent and it has around 10,000 employees in Hungary, Poland, the Slovak Republic, with the bulk of its workforce (6,000) in the Czech Republic. With the exception of two French citizens, all these employees are local. Veolia Voda has been able to develop and groom local expertise to become group leaders in areas of waste-water treatment such as "sludge valorisation." As well as supporting better quality water and waste-water services, Veolia brings, of course, a commitment to transparency and good corporate governance.

The development of a sustainable infrastructure is crucial for the successful transformation of economies in the EBRD region. Improving the supply of water and reducing the danger of pollution and sickness by raising the quality of waste-water treatment makes a real difference to the quality of people's lives.

Also key to the way Veolia works is the conservation and protection of the quality of water as a natural resource. Water is conserved by addressing water leakages and other techniques that aim to minimise the stress on the water intake. More effective waste-water treatment protects groundwater and surrounding bodies of water from pollution.

Antoine Frérot, Chief Executive Officer of Veolia Water said: "This partnership underlines Veolia's commitment to working in close cooperation with authorities in central and eastern Europe, and our development in this region will be further enhanced through the EBRD's support. Our long-standing expertise will contribute not only to providing communities with efficient water and waste-water services, but also to the protection of natural water resources which is of major importance to this region."




Case study
Russia's automotive industry moves ahead

Kaluga was not always booming. As recently as the 1990s the town was struggling as the region's heavy industry failed to adjust to the market economy. Thousands of residents moved the 160 kilometres to Moscow, but now they are likely to return.

One of the reasons is Kaluga's new Volkswagen factory. The foundation stone was laid in October 2006 and the first cars rolled off the assembly line in November 2007. The factory is mostly financed by an EBRD initiative that, with 11 other banks, raised the rouble equivalent of €750 million, the Bank's biggest rouble investment in the automotive sector to date.

It is Kaluga where Volkswagen's foray into the Russian auto market is to begin and where the company will produce up to 150,000 cars a year by 2009.

"Volkswagen is a magnet," says Deputy Mayor Vadim Vitkov. "Once they're here, many more will come." That was the message he repeatedly drove home to anyone wary of the investment.

Other carmakers, such as PSA-Group, Volvo and Renault Truck, are also preparing operations in Kaluga. During the first phase of production at Kaluga, Volkswagen cars will be assembled on site, thereby avoiding the heavy duties on importing completed vehicles; starting in 2009, cars will also be manufactured at the factory.

Volkswagen was established in 1937 and has built up an international reputation for reliability and eco-friendliness. It now has 47 production plants in 12 countries worldwide, and is the largest car manufacturer in Europe. In 2006 the company sold 5.7 million cars worldwide, and it is working hard to become Russia's car of choice. The first of Volkswagen's Škoda Octavias and VW Passats are already rolling out of the factory. Soon, the Jetta, the Škoda Fabia and a new model designed for future markets will enter production.

The new factory is creating massive job opportunities in all sectors around Kaluga, but the language barrier is a challenge. "We don't have enough people who speak English and German," says Vitkov. So the city is planning to build an education centre. Furthermore, city leaders are concerned that the area's gastronomy isn't up to European standards so the local government is encouraging new restaurants to open that serve European cuisine. Kaluga has also started a residential building programme to tackle the housing shortage.

"We have to become a bigger player in this huge market," remarks Dietmar Korzekwa, Volkswagen Group's representative for Russia. He foresees dramatic growth in the Russian automobile market in coming years. "The population is under-motorised," he observes. While Germany has 500 cars for every 1,000 people, Russia has only 190. In Russia today there are 2.33 million vehicles sold annually. By 2010, that number will be 3 million. "Conservatively speaking," says Korzekwa.

Volkswagen sees greatest growth for its vehicles in the €7,000 to €18,000 price range, particularly with vehicles for the domestic market that will compete directly with the Lada, Russia's best-known passenger car brand, Korzekwa explains.

The Volkswagen project represents the third EBRD investment in a greenfield car production plant in Russia over the past six years. The two earlier projects were GM-AvtoVaz in Togliatti and Toyota in St Petersburg.

The Memorandum of Understanding (MoU) signed in 2006 by the EBRD, European Commission and European Investment Bank has bolstered the strong relationship between these three organisations. The MoU facilitates the joint financing of projects in Russia, eastern Europe, the southern Caucasus and Central Asia and has led to the development of projects such as the upgrading of Moldovan roads (see page 51) and a pipeline of projects covering energy, transport and environmental infrastructure. In addition, to further reinforce their cooperation in the energy sector, the EBRD and European Commission signed another MoU in 2007, focusing on energy security, energy efficiency and nuclear decommissioning.

Investments in Russia increased in 2007 to reach €2.3 billion. This covers 83 projects and amounts to 42 per cent of the Bank's annual commitments (compared with 38 per cent in 2006). The new investments bring the Bank's total portfolio in Russia to €5.7 billion.

The Bank focused on providing finance outside the major cities, devoting more than 90 per cent of its new business to the Russian regions a commitment underlined by the Bank's 2007 Annual Meeting being held in Kazan. To promote economic diversity, activities were spread across the corporate sector (33 per cent), infrastructure and energy (28 per cent), financial institutions (19 per cent), micro, small and medium-sized enterprises (10 per cent) and the Trade Facilitation Programme (10 per cent).

The share of equity investments in Russia reached 37 per cent. Important equity investments included Transcontainer, a subsidiary of the Russian railways, as part of the privatisation of the rail sector, and TGK-9, a regional electrical power producer (see page 43). The Bank also made its largest rouble loan in the automotive sector to Volkswagen in Kaluga, together with international banks.

As part of the EBRD's strategy to promote energy efficiency across all sectors, a landmark project was €150 million, long-term energy efficiency loan to Severstal, a steel producer in the north-west of Russia (see page 44). A further €150 million was syndicated to private banks. It is the largest energy efficiency project undertaken in Russia and will help the country's leading steelmaker to reduce its annual primary energy consumption by 5-10 per cent.

It was also a good year for EBRD investments in the **Western Balkans**. The Bank committed €461 million and signed 38 projects. Disbursements were high, exceeding €330 million, and the high business volume was achieved through a large number of investments in very small projects (those of €5 million and less), an increase in equity investments and a greater involvement with local enterprises.

After one year of operations, the multi-donor Western Balkans Fund is well-established as a significant instrument for funding projects in the Western Balkans (see page 61). Donor funding is an integral part of EBRD investment as it brings additional finance, prepares the way for EBRD projects and allows clients to benefit from expert advice. Pledges have reached more than €20 million, of which about €4.5 million has been approved for more than 25 projects in Albania, Bosnia and Herzegovina, FYR Macedonia, Montenegro and Serbia (including Kosovo). Funding is focused on infrastructure development, access to finance for small businesses, institutional reform and cross-border cooperation.

Crucial support to the EBRD initiatives in the Western Balkans comes from the European Union through the European Agency for Reconstruction (EAR). This support has been provided mainly in the form of TC funds.

Donor-funded activities also include the Italian-sponsored Western Balkans Local Enterprise Facility, which provides equity, risk-sharing and financing to local enterprises. Through this Facility the EBRD signed seven projects in 2007, bringing the total number signed to 10. The Facility now has €65 million for equity investments in the region, €25 million of which has already been invested.

Significant projects in the region in 2007 included the Belgrade Highway and Bypass project, supported by EBRD and donor funding to improve the traffic flow in the Serbian capital, and a €15 million loan to the Montenegrin national rail infrastructure company to improve the safety and efficiency of the country's rail system.



The EBRD held its 2007 Annual Meeting in Kazan, Russia, underlining its commitment to developing the Russian regions.



Investments in railway infrastructure and rolling stock were made across the region in 2007.

The increasing momentum under the **Early Transition Countries (ETC) Initiative** reflects the Bank's commitment to supporting some of the poorest countries where it operates. As a result of the initiative, in 2007 the Bank more than quintupled the number of projects signed annually in the ETCs, compared to levels achieved before the launch of the initiative in 2004. As part of the initiative the Bank was also able to kick-start its activities in its newest country of operations, Mongolia, in 2007, signing six new projects. The ETCs include Armenia, Azerbaijan, Georgia, the Kyrgyz Republic, Moldova, Mongolia (since November 2006), Tajikistan and Uzbekistan.

The EBRD signed 105 projects in the ETCs in 2007. This compares with 80 (excluding oil and gas deals) in 2006, 61 in 2005, 32 in 2004 and 18 in 2003 (before the launch of the initiative). The value of new signings also rose substantially in 2007: €416 million in 2007 compared to €290 million in 2006, €250 million in 2005, €92 million in 2004 and €53 million in 2003. In addition, the Bank has increasingly supported import and export trade with these countries through its Trade Facilitation Programme, achieving end-of-year commitments in 2007 of another €93 million.

To be successful, the ETC Initiative depends on three elements: the Bank's readiness to take on a higher level of risk in ETC projects while respecting sound banking principles; support from the donor community; and dedicating more resources to the initiative through staff at Headquarters and in the Bank's local offices. For example, in 2007 the EBRD completed the transformation of the Tbilisi resident office into a regional hub for activities in the Caucasus and Moldova, decentralising activities and allowing the Bank to place more sector specialists in the field.

Under the initiative, the EBRD makes use of a full range of products to support local businesses. This includes a Direct Investment Facility to fund equity investments in medium-sized enterprises, a Direct Lending Facility and the Medium-sized Co-financing Facility with local banks, which provides loans directly to medium-sized enterprises. In 2007 these products accounted for a third of all signed operations in the ETCs, of which half were in the agribusiness sector. Substantial effort has also gone into expanding work with financial institutions, including lending to micro businesses.

As part of this effort, the new €24 million Tajik Agricultural Finance Facility, the first of its kind in the EBRD region, is a good example of how the ETC Initiative is extending the Bank's reach by providing innovative forms of financing and showing its readiness to take on risk. This facility aims to support the restructuring and diversification of the Tajik agricultural sector, including the cotton sector, by funding loans to small, family and individual private farms, reaching borrowers who would not normally have access to finance. There was also considerable activity in the energy, municipal and transport sectors in 2007.

The Bank is also dedicating a greater effort to institution building and policy dialogue. In this respect the Bank began rolling out a new initiative to support discussions between local enterprises and national authorities through investment councils in the ETCs.

An increase in EBRD signings in 2007 was accompanied by substantial donor-funded commitments, which totalled around €24.9 million. About 51 per cent of this has been provided through the ETC Multi-Donor Fund launched in November 2004, which offers grant financing in support of EBRD projects. In addition, in 2007 the first grant co-financing funded under a Dutch contribution to the ETC Fund was signed for a Tajik road maintenance project.

At its three Assemblies in 2007 the ETC Fund approved a wide variety of grant-funded projects aimed at encouraging the development of the private sector across the ETCs. These included support for microfinance programmes, the development of small municipal projects and the financing of environmental initiatives. It also approved funding for energy efficiency and renewable energy projects. By the end of 2007, the Fund had approved funding for almost 114 grant-funded projects totalling around €39.3 million.

The **graduation of the Czech Republic** from new operations was a notable development in 2007 that recognised the country's progress in achieving transition to a full market economy and democracy. This means that, as of the end of 2007, the Bank no longer makes investments in the Czech Republic, which becomes the first of eight new EU members to graduate, consistent with the strategic direction of the Bank. The Bank will continue to monitor its portfolio of projects in the Czech Republic and work closely with Czech enterprises investing in countries further east. In view of the reduction in business volume in central Europe, the EBRD has consolidated its offices in the Baltic States. Business from the Riga and Tallinn offices has been transferred to the hub office in Vilnius.

Elsewhere, the EBRD opened new offices. In June 2007 the EBRD established its presence in Montenegro by opening an office in Podgorica. Montenegro became an independent country on 3 June 2006 and was subsequently accepted as a country of operations and a shareholder of the Bank. Looking to 2008 the EBRD plans to open two offices in Russia: in Krasnoyarsk and Rostov-on-Don. This will help the Bank to increase its investment outside the major cities in Russia.

To increase the resources available to clients, the EBRD often turns to the private sector, mostly commercial banks, to support its own financing. The opportunities for the EBRD to **syndicate loans** to these banks continued to be plentiful in 2007. In the first half of the year this was driven mainly by high liquidity in the bank lending market. However, the second half of the year brought a much tougher environment as market liquidity tightened dramatically in the wake of the US sub-prime mortgage crisis.

The EBRD established its presence in Montenegro by opening an office in Podgorica.



Case study
Empowering Tajik farmers

In the village of Makram in the Kanibadam District of Sughd Province, Tajikistan, 28 women from the "Dousty" collective farm have just taken their first steps towards economic independence. They have applied for land ownership certificates as part of a new land reform process aimed at greater autonomy for farmers and increased crop diversity.

With financial assistance and farm business management skills provided through a ground-breaking EBRD project, the women will be able to make informed decisions that affect their lives. Sanavbar, one of the 28 women applying for the land certificates, says that when she has her own farm, she will grow more than just cotton and apricots. She plans to expand and include potatoes and tomatoes. "I will be independent and choose what harvest I want and I can pass the land on to my children," she said.

The EBRD project – the Tajik Agricultural Finance Framework – is a new initiative set up in 2007 to support the restructuring and diversification of Tajikistan's agricultural industry, including the cotton sector, by funding loans to small, family and individual private farms. The EBRD is providing €24 million in new loans to Tajik banks, which will be used to support agriculture with wide-reaching training schemes and small loans for farming basics like seeds and fertilisers. The broad aims are to boost crop diversification and ecologically friendly farming and to limit the use of child labour.

The cotton harvest, which supports 75 per cent of the Tajik population, that is 7.1 million people, has fallen from 1 million tonnes a year before the break-up of the Soviet Union to only 450,000 tonnes in 2006. The EBRD scheme will provide alternative access to finance for farmers previously tied to cotton, thereby supporting the "freedom to farm" concept.

Although the economy is highly dependent on cotton and demand for other crops is mostly limited to local consumption, there is, for example, a large new tomato paste plant in central Tajikistan that needs at least 33,000 tonnes of tomatoes a year. In addition, export opportunities for dried onions have inspired many farmers to grow onions as part of their crop rotation.

Many of the farmers receiving loans under the facility will never have received a loan before and many of them, like Sanavbar, will be women. These will be the first syndicated loans in Tajikistan. Murodali Alimardon, Governor of the National Bank of Tajikistan, said "this is a very significant moment for Tajikistan, because not only are these the first syndicated loans in the country but the technical assistance provided alongside this finance will help our commercial banks to provide a real alternative to Tajik farmers and will support our government's new freedom to farm policy".

Agroinvestbank, TSOB and Bank Eskhata, the three partners under the new facility, have already worked closely with the EBRD under the Tajik Micro and Small Enterprise Finance Framework launched in late 2003, and to date have dispersed over €80 million in small loans.



Case study
Focusing on health and safety

Health and safety has always been a feature of the EBRD's environmental policy, and because of the number and severity of accidents that still blight industry in many of the countries where the EBRD is active, the issue continues to have high priority. In mining in particular, accident and fatality rates remain unacceptably high.

The crucial need for EBRD investment in this area was most recently highlighted by the tragedy at ArcelorMittal's Abaiskaya mine in Kazakhstan in January 2008. Thirty miners were killed when an explosion struck the mine, which is one of several attached to the company's Temirtau steel plant. It is the third such accident at the mine complex in four years.

In July 2007 the EBRD and ArcelorMittal signed a €68 million loan aimed at improving health and safety practices in the numerous coal mines it operates around the city of Karaganda, which supply the company's steel plant in nearby Temirtau. The plant was among the former Soviet Union's largest steel mills and is now the central Asian country's only steel producer.

The EBRD funds are part of a €340 million spending programme to support the company's plans to modernise its mines and bring them in line with international best practice in terms of health and safety standards. ArcelorMittal Temirtau will modernise gas monitoring and management systems, upgrade electrical and degassing and ventilation equipment, and enhance the prevention of coal face collapses. Staff training will be another key feature of the project.

The first phase of the EBRD investment programme is near completion and has resulted, among other things, in the replacement of electrical starters, transformers and switches in two mines to reduce the risk of sparks triggering methane explosions.

Lakshmi Mittal, the founder and chief executive of ArcelorMittal said: "The safety of our workers is our number one priority and there has been significant capital expenditure, a change in operating practices and a change in management to improve health and safety at our mines in Kazakhstan."

The project with ArcelorMittal was the first in a wider EBRD initiative to support improvements to environmental, health and safety practices in mines in the Bank's countries of operations. The Bank has also developed a technical cooperation project to work with the mining authorities in Kazakhstan on safety, which is being supported by the Japanese government, and will be undertaken in 2008.

The Bank takes the issue of health and safety extremely seriously. Fatal accidents in industry in many of the countries where the Bank operates are not uncommon, particularly in mining. Kazakhstan, Russia and Ukraine have all suffered serious accidents, which highlights the need for increased investment in health and safety, and the EBRD is working hard to improve the standards in this area across all its projects in all sectors. For example, in May 2007 the EBRD and the Mongolian government launched a training programme for Mongolia's mining industry, with a particular emphasis on worker health and safety.

The EBRD continued to focus on addressing the social impacts of projects in 2007. This included monitoring resettlement and labour-related issues on the Baku-Tbilisi-Ceyan pipeline, which is partly-financed by the EBRD and transports oil produced in the Caspian region to the Mediterranean. In Azerbaijan the Bank worked with the State Oil Company (SOCAR) to improve the living conditions of internally displaced people who had been resettled as a result of the EBRD-funded Shah Deniz project. In Serbia the EBRD and the EIB are funding projects to upgrade the Belgrade highway and Gazela bridge. The Bank has been working with the EIB and the city of Belgrade to help resettle a community of over 1,000 Roma currently living under the bridge to an alternative site with much better conditions.

The EBRD continued to work closely with other international bodies, such as the Global Environment Facility (GEF), to tackle global environmental issues, such as water pollution, climate change and biodiversity. The EBRD and GEF co-funded an environmental credit facility in Slovenia that aims to reduce pollution entering the Danube River Basin. All of the €30 million the Bank committed has been disbursed to the four local participating banks for on-lending to local businesses and small municipalities that invest in pollution-reduction projects.

To assist the development of new GEF projects, the EBRD started work in 2007 with a consultant on a long-term basis. A number of ways of tackling climate change have been formulated, one of which was submitted to the GEF Secretariat as a project proposal. The Bank is also exploring other areas in which to develop projects, either alone or in partnership with other GEF agencies.

The Project Preparation Committee (PPC) identified and channelled donor funding for environmental investment projects, such as waste-water treatment, energy efficiency and biodiversity. Funds from the European Union led to the signing of a €14.6 million project in Armenia to improve waste-water treatment around Lake Sevan, an important environmental and cultural resource. In addition, project financing workshops to help municipalities develop viable environmental projects were delivered in Armenia, FYR Macedonia and Ukraine. At the Environment for Europe Ministerial Conference in October 2007 the ministers endorsed the Bank's decision to incorporate the PPC as a unit within the EBRD to identify environmentally-oriented projects that the Bank could potentially finance.

Another donor-funded initiative hosted by the EBRD is the Northern Dimension Environmental Partnership (NDEP), which fosters stronger environmental cooperation in the Northern Dimension Area, to the north-west of Russia in particular. It brings together the expertise and resources of the European Union, 11 donor governments, including Russia, and international financial institutions such as the EBRD, the EIB, the Nordic Investment Bank and the World Bank, in order to implement its pipeline of projects.

At the end of 2007, funds pledged and contributed to the NDEP Fund totalled €243 million, of which almost €150 million is earmarked for nuclear safety projects (see page 65). Over €90 million of the remaining funds are committed for environmental investments, notably in St Petersburg and Kaliningrad, that aim to reduce the direct discharges of untreated waste water into the Baltic Sea.

The Bank takes the issue of health and safety very seriously. In mining, in particular, accident and fatality rates remain unacceptably high.


"СИРЕЦЬ"
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02 REFORM

Promoting democratic, economic, legal, environmental and social reform is an integral part of the EBRD's activities. Through policy dialogue at all levels the Bank focuses on encouraging democratic practices, improving the investment climate, fighting corruption and ensuring the positive environmental and social impacts of all its projects.

Democratic reform

Fostering transition to open market economies within a democratic framework is at the heart of the EBRD's mandate and is enshrined in Article 1 of the Agreement Establishing the Bank. Most countries where the EBRD operates continue to be fully committed to and applying the principles of democracy, pluralism and market economics. The results of the EBRD/World Bank *Life in Transition Survey*, carried out across the Bank's countries of operations in September 2006, supports this (see also page 23). People in the region overwhelmingly prefer a democratic system of governance to all others and although there has been a high degree of political volatility in much of the region, people's belief in democracy remains.

For some countries, particularly those in south-eastern Europe, the objective of further integration with the European Union continues to serve as a driving force for democratic reform. In the past year, Bosnia and Herzegovina, Montenegro and Serbia have signed or initialled a Stabilisation and Association Agreement with the European Union, which will anchor further democratic and market reform. Other agreements promoting democratic reform are being implemented under the EU's European Neighbourhood Policy (ENP), which covers Armenia, Azerbaijan, Belarus, Georgia, Moldova and Ukraine. All of these countries (with the exception of Belarus) have agreed ENP Action Plans with democratic reform components. Reform efforts in Russia are conducted through a parallel process, the EU-Russia Strategic Partnership, and its supporting Partnership and Cooperation Agreement.

More generally, the steady development of civil society and progress in conducting free and fair elections has strengthened political accountability in many countries across the transition region, including Armenia, Georgia and Ukraine.

However, the persistent lack of progress in building a multi-party democracy in a number of countries continued to cause concern in 2007. The EBRD has expressed concern about the slow pace of democratic and economic reform in its most recent strategies for Belarus, Turkmenistan and Uzbekistan. Both Belarus and Turkmenistan continue to operate under scenario-based strategies that identify certain benchmarks for progress in political and economic reform. The most recent strategy for Uzbekistan also contains political and economic benchmarks. The latest assessments by the Bank for these three countries note little evidence of improvement in the authorities' commitment to the principles of Article 1.

In the case of Belarus, despite some welcome gestures from the authorities, there has been little evidence of the substantial progress in the sought-after democratic reforms. In the case of Turkmenistan, following the death of President Niyazov in December 2006, the new leadership embarked on measures to reverse some of the social and economic policies of the previous regime and has undertaken steps towards ending the country's international isolation. However, it is not clear how far-reaching the initiated reforms are. Similarly, the Bank continues to have concerns bout the continuing lack of progress in Uzbekistan towards reaching the political and economic benchmarks set out in the strategy.

Consequently, the EBRD will continue to exclude any funding of public sector projects in these countries, focusing exclusively on financing private sector projects, provided that it can be demonstrated that the proposed investments are not effectively controlled by the state or state entities and that government officials will not personally benefit financially from such investments. The EBRD does, however, aim to maintain a dialogue with government and non-governmental organisations in all three countries on ways of improving the investment climate for private entrepreneurs, with the hope of encouraging stronger political and economic reform. If sufficient progress in political and economic reform is achieved, the EBRD would review a broader range of activities in Belarus, Turkmenistan and Uzbekistan.

Economic reform

Each country's commitment to economic reform is crucial for the EBRD's ability to advance the transition process and promote private sector development. During 2007, the Bank's Office of the Chief Economist (OCE) continued to monitor progress in all of the countries where the EBRD operates.

The pace of economic reform varied significantly across the region during 2007. South-eastern Europe recorded the most progress, with two countries – Bulgaria and Romania – joining the European Union on 1 January 2007 and Croatia progressing in its negotiations with the European Union on the *acquis communautaire*, the body of European law that all members must adopt. As previously noted, Bosnia and Herzegovina, Montenegro and Serbia also progressed within the EU's Stabilisation and Association process.



The objective of further integration with the EU is a significant driving force for democratic reform.



The EBRD/World Bank *Life in Transition Survey* showed that people are committed to democracy going forward.

Elsewhere, there were advances in private sector development in countries with strong pro-market support, most notably in Mongolia. In several CIS countries, including Ukraine, market developments and external economic factors triggered a number of reforms in the financial sector. However, more limited reform was recorded in countries that benefited from high oil and gas prices. This was also the case in central eastern Europe and the Baltic states where transition has gone furthest. A detailed assessment of each country's progress, across a wide range of areas, was published in the Bank's *Transition Report 2007*.

This year's report also includes an analysis of the EBRD/World Bank *Life in Transition Survey*. The analysis explores how transition has affected living standards and measures of life satisfaction across and within countries, identifying the groups that have benefited or suffered most from the process. The report looks at people's attitudes to democracy and the market economy and how these attitudes have been shaped by individual experiences in the labour market. It also examines the state of public services and the potential for greater involvement of the private sector.

The Bank's analysis shows that, although people are now generally committed to democracy and the market economy, many are dissatisfied with life and believe that economic conditions were better before transition began than now. There is still some opposition to reform and, therefore, policy-makers throughout the region face a major task not only in advancing reforms to achieve the standards of market economies but also in convincing people of the benefits of transition.

Underlying all of the Bank's work is a commitment to increasing the impact of its projects on transition. This involves assessing, prior to Board approval, the potential impact of these projects and their risk of failure as well as monitoring progress in achieving each project's objectives against a set of concrete benchmarks once the project is under way. Lessons learned during monitoring are taken into account when structuring future projects. Out of 185 projects individually rated by OCE and signed in 2007, 165 (89 per cent) were rated by the OCE as having "Good" or "Excellent" transition impact potential.

The nature of the Bank's involvement can be enhanced when there is client commitment to reforms. In 2007 the Bank took an active role in designing incentives for private sector companies involved in municipal projects in Russia and helped to resolve regulatory disputes involving public utilities that have received EBRD financing in a number of countries, including Bulgaria, Moldova, Romania and the Slovak Republic. The Bank also worked on implementing the Sustainable Energy Initiative in Kazakhstan, where the government intends to combine ambitious reforms with EBRD investment to improve energy efficiency and develop renewable energy projects.

Legal reform

The EBRD's Legal Transition Programme (LTP) aims to improve the business environment in transition countries by enhancing their legislative framework and legal institutions. The LTP has traditionally been funded principally by donors but in 2007 certain LTP activities were integrated into the Bank's overall budget, ensuring sustainable financing.

Mortgage law was a significant area of activity in 2007. A report produced in 2007, *Mortgages in transition economies: the legal framework for mortgages and mortgage securities*, aims to identify what reform is needed to achieve an efficient legal framework for mortgages. In preparation for this publication the EBRD conducted a survey of mortgage laws in 17 transition countries that already have an active mortgage finance market or that are actively developing such a market. The report advocates a legal framework for an efficient mortgage market that benefits both borrowers and lenders. The report is expected to play an important role in enhancing mortgage legislation in the region.

The EBRD also embarked on a project to issue standards for corporate governance in banks in eastern Europe, the Caucasus and Central Asia. This initiative is being developed in collaboration with the Organisation for Economic Co-operation and Development (OECD). A working group comprising representatives from the relevant countries began drafting the standards in 2007 and the final version of the principles is expected in mid-2008.

As part of its ongoing assessment of legal transition, the Bank published in its 2007 *Transition Report* the results of a survey measuring the effectiveness of securities markets legislation. The survey concluded that the quality of legislation had improved significantly in recent years but it confirmed the need to strengthen enforcement mechanisms, particularly in CIS countries.

Building on the success in 2006 of training courses held for judges in the Kyrgyz Republic, four more seminars took place in 2007 covering various aspects of commercial law. Moreover, junior Kyrgyz judges took part in an internship in the commercial courts of Kazakhstan and a new commercial law library was opened in Bishkek.

Another focus of LTP activity was the area of insolvency. For example, the Bank provided technical support to Serbia's Bankruptcy Supervisory Agency for the regulation of bankruptcy administrators (see page 24). In Russia, the LTP has initiated a project to assist the Ministry of Economic Development and Trade in the regulation of insolvency administrators.

Although people are now generally committed to democracy and the market economy, many are dissatisfied with life and believe that economic conditions were better before transition began.



Case study
A transparent bankruptcy system for Serbia

Before the implementation of Serbia's relatively new insolvency legislation it was not uncommon for insolvency to be misused: a business would be run into the ground intentionally, stripped it of its assets and the creditors left with nothing. Often the remaining assets of a bankrupt business ended up slipping through everyone's fingers because of inefficient insolvency procedures and poorly-trained amateurs at the administrative helm.

Now Serbia has the enormous advantage of having a bankruptcy law that has been in development since 2000 and that incorporates many of the best bits of other insolvency systems around the world. However, making good use of that legislation is still a work in progress.

It is clearly an important part of any transition to a fully-fledged market economy that good insolvency laws are in place and are properly adhered to and supported by sound regulations. Any potential investor will look to the strength and efficiency of the insolvency and restructuring environment of a country before taking the decision to invest money.

After adopting the new law in 2005, the Serbian government created the Serbian Bankruptcy Supervisory Agency (BSA) to oversee the country's insolvency system. In the same year the EBRD undertook a project providing technical assistance entitled "Insolvency Regulator Capacity-Building in Serbia and South Eastern Europe". The Swiss State Secretariat for Economic Affairs (SECO) donated just over €300,000 to the project, although it was not involved in the implementation.

The project began with a two-fold objective – to improve the skills of the BSA and to develop EBRD Principles of Insolvency Office Holders based on international best practice. These administrators are appointed from the private sector to administer any insolvency – he or she will collect and take possession of the debtor's assets, consider the claims of the creditors and admit or reject those claims, administer the possible disposal of the assets and payment of creditors or recover the debts owed to the insolvent business.

As part of this process, the EBRD helped organise a roundtable discussion on the supervision of insolvency administrators. The EBRD shared its views on best ways to improve the Serbian insolvency regime and to implement the new law, as well as best international practice on supervision, licensing and training of insolvency administrators. The roundtable was attended by representatives from the Supreme Court of Serbia, the High Commercial Court, commercial courts, the BSA, insolvency administrators and representatives of international institutions involved in bankruptcy regime improvement initiatives.

"The roundtable contributed to a better understanding of the ways in which our current bankruptcy system can be enhanced and made more efficient," says Vesna Gaćeša, Director of BSA, and former bankruptcy administrator.

Serbia remains an excellent example of collaboration between international institutions such as the EBRD, the World Bank, the United States Agency for International Development (US AID) and Gesellschaft für Technische Zusammernarbeit (GTZ), each of which is actively focusing efforts on developing the existing insolvency system in the country.

Telecoms was another area of attention and the Bank worked extensively in implementing regulation and helping to increase the skills of the telecoms regulators in Kazakhstan, the Kyrgyz Republic, Mongolia and Montenegro, where the Bank began implementing its first legal reform project. In addition, the Bank's recommendations for telecoms sector reform in Kosovo were approved for implementation in June 2007.

In addition to its LTP activities, the EBRD seeks to improve the legal and regulatory environment directly affecting the Bank's capital market operations in the countries where it invests. This objective is closely connected with the Bank's own local currency funding and lending operations in the region. In 2007 the focus of these endeavours was on Kazakhstan, Russia and Ukraine.

In June 2007 the Bank organised, in cooperation with the International Swaps and Derivatives Association (ISDA), a conference in Moscow on the development of the derivatives market in Russia. Market participants, regulators and lawyers discussed ways to advance the local regulatory regime and practice. The Bank also observed and, where appropriate, commented on a number of legislative initiatives, such as addressing weaknesses in the current framework for securitisation transactions in the Russian market.

In Kazakhstan and Ukraine the EBRD worked closely with the National Bank of Kazakhstan and the National Bank of Ukraine, as well as with commercial banks, to create the new money market indices "KazPrime" and "KievPrime". In addition, the Bank is supporting the development of such indices in Bulgaria and Romania. The EBRD expects that these indices will become important building blocks for the development of the financial markets in these countries by increasing market liquidity and by paving the way for the issuance of floating rate bonds and loans in local currency. Robust money market indices are also a precondition for the development of various derivative instruments in local currency.

Environmental and social reform

Since the establishment of the EBRD's Environmental Policy in 2003, environmental and social issues in the countries where the Bank operates have changed. Attention is focusing increasingly on energy efficiency and renewable energy. As the EBRD's activities move further south and east, including to some of the poorer countries of the Bank's operations, social issues, such as labour standards, the effect of EBRD projects on indigenous people, resettlement and gender equality are increasingly important and a key component of sustainable development.

In 2007, good progress was made in revising the Bank's Environmental Policy, which is proposed to be renamed the Environmental and Social Policy to reflect the social impact of the Bank's activities. The proposed draft policy outlines the Bank's overall requirements and commitments and is supported by 10 performance requirements that aim to provide a greater degree of clarity for clients and the Bank. Guidance notes explaining the policy and performance requirements will be developed once the new policy is approved.

Consultation began in 2006 with expert working groups meeting to discuss changes in requirements of international financial institutions (IFIs), labour issues, public health and the impact of EBRD projects on indigenous people. This work continued in 2007 with the publication on the Bank's web site of an issues paper in English and Russian. This issues paper gave an outline of the key topics to be considered in the new policy, such as defining project boundaries and clarifying responsibility for disclosure and public consultation.

Key topics were also discussed at the NGO programme at the Bank's annual meeting in Kazan (Russia) in May 2007. The Bank was encouraged to engage with all affected groups and to consider the impact of EBRD projects on local communities. In addition, the Bank held meetings with indigenous people in Murmansk, north-west Russia, Petropavlovsk and Kamchatskiy in Russia's Far East and it is planning a third meeting in Irkutsk, Siberia, for 2008. The EBRD also consulted on the policy review with banks and IFIs, the World Health Organization, the International Labour Organization, the EBRD's Environmental Advisory Council and the European Union. A survey was also carried out to seek input from EBRD clients.

Following the release of a draft policy on the EBRD web site in English and Russian, a series of public consultation workshops will take place to discuss the new policy. Consultations are currently planned for six locations: Bishkek, Belgrade, Budapest, London, Moscow and Tbilisi. Once the new policy has been approved, it will be posted on the EBRD web site in English and Russian later in 2008.

Gender equality is a key element of sustainable development, and in 2007 the Bank looked at how to gain a better understanding of where issues relating to gender equality occurred in the Bank's countries of operations. Following the recommendations of an independent study in 2006 that was funded by the UK Department for International Development and the Canadian International Development Agency, the Bank set up an inter-departmental working group to identify investment projects that would contribute to gender equality. The group is also looking at introducing other initiatives to promote good practice among clients, such as a guidance note on family-friendly working practices, which will be finalised in 2008.

Integrity

The EBRD is committed to transparency and accountability in all its operations. One of the key ways of achieving this is through the EBRD's Chief Compliance Office (CCO). The CCO advises on the suitability of prospective clients, investigates allegations of fraud, corruption and misconduct and handles complaints from groups adversely affected by EBRD projects. Such procedures not only protect the Bank's investment but they also require prospective clients, through legally enforceable covenants, to adhere to acceptable business and governance standards. The EBRD considers that effective integrity due diligence and the fight against fraud and corruption is an essential feature of successful transition within each country of operations.

In 2007 the CCO provided advice on approximately 240 projects, a significant increase on the 160 projects in 2005 and 2006. This increase reflects the fact that as the Bank shifts its operations south and east the business environment is becoming more difficult and integrity concerns are more frequent.

The EBRD ensured that the definitions of fraudulent and corrupt practices agreed by the IFI Anti Corruption Task Force were incorporated in contracts signed by the Bank in 2007. The EBRD is now considering introducing sanctions, such as being placed on a list of ineligible entities, for fraudulent and corrupt practices at any stage of the project cycle.

The CCO amended the Bank's integrity due diligence guidelines in 2007 to require enhanced due diligence and project monitoring for projects involving certain categories of people such as politically exposed persons, and for projects that require the government to issue licences and permits, for example projects in the oil sector.

The EBRD hosted five anti-money laundering training programmes in 2007, with the help of funding from Switzerland and the European Union. Since 2005 over 600 individuals from 350 financial institutions in 16 of the Bank's countries of operations have benefited from the programme.

In June 2007, the EBRD hosted the Fourth Conference of Principals of Independent Accountability Mechanisms in IFIs and Related Institutions. This explored, among other things, how to manage expectations of accountability mechanisms and what they can deliver.

To bolster the Bank's support for standard-setters, such as the Financial Action Task Force on Money Laundering, and to underscore the importance of anti-corruption reforms in the Bank's countries of operations, the CCO continued its participation in Transparency International's Steering Group on Business Principles for Countering Bribery, and to maintain close relations with the OECD and Council of Europe.

Following the adoption of the new Code of Conduct for EBRD staff in 2006, the CCO continued to provide advice on the Code's application, and it investigated three incidents of suspected misconduct. During 2007, the CCO provided integrity training to 361 staff members under its *Integrity Matters!* programme. It also delivered courses to 28 bankers about their obligations and duties as nominee directors on the supervisory boards of companies that have received equity investments from the Bank. It has also provided training to 135 staff about anti-money laundering, countering the financing of terrorism and integrity due diligence.

In early 2008, the EBRD will issue its second Anti-Corruption Report. It also intends to adopt an Anti-Corruption Policy, which will bring together the various measures the Bank uses to make sure its funds are not illegitimately diverted from their intended purpose.

Good governance and transparency

The EBRD strives to instil good governance and sound business practices in all areas of its work. A cornerstone of this endeavour is the Bank's Public Information Policy (PIP), which promotes disclosure and transparency as a fundamental business principle in the companies in which it invests. The Bank continues to be guided by the underlying presumption that, whenever possible, information concerning the Bank's activities will be made available to the public unless there is a compelling reason otherwise. Openness helps to promote the Bank's impact on transition in the countries in which it invests and helps to improve the stability and efficiency of markets.

In 2007 the EBRD began a review of the PIP. This is normally done every three years, with the next review due in 2009. However, it was brought forward to coincide with the revision of the 2003 Environmental Policy, which is being modified to reflect the Bank's increased focus on the social impact of its projects (see page 25). These two policies are closely related as the PIP cross-refers to the (current) 2003 Environmental Policy regarding requirements related to disclosure of environmental and social information. However, the Bank is now looking to revise the PIP so it covers the Bank's disclosure requirements and includes more clarity on confidentiality.



The EBRD's *Transition Report* is published annually and charts economic progress across 29 countries.



The Bank maintains a good level of dialogue with interested NGOs, including a full programme of discussions at the Annual Meeting.

Running parallel with these two exercises, in 2007 the Bank initiated a review of its Procurement Policies and Rules (PP&R), a set of standards that must be adhered to by anyone providing the EBRD with goods or services. Although periodically modified since their adoption in 1992, the PP&R have not been subject to a comprehensive review, and as the needs of the Bank and its clients and suppliers evolve these changes need to be reflected in the PP&R.

Invitations for the public to comment on all three reviews were posted on the Bank's web site in 2007. For the PIP and the Environmental and Social Policy, these invitations to comment formed the basis for a detailed programme of public consultation aimed at giving those investing in the Bank the best opportunities to participate in the policy development process. It is anticipated that all three policies will be approved in 2008.

As well as providing information to the public, the Bank also seeks feedback on its projects. Through the Independent Recourse Mechanism (IRM), local groups that may be adversely affected by a Bank project can raise complaints or grievances with the Bank.

In 2007 the EBRD received four new IRM complaints and continued to process a complaint that had been received the previous year. Two of the new complaints were deemed "manifestly ineligible" for registration under the IRM. The other two were found to comply with the IRM and were duly registered for further process. The IRM will be reviewed in 2008.

Anti-money laundering programmes

600 people trained



A sound legal system is the basis of a functioning economy.



03

FINANCIAL SECTOR

The EBRD plays a vital role in building a competitive, diversified and sustainable financial sector, which is a key part of transition to a market economy. The Bank provides a wide range of financial products designed to support all types of financial services businesses across the countries in which it operates.





Activity in the financial sector continued to be strong in 2007, generating an 11 per cent growth rate in the portfolio, which reached €6.7 billion. With 181 new project signings of over €2 billion by the end of 2007 the financial sector represented 34 per cent of the Bank's total business portfolio.

The EBRD offers a range of financial instruments that are tailor-made to support each project's objectives. By providing equity investment to banks, funds or non-bank financial institutions such as insurance and pension companies, the Bank is injecting capital for restructuring and privatisations, promoting institution building and helping to develop the equity industry. Equity investments accounted for nearly one-third of the Bank's investment in the financial sector in 2007, with equity funds in particular having a strong year.

The Bank provides a variety of debt products – for example straight senior loans, loans in local currency, syndicated loans and long-term mortgage financing. By providing credit lines for on-lending to banks, the EBRD can target specific areas such as small and medium-sized enterprises (SMEs), local municipalities and energy efficiency. The Bank also assists import and export trade in the transition region by providing trade guarantees and short-term loans via the Trade Facilitation Programme (see page 33). Through debt financing to local banks, the EBRD increases lending to private enterprises and strengthens local institutions. In 2007 new business reached over €1 billion.

Debt products are also available to non-bank financial institutions such as leasing and consumer finance companies. The Bank has recently been involved with securitisation transactions involving the sale of pools of financial assets such as mortgages, and this is helping to stimulate the local capital markets. New business to non-bank financial institutions was over €300 million in 2007. Chart 1 shows new business for the EBRD in the financial sector in 2007, by product.

In line with the EBRD's overall strategy, new business in financial services is increasingly being undertaken in countries in the south and east of the region. Nearly half of new business volume was achieved outside central Europe and Russia, with particular growth in Kazakhstan and Ukraine. Over 45 per cent of projects signed were in Central Asia, western CIS and the Caucasus. Russia remained a significant area for new projects, accounting for 42 per cent of new business volume and 21 per cent of projects. Although new business shifted away from central European countries such as the Czech Republic, Hungary and Poland, this region continues to be an important element in the financial sector portfolio, constituting 28 per cent of the portfolio, €1.9 billion.

In 2007 the Bank signed 57 new projects for a total of €140 million in the countries at the earliest stages of transition to a market economy. By providing finance through local financial intermediaries, the EBRD gives micro, small and medium-sized enterprises (MSMEs) access to much-needed finance that will nurture the private sector. These projects are often supported by technical assistance that, through training and consultancy services, enhances the skills of those working in the financial sector. The Trade Facilitation Programme is also very active in this region (see page 33).

As the geographic spread of the Bank's portfolio evolves, so does the client base and range of financial products offered. The EBRD provides products to its clients that are designed to meet their needs as well as addressing the constantly changing challenges of the transition process. For example, many of the Bank's clients have indicated a strong financing need for funding that does not lead to substantial foreign exchange risk. In response, the EBRD invested over €48 million in The Currency Exchange Fund in 2007. Through the fund the Bank offers synthetic local currency loans to borrowers in the smaller and less developed financial markets, such as in the ETCs and Western Balkans (these loans are "synthetic" as they contain a mechanism that hedges against foreign exchange risk but settle in hard currency, as opposed to being loans that are deliverable in local currency). Reducing the foreign exchange risk mismatch between assets and liabilities can improve the credit risk of those clients. In addition, the Bank is supporting the development of money market indices in several transition countries, which will help to build vibrant financial markets by increasing liquidity and paving the way for the issuance of floating-rate bonds and loans in local currency.

The Bank is also engaged in policy dialogue with governments and regulators on a wide range of issues, including supporting the development of efficient remittance channels, through which workers living abroad can send money home, and involvement in the implementation of Basel II. By supporting key legislation (such as insurance legislation and regulation and local securitisation legislation), the Bank is able to enhance the financial sector infrastructure and broaden the products available to the market.

Chart 1
New business in the financial sector, by product (2007)


25%
19%
10%
10%
6%
6%
6%
6%
4%
3%
3%
2%
Trade finance
Equity funds
Microfinance
Syndicated loans
Bank equity
Energy efficiency
Pension and insurance (equity)
SME
Leasing
Securitisation and capital markets
Other debt
Mortgage

As part of the transition process the EBRD plays a key role in promoting institution building, integrity and good corporate governance in the countries in which it operates. This is important across all industries but for a healthy financial sector to flourish, the trust and confidence of market participants is crucial, and therefore essential for transition.

Banking sector

In 2007 the EBRD committed €95 million to six new equity investments in Armenia, Kazakhstan and Russia. The EBRD also provided ongoing financial support to existing clients by participating in the capital increases of 11 other banks across the region. Most of these investments were made to local banks that do not have a strategic investor.

The EBRD currently has investments of over €980 million in 49 banks covering 22 countries. By participating in the supervisory boards of these institutions, the EBRD has the opportunity to improve corporate governance, promote transparency and accountability, assist institutional development and help management and shareholders realise the potential of these banks.

Lending to banks continued to be a key business area for the EBRD in 2007. The Bank signed 66 projects totalling €566 million, which were spread across 15 countries. As a reflection of the geographic shift of business, 33 of these were in countries on the fringes of the former Soviet Union, such as Armenia, Azerbaijan, Belarus, Georgia, Moldova and Ukraine.

The development of new programmes focusing on high priority areas, such as sustainable energy, has also improved the diversification of the EBRD's portfolio and broadened the availability of finance to the local economy.

The Bank is placing particular importance on the promotion of sustainable energy across its countries of operations. There are now EBRD financing frameworks tackling these issues covering Bulgaria, Georgia, Romania, Slovak Republic and Ukraine. These frameworks enable the EBRD to provide credit lines to participating banks which then on-lend to industrial and/or residential customers for sustainable energy investments. These facilities are usually supported by grants from donors for technical assistance and, in some cases, incentives. In 2007 the EBRD signed 13 energy efficiency-related projects totalling €136 million. Similar projects will be developed in 2008 in Armenia, Kazakhstan and Russia.

The EBRD has improved the ability of local banks to work with medium-sized and larger companies by expanding the Medium-sized Loan Co-financing Facility (MCFF). Under this facility, the EBRD participates in sub-loans to larger companies, thereby overcoming the constraints faced by banks in lending large sums to a single borrower because of risk and exposure limits. In 2007 the EBRD signed four projects under the MCFF in Armenia and Azerbaijan.

As financial markets broaden and deepen, a wider range of financial instruments is being offered in many countries. For example, mortgage lending has become an important growth area in many transition countries. In 2007 the Bank signed nine mortgage projects totalling €47 million with banks in Georgia, Kazakhstan, the Kyrgyz Republic, Russia, Serbia and Ukraine. These projects provide the foundations for the client banks to use their growing mortgage portfolios as support for subsequent securities issues. In this way, additional funds for mortgage lending can be raised to allow people to own their own homes and a new asset class becomes available in the capital markets. The Bank is also committed to helping countries develop efficient mortgage systems (see page 23).

The Bank has also promoted syndicated lending transactions for banks in the countries where it operates. In 2007, nine EBRD projects in support of the banking sector involved the syndication of part of the loans to commercial banks. These projects combined €237 million of EBRD financing with a total of €530 million of syndicated financing. The banks benefiting from these loans were in Armenia, Azerbaijan, Kazakhstan, Russia and Ukraine. Through these operations, the EBRD has been able to extend loan maturities and introduce new banks to the syndicated loans market, such as Armeconombank in Armenia. By syndicating transactions, the EBRD can not only increase resources available to clients in difficult investment climates, but financial institutions are also able to attract internationally reputable banks as co-lenders that might provide further support in the future.

Specially designed frameworks have been developed to target countries at the early stages of transition, such as the Kyrgyz Financial Sector Framework. These provide ready-made finance packages that are also backed up by technical cooperation funds. The frameworks allow the Bank to respond quickly and flexibly to client needs.



Loans to local and regional banks such as UkrEximBank allow the EBRD to reach small and medium-sized businesses across its region.



The TFP stimulates import and export trade by guaranteeing trade transactions.





Case study
Backing a commercial bank

Iskenderov Shahin is an Azerbaijani businessman who casts his net wide. He produces pomegranate juice, runs a poultry farm, makes flour and owns a chain of fuel stations. He is also one of many Azeris who have made use of the small and medium-sized loans provided by Unibank, Azerbaijan's leading private independent commercial bank. He borrowed €102,000 to install freezers at the poultry plant and to import Russian bottles for the juice business.

Unibank has been able to help local businesses this way thanks to support from the EBRD. This support continued in 2007 by way of a €24 million loan to promote further competition in the country's banking sector, where state-owned banks once virtually monopolised the market.

The EBRD loan, which was increased to €24 million from €20 million to meet market demand, will send a strong positive signal to the Azeri banking sector (which grew by 75 per cent in 2006) and help to attract more foreign investment and new local customers by enabling Unibank to offer a diverse product range, regional representation and, perhaps most importantly, a strong service culture.

Unibank intends to expand its branches from five – three in Baku and one each in Ganja in the west and Sumgait in the north-east – to 21 by 2009. It will continue to make small and medium-sized loans to local businesses and individuals and to widen its cooperation with international financial institutions (IFIs). It will also continue to lead the market with its range of products, including credit and debit cards and electronic banking.

At present, Unibank is the only Azeri bank to be a member of the American Chamber of Commerce and, with the help of EBRD technical assistance, the Board of Directors has adopted regulations to bring the bank into line with international standards.

The EBRD has a long history with Unibank and has helped build the bank's reputation as an innovator in the local banking sector, bringing it up from being the sixth largest Azeri bank in 2003 to one of the largest today. This was done with equity and debt funding as well as technical assistance programmes. The EBRD is a 15 per cent shareholder in Unibank.

"The asset and credit portfolio of the bank has doubled this year, while customer deposits have more than trebled and net profits have grown 2.4 times," says Faig Huseynov, Chairman of the Executive Board. "This impressive growth resulted in Unibank's becoming one of the top three biggest commercial banks in Azerbaijan."

"Having been the first Azeri private bank to attract a syndicated loan from an IFI in April 2005," he went on, "Unibank is delighted to continue its development by signing already its third loan agreement with the EBRD. This signifies the solid trust of the international banking community in Unibank."

Trade finance

The EBRD's Trade Facilitation Programme (TFP) stimulates import and export trade by guaranteeing trade transactions. It also provides short-term loans to selected banks and factoring companies for on-lending to local exporters, importers and distributors.

In 2007 the EBRD financed 1,056 trade transactions totalling €777 million under the TFP. Most of these transactions supported small business, with about 40 per cent of all deals under €100,000.

By encouraging an increase in trade, the TFP helps to not only create jobs but also to improve cooperation and understanding between countries. Since a growing number of transactions supported by the TFP involve trade deals between the EBRD's countries of operations, the programme is also supporting the restoration of traditional trade links that may have remained dormant for some time.

There has been steady growth in the number of transactions in the EBRD region since the programme began in 1999. In 2007 the TFP financed 259 intra-regional transactions. These included the export of grain and food products from Hungary, Kazakhstan, Romania, Russia and Ukraine to Armenia, Georgia, FYR Macedonia, Moldova and Tajikistan or the export of machinery and equipment from Estonia, the Slovak Republic and Poland to Azerbaijan, Belarus, Bosnia and Herzegovina, Georgia, Russia and Uzbekistan. Other transactions included the export of pharmaceuticals from Croatia and Russia to Tajikistan and the export of cosmetics from Bulgaria to FYR Macedonia.

With the issuance of a €105,000 letter of credit by Tojiksodirotbank of Tajikistan to Fortis Bank, the TFP has passed a milestone by financing its 6,000th transaction. The letter of credit covered the import of juices and nectars made in Russia to Tajikistan.

The programme currently has 115 issuing banks in the EBRD's region and over 640 confirming banks all over the world. New TFP facilities were signed in 2007 with 15 financial institutions in nine of the Bank's countries of operations, including the first facilities for the development of factoring services in Romania and Russia.

The TFP plays a particularly important role in the early transition countries, stimulating market activity by using a streamlined approach to financing a large number of small projects. In 2007, the EBRD financed 436 foreign trade transactions in these countries.

Equity funds

By investing in equity funds the EBRD is helping not only to develop a strong private equity industry, but also to raise corporate governance standards in the companies receiving investment and to promote an entrepreneurial culture. The Bank primarily supports private equity funds managed by professional fund managers and backed by institutional investors.

High liquidity in the market in 2007 gave the EBRD increased opportunities to support start-up funds. The Bank was able to develop a balanced portfolio of new transactions that involved existing relationships and emerging managers as well as incorporating a shift in direction towards new regions and new sectors.

The EBRD committed nearly €400 million to 12 new private equity funds. These funds are providing in total over €2.6 billion in new investment into the equity markets of the countries in which the Bank operates. There has been a move away from pan-European funds to funds focused on specific regions such as the Balkans and Central Asia. There was also greater focus on venture capital funds, for example the New Europe Venture Equity Fund, which will invest in new technology companies in software and IT services in south-eastern Europe, and the Venture Capital Fund (VTB) which aims to increase the global competitiveness of Russia's high-tech sector.

The Bank continued to run a strong equity fund portfolio in 2007, illustrated by successful exits from investee companies. In 2007, realised gains totalled over €183 million. This has sent the commercial market a clear signal of the benefits of equity investment. The recent successes are solid evidence that the Bank's determination to remain a provider of risk capital during a time when the financial climate was difficult has paid off in financial terms as well as in advancing the transition process.

The EBRD continues to be the largest investor in private equity funds in the transition region. The shortage of disciplined risk capital and the Bank's experience and success in this area have resulted in the EBRD playing a key role in the development of a sustainable private equity industry in the countries in which it operates.

Other financial services

In 2007 the EBRD continued its support to financial institutions outside the banking sector with new commitments amounting to €307 million. This area of finance has increased significantly in recent years. The portfolio now stands at over €1.1 billion and involves 20 countries. It has been at the forefront of product innovation and continues to develop under-served markets, such as leasing and insurance, that often require changes in legislation to open up and expand these activities in the Bank's countries of operations.

The provision of new debt financing was made to 13 leasing, mortgage and consumer finance companies in 2007. In addition, as part of the Bank's ongoing work to develop local capital markets, it signed two securitisation projects in Russia and a credit line to support pre-initial public offerings and bond issues in Kazakhstan, Russia and Ukraine.

Six new equity investments were made in Azerbaijan, Bosnia and Herzegovina, Russia and Slovenia, which cover the insurance, pension and leasing industries. Continued financial support was provided to another six financial institutions outside the banking sector in the form of capital increases.

The leasing sector was particularly active in 2007, with the EBRD signing 13 projects for a total of €76 million. The leasing industry is important as it provides alternative sources of financing for companies that find it difficult to access loans for major equipment purchases. It also extends the depth and breadth of the financial sector in the countries where the Bank operates.





04
FINANCING FOR SMALL BUSINESS

For a market economy to flourish, small businesses are essential. They generate income, create new employment opportunities and contribute to local economic growth and transition. The EBRD provides support for the development of small businesses in all countries where it invests.

Russia Small Business Fund

421,000 loans disbursed

Micro and small business financing

One of the Bank's largest lending programmes is its donor-supported Micro and Small Business Programme, which currently operates in 18 countries. EBRD financing is provided through 103 local banks and specialised microfinance organisations that disburse loans to micro and small enterprises (MSEs) through almost 2,000 branches.

The portfolio is close to €578 million and provides partner lending institutions with different financial products and tailored technical assistance. The total number of loans disbursed by EBRD partner institutions reached nearly 3.1 million with a total value of over €14.8 billion, an increase of 45 per cent year-on-year. Repayment of these loans remained consistently above 99 per cent.

In 2007 the programme continued to expand, committing €209 million through 69 projects. The EBRD worked with 63 institutions, 32 of which were new. Three guarantees and a €34 million framework for Mongolia, the Bank's newest country of operations, were also established.

In the early transition countries, the EBRD financed 29 new projects supporting MSEs. In Tajikistan, the Bank approved the Tajikistan Agricultural Finance Facility (TAFF), an innovative lending programme designed to support the restructuring of the country's agricultural sector (see page 15).

In Armenia the Bank helped to establish ProCredit Bank Armenia by investing 965 million dram (€2.1 million) of equity. Micro and small businesses have very limited access to finance in Armenia and this new bank will provide an effective medium through which they can gain access, as well as demonstrate the viability of MSE lending to other local banks.

To meet the demand for local currency financing in the countries where the EBRD operates, the Bank invested over €48 million in The Currency Exchange Fund (see page 30). The Bank expects to use the Fund for its first microfinance project in early 2008.

In Belarus, the EBRD led efforts to bring together private and public sector investors to set up the Belarusian Bank for Small Business (BBSB), a greenfield microfinance bank. A total of €7 million of equity investment will be provided. BBSB's presence will complement local commercial banks in providing MSE finance, particularly in the regions outside the capital. It expects to open its doors in 2008. A key component of the project is the €3 million technical assistance provided by the governments of Austria, Japan, Luxembourg, the Netherlands, Norway and Sweden, the European Union, IFC and other donors.



The EBRD devises innovative ways of providing financing to small businesses, such as the Tajik Agricultural Financing Facility.



Over €200 million was committed through the Micro and Small Business Programme in 2007.

To leverage its resources and increase its impact, the EBRD works closely with commercial banks, increasing the financial support to small businesses through syndication. Through this effort, the Bank mobilised additional financing for its clients, often providing the longer tenors that regular commercial bank syndications could not. These projects included two loans in Armenia, one in Georgia, one in Romania and one in Russia.

The EBRD's microfinance programme has been supported by a number of donors. One of the most successful initiatives includes the US/EBRD SME Finance Facility, which assists lending schemes in 15 countries. The EBRD and United States established the Facility in 2000 to promote private sector growth and economic development in south-eastern Europe and in countries at the earlier stages of the transition process, such as Armenia, Belarus, Georgia, Kazakhstan, the Kyrgyz Republic, Tajikistan and Ukraine.

A large proportion of the US funding is used to train staff in local banks and non-bank financial institutions as well as to reduce legal and regulatory obstacles to small business finance. The Facility also provided crucial support for the transformation of non-bank financial institutions into full commercial microfinance banks in Kosovo and FYR Macedonia. By the end of September 2007, the partners supported by the Facility had provided over 1.6 million loans totalling €8 billion.

The EBRD's Micro and Small Business Lending Programme in Russia is supported by the Russia Small Business Fund (RSBF). Established in 1994 by the EBRD, G7 countries and Switzerland, with additional support from the European Union, the RSBF is a fund of just over €350 million dedicated to supporting Russian MSEs and strengthening the ability of Russian banks to provide MSEs with finance.

The RSBF provides financing and technical support to participating banks that disburse loans of up to €120,000 to MSEs, with an average outstanding portfolio loan size of €10,000 as of the end of December 2007. These banks offer a diverse range of products, including express micro loans (typically disbursed within 24 to 48 hours) and loans to rural communities. As of December 2007, over 421,000 loans totalling €3.5 billion had been disbursed. A total of 17 Russian banks, including six new partner banks, are taking part in the programme, which reaches 161 cities across Russia.

In 2007, the RSBF also began providing enhanced MSE credit advisory services, such as tailored MSE lending and MSE credit scoring methodologies, as well as advising on rural MSE lending, securitisation and general banking topics. The initiative covers some of the country's most depressed regions, such as Russia's Far East, where a new partner bank, Vostochny Express Bank, now provides financing to entrepreneurs. In 2007 the EBRD signed 13 projects in Russia, including a €10 million equity investment in KMB Bank.

Support for small and medium-sized enterprises

The EBRD uses a range of financial instruments to provide finance to small and medium-sized enterprises (SMEs). This finance is provided in various ways, such as credit lines to local banks for on-lending to small business, trade guarantees, equity investments in banks and equity funds (see page 33), and loans to leasing companies. The EBRD also provides equity directly to small companies through the Direct Investment Facility (DIF).

To enhance the impact of this financing, the EBRD makes use of donor funding to provide training to financial institutions on how to assist small businesses in the most effective way. The Bank can also provide individual enterprises with industry-specific assistance from the TurnAround Management/Business Advisory Services Programme, ranging from complete restructuring of businesses through to short, highly specific projects with rapid payback (see page 63).

The EBRD has directed over €2.9 billion towards small business projects via SME-focused debt facilities and currently has projects in 25 countries. The Bank's portfolio involves over 150 financial intermediaries and over 99,000 loans/leases have been made to local small businesses.

The Bank supports small business mainly through providing credit lines to local banks. In 2007, the EBRD signed 30 new projects with local banks totalling €131 million. Half of these projects also provided a micro-sized enterprise (MSE) facility to the banks. The EBRD also signed nine SME-related leasing projects amounting to over €54 million. In addition, the Bank signed a convertible loan for on-lending to micro, small and medium-sized enterprises in Uzbekistan, an SME syndicated loan in Ukraine, seven equity transactions with banks whose business is primarily SME-focused and two equity funds with investment strategies that will target SMEs in central Europe.



The EBRD's BAS Programme trains and uses local consultants to provide know-how to small businesses.





Case study
Lending to small businesses

Gultoraev Makhmudzhon lives in the city of Kurgan-Tyube in south-west Tajikistan. He worked as a taxi driver until after the civil war when he decided to learn how to produce "sunduks," traditional Tajik chests in which gifts for married couples are kept. After a two-year apprenticeship under his brother-in-law, he decided to start his own business.

However, with each passing year, competition in the city increased and he struggled to keep up with production. He needed money to purchase equipment and raw materials at wholesale prices. At around this time, loan officers from Agroinvestbank were informing businessmen in the local markets about the possibility of receiving loans to develop their businesses.

At first Makhmudzhon was hesitant as he had never worked with a bank before and was fearful of bureaucracy. But in May 2006 he decided to take a chance and approached Agroinvestbank, which is supported by the Tajikistan Micro and Small Enterprise Finance Facility. After an appraisal of his business, Agroinvestbank lent him €1,360.

Makhmudzhon was astonished by how quickly the money arrived and the effect it had on his business – his production doubled.

"Thanks to the money from Agroinvestbank my business just keeps growing," says Makhmudzhon.

He now employs about 15 people who can earn up to €205 over the busy wedding season that runs from summer to autumn. People from all over the oblast go to him to buy their sunduks.

After repaying his first loan he applied for another to buy new equipment and was quickly approved for a further €4,220.

Makhmudzhon enthuses: "I really enjoy the good relationship I have with Agroinvestbank. They are great to work with. I hope this cooperation goes on forever!"

EU/EBRD SME programme

€1.2 billion

One of the ways the Bank has supported SMEs is through the EU/EBRD SME programme, which was established in 1999. It is the Bank's main instrument for financing small businesses in the new EU member states and EU candidate countries. The programme is currently focusing on Bulgaria, Croatia and Romania. EBRD funding available through this facility is €1.4 billion, including at least €80 million that has been earmarked for farmers and small businesses in rural areas where access to financing is very limited.

The programme is extremely effective in encouraging local intermediaries to lend to small enterprises. By the end of 2007, the EBRD had provided 110 credit lines totalling €1.2 billion to 42 banks and 39 leasing companies in the 11 countries covered by the programme. In total over 90,000 transactions worth more than €1.9 billion have been undertaken with small businesses throughout the region. The average loan size for each business is as low as €22,500 while leases average €19,800. These low levels ensure that even very small businesses are able to benefit from the facility.

In addition to loan financing, four equity funds totalling €32.5 million have been established under the facility to provide much-needed equity support to small enterprises. Many of the banks and leasing companies supported by the programme have indicated that they will continue to make small business a significant part of their portfolio once the facility comes to a close.

Support from the European Union comes as grant funding in the form of performance fees and technical assistance. While the performance fee is a way of encouraging banks and leasing companies to make small loans or leases, the technical assistance provides training to local staff to improve credit analysis and the quality of service provided to SMEs.

In total, over 90,000 transactions worth more than €1.9 billion have been undertaken with small businesses.





05
ENERGY

Promoting sustainable energy is at the heart of the EBRD's mission. In 2007 the Bank committed €934 million to support energy efficiency and renewables, which in turn promotes the security of energy supply to the transition countries. The Bank also continued to encourage further reform of the power sector, particularly through sustainable energy action plans and policy dialogue.



Power sector

The EBRD continued to support the power sector in 2007 by providing €402 million for a wide range of projects. The 10 projects signed by the Bank – eight of which were with private companies – will finance operations in Armenia, Azerbaijan, Bulgaria, Bosnia and Herzegovina, Kazakhstan, Romania and Russia, and other parts of central and south-eastern Europe. Together these financings are estimated to result in net annual CO_2 savings of 900,000 tonnes.

Supporting sustainable energy is at the core of the Bank's mission and under its Sustainable Energy Initiative (SEI) the EBRD places particular emphasis on financing such projects. Energy efficiency and renewable energy investments have the potential to improve the security of energy supply while boosting market competitiveness, which was a key business driver in the power sector in 2007.

In Russia, the Bank continued to play a major role in efficiency improvements through the restructuring of the Russian power sector by acquiring a minority stake in the regional generating company TGK-9, alongside a strategic investor (see page 43). This milestone equity transaction enables the Bank to support private investments in the Russian power sector while improving environmental standards.

In Kazakhstan, the EBRD backed the country's Power Sector Development Plan by providing a €20 million loan to the privately-owned generator PavlodarEnergo. The funds will help improve the fuel efficiency of the power plant, which is the second largest in Kazakhstan, and reduce CO_2 emissions. Against the backdrop of Kazakhstan's rapidly growing economy and high energy demand, the government and the EBRD also jointly developed a Sustainable Action Plan that will promote energy conservation and efficiency measures.

Renewable energy forms part of the EBRD's overall sustainable energy drive and the Bank's commitment in this area was underlined in 2007 by investments totalling €60 million. The EBRD closed its first direct investment in a renewable energy project in central and eastern Europe since the countries in this region started adopting specific renewable energy legislation. The €54 million loan (€20 million of which was syndicated to a commercial bank) to Vez Svoghe will finance the construction of nine small hydro power plants along the river Iskar in Bulgaria. The project builds on the Bank's considerable track record of supporting the restructuring and development of the Bulgarian energy sector where the Bank has to date financed projects in excess of €2.5 billion.

Another renewable energy project signed by the EBRD was a commitment of €25 million to the pan-regional EnerCap Power Fund I, which invests primarily in renewable energy, such as wind, across central and eastern Europe. Financing from other institutional investors, along with that of the EBRD, means that contributions totalled €75 million in this first round of funding.

In 2007 the EBRD also continued to promote sustainable energy projects in the poorest countries where it operates. A €63 million loan was signed by the Bank to finance the modernisation of the AzDRES thermal power plant, the largest power plant in Azerbaijan, as well as a €1 million transaction to support the construction and operation of a small hydro power project in Armenia.

Another area on which the EBRD maintained a strong focus in 2007 was equity investments. For example, the Bank committed €60 million for a stake in South Eastern Energy Capital (SENCAP), a joint venture established to invest in energy projects in south-eastern Europe, where inefficient and underdeveloped energy infrastructure is hindering economic growth. The Bank also signed agreements to acquire minority stakes in two Romanian energy holding companies owned by a strategic investor.

In addition to providing finance to individual projects, the Bank seeks to participate in the wider reform of the power sector. For example, the EBRD supports the establishment and implementation of appropriate regulatory frameworks, which can be subject to significant uncertainties throughout the region. Within the scope of renewable energy, the EBRD is preparing technical cooperation (TC) projects on the integration of renewable energy into the grid system and the development of legislation in a number of countries, such as Bosnia and Herzegovina, Bulgaria, Mongolia, Romania and Ukraine. Beyond TCs, the Bank is widely involved in policy dialogue, for example in Kazakhstan where it helped develop renewable energy legislation.

Looking forward, the Bank's power strategy in 2008 and beyond will continue to focus on energy efficiency improvements, regionalisation, privatisation, power market restructuring and renewables.



EBRD funds will help improve fuel efficiency at power plants across the region.



Investment in renewable energy sources is a priority for the EBRD.



Case study
Replacing polluting power stations

Although notoriously bleak with a sub-Arctic climate of long dark winters, and the seemingly endless tundra melting only for July and August, the Russian regions of Perm, Sverdlovsk and the Komi Republic are becoming increasingly attractive places in which to live. The reason: the area is experiencing massive economic growth because it is rich in natural resources. But with this economic boom comes increased demand for electricity.

Together the three adjacent regions account for 6 per cent of Russia's GDP, 5.6 per cent of the population and 5.5 per cent of electricity demand, supplying industries such as metals, mining, manufacturing and the production of oil and gas – which accounts for 8 per cent of Russia's total output.

While people here are not facing regular blackouts, it is the ageing power system that is threatening to put the brakes on economic growth with a grid simply unable to cope with increasing demand. The industry has estimated its country-wide investment needs for 2007-10 at over €88 billion.

TGK-9, a company supplying power to businesses and individuals in these regions and headed since 2006 by 46-year-old Andrei Makarov, is aware of the immediate need to replace the oldest and most polluting power stations with modern units that are more reliable, efficient and environmentally friendly.

TGK-9 is already partially privately owned by Integrated Energy Systems (IES), a Renova Group company holding over 50 per cent of shares. One of the largest private Russian strategic investors in the power sector, subject to IES becoming a controlling shareholder in the company, TGK-9 has been fully privatised through the sale of the government's shares.

The EBRD has signed a share purchase agreement to acquire a 5-12 per cent stake in TGK-9, as part of the privatisation process set in motion under the third and final phase of the country's power reform. The investment of around 5.1 billion roubles (€140 million) will enable the company to finance improvements that will result in a 66 per cent increase in electricity production and a 10 per cent increase in heating provision. Though bills may increase to recover investment, new businesses will open and industry will be able to expand – household bills are to be regulated for the foreseeable future. IES President, Mikhail Slobodin, explained that the agreement between the EBRD and IES will help to raise the quality of management and introduce progressive corporate governance. Importantly, it will also assist in the development of a balanced environmental policy that will underpin the growth of the generating company. An Environmental and Social Action Plan agreed with the company includes specific corporate environmental management requirements as well as investments needed to attain Russian and EU environmental standards.

For the EBRD, which has been involved in the unbundling of the Russian power sector since the start of its restructuring in 2001, this is a milestone equity transaction allowing the Bank to set a standard for private investment in the Russian power sector, said the EBRD's Director of Power Energy Utilities team Nandita Parshad.

Promoting energy efficiency measures

A landmark project in 2007 to support energy efficiency was the €300 million investment in Severstal to back its major drive to cut the energy consumption of its Russian steelmaking operations. The project will have the added environmental benefit of reducing the group's CO_2 emissions by around 900,000 tonnes a year.

The EBRD lent €150 million, and a further €150 million was syndicated to commercial banks, which makes it the largest energy efficiency project undertaken in Russia and will help the country's leading steelmaker to reduce its annual primary energy consumption by around 8 per cent. Severstal is one of Russia's biggest energy consumers.

This is one of the largest energy efficiency investment programmes ever undertaken by an industrial company and the EBRD hopes it will send a clear signal to other Russian energy-intensive companies that this is not only a crucial issue worthy of focus, but also that accelerating energy efficiency measures has a high return and is commercially viable.

Measures to be financed by the EBRD loan include the enhancement of Severstal's own electricity-generating capacity, the modernisation of the group's oxygen plants and the implementation of sophisticated energy management systems.

Sustainable energy

The Bank significantly increased its investments in sustainable energy, committing €934 million in 2007, compared to €748 million in 2006. These investments were made within the context of the Sustainable Energy Initiative (SEI), which was launched in 2006 to increase investments in energy efficiency and renewable energy and ensure that sustainable energy is paramount across all EBRD projects. Of all sustainable energy projects signed by the Bank in 2007, more than 60 per cent were directed towards demand-side energy efficiency.

Bank staff made site visits to 36 manufacturing companies to identify opportunities for energy efficiency investments, including projects in Azerbaijan, Bulgaria, Croatia, Lithuania, Poland, Serbia, Romania, Russia and Ukraine. The companies visited covered a wide range of sectors, including large, heavily energy-intensive industries such as steel making, energy suppliers such as gas distributors and less energy-intensive users such as food processing companies. Energy audits funded from technical cooperation (TC) commitments from donors were conducted in 18 of these companies.

One of the areas with most potential for energy savings is heavy industry. A significant project signed in 2007 was for Russia's largest steelmaker, Severstal, which is also one of the country's biggest energy consumers (see box).

Another landmark project in 2007 was Enemona, a Bulgarian construction and engineering company that became the first dedicated Energy Service Company (ESCO) in the Bank's region for over 10 years. ESCOs specialise in energy efficiency projects and organise the financing, install and maintain energy efficient equipment and monitor the project's energy savings. The EBRD lent €7 million to the Bulgarian Fund for Energy and Energy Savings to encourage private sector investors to develop ESCO contracts in the industrial and public sectors, including schools, hospitals and other municipal buildings. These ESCO contracts will be implemented by Enemona.

The EBRD also promotes sustainable energy through targeted credit lines to local banks. In 2007 the EBRD invested €60 million in the Slovak Energy Efficiency Financing Framework. Loans of €15 million each were made to four local banks to on-lend to local enterprises and housing associations that wish to carry out energy-saving measures, such as the insulation of apartment blocks. The project also benefited from a €15 million grant from the Bohunice International Decommissioning Support Fund for technical assistance, energy audits, financial incentives to sub-borrowers and administration fees to participating banks.



The EBRD worked with LUKOIL to implement a long-term environmental programme.



More than €130 million supported the expansion and modernisation of OKKO petrol stations in Ukraine.

As well as financing individual projects, the Bank pursues a broader approach to sustainable energy, including policy dialogue, investment and institution building. In 2007 sustainable energy plans and policies were discussed and developed with governments in Bulgaria, Hungary, Kazakhstan, Lithuania, Romania and the Slovak Republic.

The Bank made good progress in 2007 developing the carbon finance market in the countries where it invests. Governments and private enterprises can buy credits generated by energy-saving projects to meet their own emission-reduction targets under the Kyoto Protocol. It also creates additional finance for those generating the credits to invest in other sustainable energy projects.

To help develop emissions trading, the EBRD and European Investment Bank (EIB) set up the Multilateral Carbon Credit Fund (MCCF), which closed its first year of operation in 2007 with a fund size of €190 million. The three carbon managers, appointed from the private sector, signed carbon mandate letters with companies from a pipeline of EBRD-financed projects that covers renewable energy (especially hydro) and energy efficiency in industry and power generation. These letters will be converted into emission purchase agreements in 2008.

Natural resources

Support for the environment, energy efficiency and sustainability were the focus of the EBRD's investments in natural resources in 2007.

The most significant project was a €102 million loan to LUKOIL to help finance its long-term strategic environmental programme to reduce pollution and save energy throughout its activities in the countries where the EBRD invests. A further €102 million was syndicated among commercial banks. The programme will cover pipeline replacement, gas flaring reduction, health and safety improvements and energy efficiency, and is viewed as a model for other companies to follow. The EBRD and syndicated loans had tenors of 10 and seven years respectively, making this one of the longest unsecured facilities ever arranged in corporate Russia.

The EBRD also provided debt and equity to Clean Globe International, a Finnish company engaged in oil spill prevention and clean-up operations. Clean Globe International is seeking to establish oil spill response centres in a number of countries where the EBRD operates. The centres will provide significant local resources and be supported by training on oil spill prevention and waste management. They will be especially beneficial in remote, climatically difficult or developing areas.

In the EBRD's newest country of operations – Mongolia – the Bank provided a €13.6 million loan to Mongolyn Alt Corporation (MAK), a medium-sized Mongolian coal mining company. The financing will enable MAK to restructure its balance sheet, introduce better management information systems and increase production of cleaner, higher-quality coal. Not only will this investment support the development of the private sector in Mongolia, it will set new standards in terms of transparency, good business practice and environmental conduct.

In Romania, the EBRD assisted the national gas transmission operator, Transgaz, in reducing carbon emissions. The project was financed by an initial public offering, in which the Bank participated as long-term investor. The project will be one of the single largest carbon emission projects in Romania to date. Over 10 years, the project may help to reduce over 3.5 million tonnes of CO_2 emissions – equivalent to the annual emissions from households in major cities such as Glasgow or Düsseldorf.

In Ukraine, the EBRD invested in two natural resources projects in 2007. First, the EBRD provided, jointly with the International Finance Corporation, a €136 million syndicated loan to Galnaftogaz to further support the modernisation and expansion of its petrol station network in Ukraine, which will increase private sector development and competition. Secondly, a phased €11 million equity investment was made in Cadogan Petroleum. The funds will be used to further explore and develop existing oil and gas fields in Ukraine and promote improvements to technology and know-how by introducing new exploration and production technologies.

Looking ahead, the EBRD will continue to invest in projects that enhance energy efficiency and sustainability and promote the security of energy supply, while continuing to ensure that the highest standards of corporate governance, health and safety and environmental practice are applied. The Bank will also be looking to invest further in the more recently established oil, gas and mining companies. By engaging with younger companies, the EBRD can incorporate its environmental standards into projects at a much earlier stage of development.

The Bank significantly increased its investments in sustainable energy, committing €934 million in 2007.



06 INFRASTRUCTURE

EBRD investment in infrastructure has helped to develop clean water supplies, efficient district heating and reliable transport networks. In 2007 the Bank continued to support the decentralisation of services to the local level and private sector involvement through public-private partnerships. Russia and the poorer countries further south and east remained a key focus.



In 2007 the EBRD provided €318 million to finance projects in municipal and environmental infrastructure (MEI), with an additional €173 million provided through co-financing. This helped to improve water supply, waste management, district heating, natural gas distribution and urban public transport in the Bank's countries of operations.

The EBRD continued to follow its policy of supporting decentralisation, commercialisation and environmental improvement, ensuring that the vast majority of financing was provided without the need for state guarantees. Over 90 per cent (€294 million) of the Bank's financing was in the private sector or on a non-sovereign basis in the public sector. Approximately 45 per cent of finance in 2007 (€143 million) contributed to reducing greenhouse gas emissions.

Activities in 2007 focused increasingly on private sector companies in south-eastern Europe, Russia and Ukraine. In addition, the EBRD signed its first municipal infrastructure projects in Armenia, Bosnia and Herzegovina and Montenegro.

As part of its Sustainable Energy Initiative (SEI), the Bank extended its involvement in energy efficiency projects in the municipal sector. In Russia the EBRD signed its first municipal housing project – a 700 million rouble (€19.5 million) loan to finance the construction of new municipal housing in Surgut, western Siberia, that will be safer, warmer and 30 per cent more energy efficient than the current, dilapidated apartment blocks built in the 1960s and 1970s. The project has three aims: to create energy efficient housing; involve the private sector in construction and housing maintenance; and encourage residents to get involved in the management of the buildings in which they live. The EBRD hopes that the project's structure and techniques can be replicated in other parts of the country in a way that will attract private sector involvement in the massive task of refurbishing Russia's housing stock and creating a new and economically sustainable base for its upkeep.

The Bank also signed its first two equity investments in private district heating companies operating in Russia and Ukraine. The investment of almost €4 million in Taganrog District Heating Company, southern Russia, is the Bank's first in a dedicated heating network in Russia and will increase private sector participation in the district heating market. A similar investment of €5 million was made in Lithuanian company E-Energija to help it expand its operations in Ukraine and support energy efficiency improvements in Latvia and Lithuania. In both investments the EBRD will use its position on the board of directors to encourage improvements in corporate governance and sound business standards.

In the water sector, the EBRD invested up to €105 million in Veolia Voda, with the aim of boosting the role of the private sector in water and waste-water services, particularly in Russia and Ukraine (see page 11).

In Bosnia and Herzegovina the EBRD provided €7 million to the water authorities in Bijeljina, in the Republika Srpska, to help reduce water pollution. A major loan for Montenegro was signed that will provide reliable clean water from Lake Skadar to the coastal cities to support the country's growing tourism industry. Armenia's Lake Sevan will be protected through investments in waste-water collection and treatment facilities under an EBRD loan of €7 million.

The EBRD continued its municipal operations in Bulgaria through the signing of two major regional projects. The loans were made available to water companies in Stara Zagora (€9 million) and Plovdiv (€11 million) to finance water supply and waste-water infrastructure improvements. In Croatia the Bank supported the recently formed Zagreb Holding, financing investments in the water and waste-water sector.

In urban transport, the EBRD financed two major projects in Kiev, Ukraine, to finance new metro trains, trams and buses. Forty per cent of each loan is syndicated to commercial banks (see page 50).

The Bank will strengthen its work with private sector operators in 2008, particularly in Russia. The energy efficiency gains achieved through social housing projects and district heating modernisations will be further developed in line with the SEI. The Bank will also continue to work with commercial banks and mobilise donor support.



Investments in water treatment facilities can help encourage tourism, for example at Lake Sevan in Armenia.

Transport

In 2007 the EBRD invested €623 million in transport infrastructure in the countries where it operates. Financing was provided in all the main transport sub-sectors, including rail, aviation, roads, ports and shipping.

€318 million

While the EBRD's transport projects were widely distributed across the transition region, Russia continued to receive a significant share of the financing. At the same time the poorest countries in which the Bank invests, such as Moldova and Tajikistan, remained a key focus for the EBRD in this sector.

The Bank signed its first equity project in the Russian rail sector, participating in the private placement of shares in Transcontainer, the container business of the state-owned Russian Railways. Financing was also provided to Inpromleasing, an independent railcar leasing company in Russia, to increase the participation of the private sector in the renewal of the railway rolling stock, one of the key aims of the reforms. The EBRD also provided one of a series of small loans to address emergency rail infrastructure upgrading in Montenegro.

In aviation, Russian companies also benefited from significant EBRD financing. Strong demand for regional aircraft, reinforced by the need to renew the fleet of domestic regional airlines, led to EBRD support for the manufacturing and sale of a newly developed regional passenger jet to be commercialised under the "Superjet 100" brand. The EBRD also provided further support to Russia's first low cost airline, Sky Express.

A good road network to facilitate regional integration is essential for economic development and competition, and the Trans-European Network (TEN), which the Bank has been involved in extending and upgrading, is a key part of this; for example, in 2007 road projects to extend or upgrade TENs corridors in Albania and Serbia benefited from EBRD investment.



A good road network is essential for trade – the EBRD has invested in the Trans-European Network during 2007.



Public transport infrastructure is important for large cities such as Kiev.


18
НЕЗАЛЕЖНОСТІ
ШЕВЧЕНКА
СОШЕНКА



Case study
Putting public transport on track

The green sign with the big yellow "M" and the bright blue trains have characterised Kiev's metro network for nearly 60 years. The system now carries 600 million passengers a year to 45 stations, servicing the city's burgeoning population of 2.7 million.

A metro journey will cost you 0.50 Hryvnia (€0.08 – unchanged since 2001) and, although a new electronic ticketing system is being implemented, the beloved bright plastic tokens are still in use.

Ukrainians are no less fond of their capital's tram system, which carries, along with buses and trolleybuses, 800 million people a year. Kiev's electric tram system became the first in eastern Europe when two electric trams in the American style arrived from Moscow in 1892 to run alongside the steam and horse-drawn cars. They used so little power and were so slow that it was possible to get on and off while the trams were in motion.

Although the transport system, which is wholly owned by the city, is subsidised by both city and state, it is in fact subsidised less than many transport systems in Europe and the United States. But in common with many of the older networks, it is overcrowded and out of date, plagued by delays because the buses, trolleybuses and trams need frequent repairs.

Some passengers have been opting for unregulated minibuses, notorious for accidents and a cause of traffic jams and environmental pollution. But the metro system, which is reliable and largely free from delays, now bears the load of ground transport passengers choosing fast, if crowded, travel.

So there is clearly a need for Kiev to improve its public transport network and to help it do so, the EBRD is providing €100 million to Kiev Metropolitan (metro) and Kiev PasTrans (buses and trolleybuses) in its first long-term financing for municipal transport in Ukraine.

The €40 million loan to Kiev Metropolitan will finance up to 15 new trains for the Syretsko-Pecherska, or "green", Line, and a €60 million loan to Kiev PasTrans will buy 225 new trolley-buses and up to 125 diesel buses along with facilities for repair and maintenance.

The idea is to encourage people out of their cars by making public transport services more energy efficient and environmentally friendly. This should improve Kiev's air quality while providing an efficient and reliable service to commuters.

The new electronic ticketing system will allow fares to be tailored to the journey more accurately. It should be in place by 2009 and will cost €27 million.

Technical cooperation funds from the governments of Canada, Finland, France, Italy and the Netherlands have helped the companies to prepare technical feasibility studies, develop long-term business plans, conduct financial audits and develop pilot public service contracts between the city and the companies.

Leonid Chernovetsky, Mayor of Kiev, said the city's strong economy is a result of good local businesses and growing foreign investment, and to boost this further the city needs to improve local transport infrastructure. "The EBRD has a good reputation for working with local municipalities in central and eastern Europe, and we want to build on that to achieve our objectives," he added.

Elsewhere, in Tajikistan, a project for new road maintenance equipment was supported by a grant from the Early Transition Countries (ETC) Fund, through which the EBRD uses donor funding to invest in the poorest of the Bank's countries of operations. It was the EBRD's first loan to the road sector in Tajikistan and it allowed the Bank to initiate a dialogue with the government on sector reform.

Moldova is becoming increasingly important as a border state between the European Union and the countries further east and so a good road network is vital. Therefore, in 2007 the EBRD, along with the EIB and the World Bank, provided financing that will be used to not only upgrade the roads themselves, but also to reform road sector financing and improve the state administrator's capacity to manage the road network and execute works transparently and efficiently. This was the second transport project prepared under a Memorandum of Understanding signed by the European Commission, the EBRD and the EIB in 2006 that facilitates the joint financing of projects in Russia, eastern Europe, southern Caucasus and Central Asia.

The EBRD provided its first loans for a project to modernise infrastructure at the Port of Durres in Albania (co-financed by the European Investment Bank and the European Union) and the Port of Ilichivsk in Ukraine (with TC support from the European Union). The Bank also invested in the Port of Ploče in Croatia and in Russia's Rosmorport to help them operate on a more commercial basis. Some of the EBRD's key objectives in this sector are to improve business planning, increase the participation of the private sector and, in some instances, address weaknesses in business conduct. In the shipping sector, EBRD financing was provided to upgrade shipping fleets in Ukraine.

The EBRD has particularly encouraged greater involvement of the private sector through public-private partnerships (PPPs) in Bulgaria, central Europe, Romania, Russia and the Western Balkans. Furthermore, as governments' capacity to finance large transport projects decreases, the EBRD will continue to invest without recourse to sovereign guarantees – particularly in Russia – and will support poorer countries such as those in the Western Balkans and other countries further east.

The EBRD has particularly encouraged greater involvement of the private sector through PPPs in Bulgaria, central Europe, Romania, Russia and the Western Balkans.





07 CORPORATE SECTOR

By investing in the corporate sector the EBRD is encouraging countries to rely less on oil and gas and to develop sectors such as agribusiness, manufacturing, property and tourism, and telecommunications. EBRD equity investments and loans to enterprises, especially small businesses, help to create jobs, promote good corporate governance and improve environmental standards.

Agribusiness

In 2007 the EBRD signed 40 projects in the agribusiness sector, totalling €517 million. Around three-quarters of these projects involved locally owned- or small enterprises, demonstrating the Bank's commitment to businesses of all sizes. New projects were spread across 16 countries of operations, with a continued focus on countries at the early or intermediate stages of transition to a market economy. A total of 19 projects for €39 million were devoted to the Bank's early transition countries in 2007.

Of these 19 projects, two were in Mongolia, the newest country to benefit from EBRD investment. A €1.5 million loan – the first in the corporate sector – to non-alcoholic beverage producer Nomun will help the company to expand and introduce new technology, as well as achieve best practice in corporate governance. The EBRD also invested in equity in Monkhangai Group, which owns Minii Delguur, the country's largest supermarket chain. This first investment in Mongolia's retail sector will support the group's expansion with the construction of two new hypermarkets in Ulaanbaatar, providing consumers with a greater variety of competitive and affordable products in a hygienic environment.

Another local company to benefit from EBRD financing in 2007 was the Victoria Group, Serbia's largest private agribusiness company, which obtained a €45 million loan to purchase agricultural commodities and improve energy efficiency at its production facilities. This is the Bank's first project within the agribusiness sector in Serbia to contain a specific energy efficiency component, as well as being the largest loan so far given to a private company in Serbia.

The loan is being offered to two subsidiaries of Victoria Group: Victoria Oil and Sojaprotein. Victoria Oil produces edible oil and it opened the first bio-diesel production facility in Serbia in July 2007. Sojaprotein is Serbia's largest soy processing company and works with over 400 cooperatives and 40,000 farmers. The project is an important part of the Bank's strategy to promote the wider use of commodity-based lending, which uses agricultural products as collateral.

In light of global rises in food prices, in 2007 the EBRD focused on initiatives supporting sectors in or closely linked to primary agriculture. For example, the EBRD provided a €10 million loan to a Ukrainian primary agricultural producer Agroinvest, part of MK Group, one of the main agribusiness operators in Europe (see page 55).

Also in Ukraine, the EBRD acquired a stake in one of the country's largest cheese producers, Shostka City Milk Factory, which is owned by one of the world's leading branded cheese manufacturers, the French group Bel. The investment programme includes factory modernisation and production capacity expansion. At the same time technical assistance for a consulting project looked at reducing milk production seasonality and improving quality by encouraging farmers to share milking facilities.

Work with other international financial institutions continued in 2007, including through the regional agribusiness funding network EastAgri, together with the Food and Agriculture Organization of the United Nations (FAO) and the World Bank. Marked increases in worldwide food prices during the year provided the impetus for the EBRD to widen its policy dialogue initiatives during 2007, including setting up discussions between senior government officials and leaders of industry. In addition, the Bank mobilised technical cooperation (TC) funds to embark on analyses of various agribusiness sub-sectors, such as looking at ways to increase output and improve the quality of sunflower seeds produced in Kazakhstan.

Policy dialogue has been a priority for the EBRD in light of these price rises and the Bank promotes investment to enhance agricultural yield rather than introducing controls and tariffs, which risk reversing many transition reforms.

The EBRD will continue to work with international, regional and locally owned agribusiness companies to meet the needs of its clients and respond to market changes. The Bank will continue to support agribusiness projects in all countries where it invests but will pay particular attention to Kazakhstan, Russia, Ukraine and the early transition countries.

Manufacturing

In 2007 the EBRD increased its activity in the manufacturing sector. It broadened the range of industries in which it signed projects, including steel and metal production, textiles, wood, electrical equipment, motor vehicles and pharmaceuticals. Both the number of operations and the volume invested increased by almost 20 per cent, to 42 projects for €842 million in 2007, compared to 36 operations and €715 million in 2006.

The vast majority of this investment went to projects in Russia (€526 million), Kazakhstan (€110 million) and Ukraine (€88 million), accounting for 63 per cent, 13 per cent and 10 per cent respectively. The remaining 14 per cent was invested in nine countries, including Albania, Armenia, Azerbaijan, Bosnia and Herzegovina, Bulgaria, Georgia, Hungary, Poland and Uzbekistan.

Approximately half of all EBRD investments in manufacturing went to the steel and metal production sector. In Russia, the Bank lent €40 million to the country's biggest pipe producer ChTPZ to finance the construction of a new mini-mill at Pervouralsk. The mill will have a capacity of 950,000 tonnes per year and use energy efficient, low emissions technologies.

As part of the EBRD's commitment to financing projects with a strong environmental impact, the Bank provided the equivalent of €40 million in long-term financing to support the growth and restructuring of Kagazy Recycling, which uses waste paper to produce paper products for sale in Kazakhstan. Kazakhstan has limited forest resources and imports most paper products. The funds will be used to install new equipment to more than double paper production from 40,000 tonnes a year to 85,000 tonnes by 2012.





Case study
Maximising investments in agribusiness

Ukraine, once the bread basket of the Soviet Union, has over 36 million hectares of fertile soil and the best quality land in Europe. That's why Agroinvest, an offshoot of the Serbian company MK Group, is increasing its investment there.

Land and grain have enormous cultural resonance in Ukraine. Bread itself is an object of reverence and the Ukrainian word for grain – "zbizhzhia" – is translated as the "totality of divinity". Agroinvest, which currently farms 45,500 hectares of leased land in Ukraine, has had to tread carefully: foreign companies are not yet allowed to buy land here, though this is expected to change in 2008.

The company was founded by current Chairman Miodrag Kostić in 1989 with only five employees. It now produces 210,000 tonnes of sugar a year and is expanding fast. Not least because of EBRD financing.

The Bank is providing a €10 million loan to Agroinvest to develop a modern grain storage facility with a capacity of more than 100,000 tonnes to be built in Jagotin outside Kiev by Polish engineering company ARAJ. This is the biggest foreign investment outside the Ukrainian capital to date and will make use of know-how and a proven track record from Serbia to create an energy-efficient enterprise on Ukrainian soil.

Essentially, it will mean that Agroinvest will be able to store, dry and handle its own grain, and that of third parties, enabling the company to provide the quality of grain required by the market – for example sugar beet for Nordzucker, a German company already in partnership with MK Group in Serbia, and sunflower seeds for domestic and international edible oil companies, as well as corn and wheat.

At the moment only 10 per cent of existing silos in Ukraine are in an acceptable condition and so, to farm efficiently, Agroinvest needs its own. With the new facilities Agroinvest plans to increase to 200,000 hectares over the next few years.

"The EBRD is the only financial investor in Agroinvest's first storage facility in Ukraine, which has the potential to become one of the largest and most modern ones in Ukraine. This investment is of immense local importance in terms of the jobs it will help create, the incentives it will provide to workers and the social environment that it will help to improve. The loan will also help us compete better with other leading agribusiness companies in Ukraine and help the further development of primary agriculture," said Zeljko Erceg, CEO of Agroinvest.

Revitalising the brick sector

A typical example of the manufacturing projects the EBRD is supporting is the reconstruction and modernisation of a brick plant in Bulgaria. In 2007 the Bank extended a €6.8 million loan to the company Wienerberger Bulgaria which will use the proceeds to reconstruct and modernise its brick plant at Lukovit, 120 kilometres north-east of Sofia.

Wienerberger will target the Bulgarian brick market with locally produced bricks where demand is high and production so far is insufficient. The company will offer high-quality products, and plans to gradually increase output and market share in the coming years.

The plant will have an annual production capacity of more than 150 million standard brick units and will primarily produce high insulating Porotherm hollow bricks. The majority of the production volume is expected to go into residential construction.

The project will bring modern technology to the Bulgarian brick sector and increase efficiency, quality and reliability. It will also enhance competition and transfer skills and know-how to a local company, thus benefiting the whole sector.

Wienerberger Bulgaria is a wholly-owned subsidiary of Wienerberger AG, one of the world's largest producers of bricks.

The production of building materials also attracted significant investment in 2007. A loan of €40 million was extended to Cersanit, the largest Polish manufacturer and distributor of bathroom fittings and ceramic tiles. The loan will be used to finance the establishment of greenfield production facilities of sanitary ware and ceramic tiles in Novograd Volinskiy, in Zhytomyr region of Ukraine. The transfer of skills and know-how to the local building materials sector should have a strong demonstration effect in central Ukraine, which is suffering from unemployment and a lack of investment.

Another project with a strong demonstration effect in 2007 is the construction of a greenfield Volkswagen factory in Kaluga, western Russia (see page 12), whereby a reputable foreign strategic investor will have a positive influence on the restructuring and modernisation of the Russian automotive industry.

Equity investments are a good way for the Bank to encourage good corporate governance and sound business practices through its position on supervisory boards. In Bulgaria, for example, the EBRD made an equity investment of €8 million in pulp producer Svilosa, and in Russia the Bank invested almost €3.5 million in VYSO, a provider of corrosion protection services for metal and concrete structures near Yekaterinburg. The funds, which are part of a larger investment programme of up to €8 million, will help the company to expand and develop new corrosion protection materials, such as fireproofing for oil and gas platforms.

Property and tourism

The EBRD more than doubled its investments in property and tourism projects, committing €427 million to new projects. Most of the funding in 2007 (68 per cent) was in the form of equity in property funds. The geographical focus of these investments continued to shift from central Europe to the south and east. The Bank signed projects in Georgia, the Kyrgyz Republic, Romania, Russia, Serbia and Ukraine.

The majority of projects in 2007 spanned more than one country as most of the financing was committed to property funds and joint ventures that plan to invest across the new markets of the Caucasus, Central Asia, the Russian regions and Ukraine. In these types of projects, the Bank assumes an important role as anchor investor, helping the sponsor to attract third-party investment. Other partners are investing for the first time in a particular region and gain comfort from the Bank's involvement as a co-investor.



Wienerberger's highly insulating Porotherm bricks will help improve energy efficiency in Bulgarian homes.



Romania's first automated postal sorting centre will be built with help from the EBRD.

The EBRD's participation also helps to promote international standards of quality in all the main areas of property. In addition, the Bank's involvement supports the development of secondary markets, which helps to increase liquidity and encourage equity investors and developers to expand their participation in the knowledge that they have a reliable exit route.

One of the most significant projects signed by the EBRD in 2007 was a commitment of €52.6 million to GS Hotels and Resorts (GSHR), a leading Croatian hospitality group. The International Finance Corporation (IFC) also provided €39.5 million. The financing will be used to develop and expand hotels owned and managed by GSHR. The investment will also provide GSHR, which has been a pioneer in helping Croatia recover from conflict and transform into a premier tourist destination, with sufficient financial depth to export its experience to neighbouring countries, such as Bosnia and Herzegovina, FYR Macedonia and Montenegro.

One of the largest regional projects signed by the EBRD in 2007 was an investment of €60 million in EPG East Euro Asia Property Fund, which has a solid track record of property development in the Czech Republic. The Fund will invest up to €300 million in institutional property developments in Russia, its neighbouring countries and south-eastern Europe, focusing purely on property development rather than acquisitions. The Fund will help to introduce new investors to these markets and meet the need for new property developments.

The EBRD made its first property sector investment in Georgia, providing €39 million to support the Georgian Reconstruction and Development Company (GRDC) in its programme to bring international standards to commercial property projects in Tbilisi.

Further investment in the south and east, and an increase in equity investments are expected to continue in 2008 and beyond. Regional funds and co-investment programmes will continue to play an important role in the development of the sector, so long as strong market appetite remains.

Telecommunications and new media

In 2007 the EBRD invested €156 million in telecommunications and new media projects, of which €27 million went to equity funds. A further €72 million came from syndicated funding. The EBRD's projects helped to advance the transition to a market economy by promoting the regional expansion of telecommunication networks, the development of independent media and the establishment of funds to accelerate growth in technology.

The EBRD undertook its first postal project by providing a €50 million loan to Posta Romana, the national postal operator in Romania. As part of a comprehensive modernisation programme, the country's first automated sorting centre will be built in Bucharest, with the refurbishment of another centre in Cluj.

In its drive to support emerging technology, the EBRD provided Russian company Enforta with an €8 million financing package to roll out new WiMAX technology to enterprises and consumers in a number of new cities in the Russian regions.

Cable television operators also attracted EBRD investment in 2007. In Moldova, the Bank provided SUN Communications, a key local cable TV and internet operator, with a €5 million financing package to support its ongoing modernisation and expansion programme. In Ukraine, the EBRD invested €15 million in Oisiw Limited to support the build-out of cable networks in regional Ukraine and strengthen the company to become the key competitor to the state-owned fixed telecoms operator.

Mobile operators also benefited from EBRD finance. A €10 million equity investment in Bite Lietuva, a leading mobile telephony company in Lithuania and Latvia, will help the company to expand its regional operations and launch a service in Estonia. The EBRD also extended a €24 million loan to KaR-Tel in Kazakhstan to meet demand for its 3G services in the country's regions, thus promoting the development of regional commerce.

In the media sector, Central European Media Enterprises (CME), the leading television broadcasting group in central and eastern Europe, received a €50 million loan from the EBRD to upgrade and extend its studios in Romania and Ukraine, which will support local TV production companies, as well as acquire additional operating licences. The EBRD also provided over €400,000 to Shant, an independent TV channel in Armenia, to invest in more advanced technology to strengthen its position in the sector.

To stimulate growth in technology, the Bank invested in various equity funds devoted to technology innovation. For example it invested €10 million in NEVEQ, a fund focusing on investments in the software and IT services sector in Bulgaria and Romania. The Bank also made a €17.5 million equity investment in VTB Venture Capital Fund, a closed-end mutual fund in Russia, to invest in companies developing innovative technologies.

At the policy level, the EBRD continued to work closely with telecoms regulators and policy-makers, using grant funding to support policy development, legal reform, regulatory implementation and the privatisation process in Kazakhstan, the Kyrgyz Republic, Mongolia, Serbia (including Kosovo) and Tajikistan. Through workshops with communications ministries in the early transition countries, progress was made in developing long-term information and communication technologies (ICT) policies and regional cooperative projects.

Looking forward, the Bank will continue to shift its focus towards investing in media projects, including digital media and content delivery systems, information technology and ICT services.

08

DONOR-FUNDED ACTIVITIES AND OFFICIAL CO-FINANCING

Grants provided by donor governments and co-financing with other international finance institutions help to prepare the way for EBRD projects and allow clients to benefit from expert advice. Donor support for high priority initiatives such as the Sustainable Energy Initiative, the Western Balkans Fund and the Early Transition Countries Initiative enabled the Bank to increase activities in 2007, focusing on sustainable energy, infrastructure and lending to small businesses.





Grant agreements with donors

€89.9 million

Activities in 2007

Donor-funded activities increased in 2007. Several donor funds dedicated to the Sustainable Energy Initiative (SEI) were established and a new technical cooperation (TC) fund provided by the Czech Republic was created. Hungary joined the EBRD donor community in 2007, bringing the number of active donor countries to 26. Official co-financing with the European Investment Bank (EIB) and other international financial institutions continued to enhance the EBRD's successful investments in its countries of operations.

As in previous years, most funding provided by donors was used by the EBRD for TC activities that prepare the way for future EBRD-financed projects and improve the investment climate in the Bank's countries of operations. Donor grants allow the Bank to hire experts who help to develop the know-how of EBRD clients. Priority sectors for the Bank include micro and small business development, sustainable energy and energy efficiency, infrastructure services and improving the institutional framework.

In 2007 the EBRD signed grant agreements with donors totalling €89.9 million for TC and official co-financing activities, mostly in the form of new agreements (€52.2 million) but also through the replenishment of existing funds (€36.7 million). In line with previous years, the largest contribution was provided by the European Union (€33 million) while an increasing proportion was channelled through multi-donor funds (€26 million). Additional grants were mobilised for specific investment projects.

Total funding committed for new TC projects amounted to €98.2 million in 2007. This represents an increase of almost a third on the level of commitments in 2006, reflecting the Bank's increased activities, especially in the less advanced countries – the early transition countries (ETCs) – and the Western Balkans. These regions received €25 million and €20 million respectively in funding commitments for TC projects. At the same time, TC commitments for Ukraine reached €7.8 million in 2007 (compared with €6.6 million in 2006).

TC assistance to the new EU member states amounted to €17 million and focused on providing finance to micro, small and medium-sized enterprises (MSMEs) as well as supporting sustainable energy projects. In Russia, €18 million supported the development of small businesses and the strengthening of infrastructure and environmental projects, particularly through the Northern Dimension Environmental Partnership (NDEP). In Belarus, Kazakhstan, Turkmenistan and Ukraine, €13 million of TC funds were dedicated to providing assistance to small and



Hungary joined the EBRD donor community in 2007, bringing the number of active donor countries to 26.



The multi-donor ETC Fund continued to help the poorest countries where the Bank operates.

medium-sized enterprises (SMEs), microfinance projects and several critical infrastructure and sustainable energy projects. The EBRD pays particular attention to sustainable energy and by the end of 2007 investments in this area reached €1.7 billion. This means the original three-year target set out by the SEI of €1.5 billion has been achieved within two years. The Bank will continue to scale up sustainable energy investment in the coming years.

The support the SEI receives from donors is crucial as it enables the EBRD to promote and develop sustainable energy projects in its countries of operations. In particular, the EBRD signed agreements with donors totalling €33 million for TC activities in 2007. So far 15 countries (Austria, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, the Netherlands, Spain, Sweden, Switzerland, Taipei China and the United Kingdom), the European Union and two multilateral funds have committed funds to SEI-related projects.

One of the Bank's most significant donor funds, the Early Transition Countries (ETC) Fund, continued to coordinate donor assistance to the Bank's poorest countries of operations – Armenia, Azerbaijan, Georgia, the Kyrgyz Republic, Moldova, Mongolia, Tajikistan and Uzbekistan. Contributing countries to the Fund are Canada, Finland, Ireland, Japan, Luxembourg, the Netherlands, Norway, Spain, Sweden, Switzerland, Taipei China and the United Kingdom. Pledges for technical assistance more than tripled from €14.7 million in 2004 to reach €44.3 million by the end of 2007, complemented by additional grant co-financing of €5 million from the Netherlands.

After one year of operations, the multilateral Western Balkans Fund is well-established as a significant instrument for funding technical assistance and investment co-financing assignments across the Western Balkans (Albania, Bosnia and Herzegovina, FYR Macedonia, Montenegro and Serbia). In 2007, Hungary joined the Fund as the 15th contributing donor and the Czech Republic, Norway and Sweden provided replenishments. Total pledges have reached more than €20 million (including a €2 million contribution for investment co-financing grants). About €4.5 million of that has been approved as grant support for more than 25 projects across a wide range of sectors in all countries in the Western Balkans.

Most of the funding in 2007 went towards lending to micro and small enterprises, infrastructure and support for small businesses. The Western Balkans Fund will continue to support critical domestic and regional infrastructure projects as well as further develop the financial sector, improve advisory services to SMEs and enhance municipal services.

The Western Balkans Local Enterprise Facility (LEF) was established in 2006 as a €32 million investment channel, to which Italy initially contributed €12 million. The aim has been to provide mainly loan and equity financing to promising SMEs in the region. In October 2007 Italy replenished the facility with a further contribution of €7 million (including co-investment financing and TC funding) and the overall amount of the LEF now stands at €65 million.

Crucial support for EBRD initiatives in the Western Balkans also comes from the European Union through the European Agency for Reconstruction, mostly in the form of TC funds.

Another initiative strongly supported by donor funding is the Northern Dimension Environmental Partnership (NDEP), which addresses environmental problems in the Northern Dimension Area, north-west of Russia in particular (see page 65). The most pressing issues relate to water, waste-water, solid waste, energy efficiency and nuclear waste. The NDEP receives funding from Belgium, Canada, Denmark, the European Union, Finland, France, Germany, the Netherlands, Norway, Russia, Sweden and the United Kingdom. At the end of 2007, donor funding stood close to €243 million. An NDEP grant of €10 million was signed in 2007 between the EBRD and the Russian water utility in Kaliningrad. The grant will help to finance the construction of a waste-water treatment plant, modernise sewage collection and upgrade pumping stations.

In addition to TC funding provided by donor governments, public sector institutions work alongside the EBRD to provide official co-financing for investment projects. This amounted to just under €1 billion in 2007, and is mainly in the form of loans, with smaller amounts in the form of grants and other types of participation (€377 million came from the EIB in the form of loans and guarantees). Official co-financing has been provided for SME support and development, for municipal and environmental infrastructure projects and for the development of modern transportation networks.

Of this amount, €61.3 million was provided in grants mainly for projects in central Europe. A total of €12.6 million was provided for investment grants, covering three infrastructure projects in Albania, Georgia and Serbia. These grants were provided by the European Union and the US Millennium Challenge Corporation. Grant support (from the European Union and two decommissioning support funds, to which the European Union is also a major donor) totalling €48.7 million was also provided for energy efficiency finance facilities in central Europe. These facilities provide loans to enterprises and individuals to help them reduce energy usage in their businesses and homes.



The NDEP addresses environmental issues, especially those related to waste-water treatment.



Case study
Promoting potato production in Kosovo

If you are eating crisps in Kosovo they could well be Vipa crisps, made at Mr Bedri Kosumi's Pestova potato processing plant. One of Kosovo's few exporters, he was hit hard by the conflict in 1999, but resumed production in 2000 and has now expanded with the help of a €1.9 million investment from the EBRD in return for a 33 per cent stake in the company.

Pestova's products already include frozen, half-fried vacuum-packed potatoes, whole fresh potatoes and its famous Vipa crisps, but the new funds will mean Pestova can expand the business and increase exports. It will have a new frozen potato processing line, including machinery for making French fries, more room for potato crops, increased production of potato seeds, a new warehouse and machinery for packaging.

All this was made possible by the EBRD's TurnAround Management (TAM) and Business Advisory Services (BAS) Programme. Already a TAM/BAS beneficiary, Pestova officially signed the new agreement with the EBRD in October last year, marking the Bank's first equity transaction in Kosovo since the establishment of the UN mandate in 1999.

Over the preceding two years Pestova had received technical assistance from the TAM Programme. An adviser worked with local consultants to put together a comprehensive business plan to work out what the company needed in terms of investment and to start the negotiations with the EBRD-Italy Western Balkans Local Enterprise Facility that resulted in October's groundbreaking deal.

The TAM team advised Pestova to specialise in manufacturing crisps and recommended exporting to FYR Macedonia – the first deliveries were made to Skopje in May 2007. They suggested buying financial and management accounting software to produce a balance sheet complying with international accounting standards. They also strongly recommended recruiting a permanent accountant.

Another key team proposal was to create Kosovo's first ventilated potato storage centre and, with the help of the Dutch company Agrico and the approval of the Kosovo Ministry of Agriculture, the first certified potato seed production process in the country. With a benchmark business model and an intensive training programme (joined by 45 farmers who provide potatoes for Pestova) the TAM team helped to put potato crisp production into action so that Vipa crisps now represent 17 per cent of the domestic market and are equal in quality to any imported brands.

Bernard Jouglard, the TAM team senior adviser, describes the company's evolution as "spectacular". Before TAM involvement, Jouglard says, the Pestova operation was purely agricultural. "It has quickly become a fully industrial company," he said.

Now contracts for early potatoes have been signed with Albanian farmers and thanks to the 600-tonne ventilated storage facilities and the contracts for early crops, the processing workshop is guaranteed supplies all year round.

Claudio Viezzoli, EBRD Director for the Western Balkans, said the project demonstrates that even small but profitable and well-managed companies with a strong commitment to corporate governance and a good business plan can benefit from EBRD financing. As no other investors offer equity financing for local SMEs in Kosovo, this transaction is expected to encourage other dynamic local companies to seek innovative financing, which will contribute to the growth of the underdeveloped local economy.

Building stronger businesses

To help local private enterprises adapt to the demands of a market economy, the Bank makes use of two donor-funded programmes: TurnAround Management (TAM) and Business Advisory Services (BAS). While TAM focuses on broader managerial and structural changes within small and medium-sized enterprises (SMEs), bringing in Western executives to help management teams learn new business skills, BAS uses local consultants to help micro and small businesses improve performance. The TAM/BAS Programme is now fully integrated into the EBRD's mainstream activities, making it a key element of EBRD support for small businesses and initiatives supporting the early transition countries and the Western Balkans.

In 2007 the TAM/BAS Programme mobilised over €15 million in donor funding and, for the first time, an additional €4.7 million in funding from the EBRD to be used for BAS programmes in 13 countries. Since its inception in 1993, the TAM/BAS Programme has mobilised over €162 million from donors in over 20 countries, the European Union (which is the largest single donor), and various multilateral funds and initiatives.

In 2007, TAM started over 120 projects, mainly in the Western Balkans, Central Asia and the Caucasus. BAS started nearly 950 projects, most of which were in the early transition countries. Recently, BAS also initiated a new programme in Tajikistan and opened an additional office in Karakol in the Kyrgyz Republic. Approximately 650 consultants were engaged in all projects that were started in 2007. The BAS programme was assessed by the EBRD's Evaluation Department and was rated as "Successful."

There are strong parallels between the work of the TAM/BAS Programme and the investment priorities of the EBRD. TAM and BAS experts and consultants are able to provide advice prior to EBRD financing and over 100 enterprises have been referred by TAM/BAS to EBRD banking teams and various EBRD-supported equity firms. In addition, TAM/BAS consultants have been recommended for industrial due diligence or other investment-related consulting services.

The TAM/BAS Programme is at the forefront of business development in the EBRD region. In October 2007 a new strategy for 2008-10 was approved. It envisages the Programme extending into regions where intensive support is needed for micro, small and medium-sized enterprises (MSMEs) – in particular in rural areas of Russia and Ukraine. The Bank is looking to deepen the Programme by improving its accounting of transition impact, which is the key principle governing the Bank's project activities. Market development activities, such as training for MSMEs and consultancies, and the sustainability of advisory services through institutional strengthening will be of particular focus. TAM and BAS will also further its support to relevant local institutions and contribute to policy dialogue between the EBRD and governments.

In addition, TAM and BAS will further expand its activities along pressing issues such as energy efficiency, environmental protection, gender equality, rural development and fostering young entrepreneurship.

The TAM/BAS Programme is now fully integrated into the EBRD's mainstream activities, making it a key element of EBRD support for small businesses.

09

NUCLEAR SAFETY

Major work continues to ensure the environmental safety of the Chernobyl nuclear reactor. In 2007 these efforts paid off with the signing of two contracts to enclose a destroyed unit and complete the construction of a spent nuclear fuel storage facility. Measures to reduce environmental and security risks posed by the legacy of the Soviet Northern Fleet were also revealed in the Strategic Master Plan, which was finalised in 2007.



Two major contracts were signed in 2007: one for the design and construction of a new confinement – a large arch-shaped construction – that will safely enclose the destroyed unit 4 of the Chernobyl Nuclear Power Plant; and a second contract for the completion of a spent fuel storage facility.

The signing of the first contract for the new safe confinement concluded a thorough process that involved numerous Ukrainian and international experts and independent advisers assisting EBRD and the donor community. The contract, which is worth over €450 million, is the single largest under the Shelter Implementation Plan (SIP), which is estimated to cost around €1 billion. Implementation of the SIP is financed by the Chernobyl Shelter Fund, a donor-supported fund administered by the EBRD on behalf of 29 governments and the European Union.

Once completed, the new safe confinement will keep water out and prevent contaminated dust from escaping. It will also act as a safe working environment for future dismantling and waste management activities. The structure will be designed to last at least 100 years.

The other contract, which is financed by the donor-funded Nuclear Safety Account (NSA), is for an interim dry storage facility for spent fuel from units 1, 2 and 3, currently stored in conditions that are inadequate for the long term and that prevent these facilities from being decommissioned. The Holtec consortium, which was awarded the contract, will use existing buildings and concrete storage units that were built under a previous contract to process and then store spent fuel for 100 years. Donors to the NSA approved funding of the design phase for this project, which in total could cost over €150 million.

International decommissioning support

Work in the International Decommissioning Support Funds (IDSFs) continued in 2007 in line with the programmes approved by donors. The IDSFs assist Bulgaria, Lithuania and the Slovak Republic with the decommissioning and early closure of their Chernobyl-type or other first generation, Soviet-designed nuclear power plants.

Projects supporting the decommissioning of the designated power plants – Bohunice V1, Ignalina and Kozloduy 1-4 – such as facilities and equipment for the management of radioactive waste and spent fuel, are well developed and being implemented.

Good progress was also made with projects supporting the energy sector as compensation for the loss of generating capacity from the decommissioned nuclear plants. Credit lines to support energy efficiency measures and sources of renewable energy, first introduced in Bulgaria with the help of the Kozloduy IDSF, are being replicated in many of the Bank's other countries of operations. For example, in 2007 such a facility was created in the Slovak Republic where it received grant support from the Bohunice IDSF.

In Lithuania the procurement process for a new 400 MW combined cycle, gas-fired plant at Elektrine was launched. Donors to the Ignalina IDSF have approved for 2007-10 a €260 million contribution towards completion of the new facility, as well as the upgrade of existing units.

In 2008 the second reactor of Bohunice V1 in the Slovak Republic will be shut down, leaving Ignalina 2 in Lithuania as the remaining first generation, Soviet-designed plant in the European Union. It will close in 2009.

Since their establishment in 2001, the three IDSFs have so far received in excess of €1.2 billion from the European Union and 16 donor governments. The European Union is overall the single largest contributor.

Northern Dimension Environmental Partnership

The donor-funded Northern Dimension Environmental Partnership (NDEP), which is administered by the EBRD, reached a crucial milestone in 2007 with the completion of the Strategic Master Plan. The Plan provides a comprehensive overview of how to deal with the nuclear, radiological and environmental risks posed by the legacy of the Soviet Northern Fleet in north-west Russia. Donors to the NDEP, including Russia, have praised the Plan as an invaluable tool to coordinate ongoing programmes and to decide on further assistance.

Two projects covered by the Plan involve the decommissioning of the heavily contaminated, abandoned spent fuel store at Andreeva Bay, and the defuelling and decommissioning of the former service ship Lepse, which contains damaged spent fuel and radioactive waste and is moored in Murmansk. The costs of these operations are likely to exceed €60 million.



Contracts were signed for a new safe confinement and spent fuel storage at Chernobyl in 2007.



Decommissioning of spent fuel at Andreeva bay in Russia.





10 EVALUATING EBRD ACTIVITIES

Some 85 per cent of the EBRD's projects evaluated in 2007 had an "Excellent-Satisfactory" impact on the transition process. A total of 58 per cent of projects evaluated since 1996 received overall performance ratings of "Successful" or "Highly Successful."

Independent evaluation

The EBRD's activities are evaluated to establish how well they meet their objectives and the extent to which they comply with the Bank's mandate. The EBRD draws on the lessons learned to improve the selection and design of future operations. Projects are assessed usually one to two years after full disbursement, once investment has been completed. The impact of EBRD projects on the transition process is assessed by the Bank's Evaluation Department (EvD), which is independent of the EBRD's banking operations. The Chief Evaluator, who heads the Department, reports exclusively to the Bank's Board of Directors.

Impact on the transition process

EvD reviews the impact of EBRD projects on a particular sector and on the economy as a whole. The criteria for determining a project's impact on the transition process are the same as those applied during the project selection and approval stage. Some of the key indicators include the degree to which the project promotes privatisation, develops skills, encourages competition and supports market expansion. Other key considerations include whether the project supports institutional reform, improves the functioning of markets, acts as a model for other projects and sets new standards in business conduct and governance.

Since 1996, EvD has assessed 574 projects. Of these, 55 per cent achieved a transition impact rating of "Good" or "Excellent" and a further 23 per cent were assessed as "Satisfactory". Chart 1 shows the annual evaluation results from 1996 to 2007.

In 2007, 15 per cent of evaluated projects were given a transition impact rating of "Marginal-Negative". This is in line with the outcomes seen since 2003, and compares with the period 1997-2002, which saw higher numbers of projects rated "Marginal-Negative". Over this same period there has been a steady improvement in the number of projects rated "Excellent", which has continued in 2007.

This may be partly due to the diminishing impact of the Russian financial crisis of 1998. Projects evaluated at the turn of this century may have been affected by the fall-out from the Russian crisis, which damaged the sustainability of some private sector projects and prevented them from realising their full potential.

Projects evaluated in the last couple of years, particularly in the private sector, were mainly approved after those events and may not have faced the same difficulties. It is noticeable that ratings improved strongly between 2001 and 2004 and have levelled off a little since then.

The share of projects with an "Excellent-Satisfactory" transition impact rating in 2007 was 85 per cent. Chart 2 shows cumulative results for transition impact of projects evaluated since 1996. It reveals that the positive scores for transition impact are stable at a relatively high level of between 75 and 80 per cent.

Chart 1
Transition impact ratings of EBRD projects 1996-2007



% of evaluated projects
100
90
80
70
60
50
40
30
20
10
0
Excellent
Good
Satisfactory
Marginal
Unsatisfactory
Negative
96 (34)
97 (36)
98 (49)
99 (50)
00 (42)
01 (50)
02 (50)
03 (53)
04 (52)
05 (52)
06 (52)
07 (54)
Year of evaluation (number of projects)

Chart 2
Cumulative transition impact ratings of EBRD projects 1996-2007



% of evaluated projects
100
90
80
70
60
50
40
30
20
10
0
Excellent
Good
Satisfactory
Marginal
Unsatisfactory
Negative
96-97 (70)
96-98 (119)
96-99 (169)
96-00 (211)
96-01 (261)
96-02 (311)
96-03 (364)
96-04 (416)
96-05 (468)
96-06 (520)
96-07 (574)
Year of evaluation (number of projects)




KACA 2
KACA 1

Special study
Early Transition Countries Fund

The Evaluation Department undertook a special study to assess the performance so far of the Early Transition Countries (ETC) Fund since its inception in November 2004. The ETC Fund forms part of the Bank's wider ETC Initiative, which aims to promote the transition to market-oriented economies and alleviate poverty in the poorest countries in which it operates. The Fund uses commitments from donors for technical assistance in Armenia, Azerbaijan, Georgia, the Kyrgyz Republic, Moldova, Mongolia, Tajikistan and Uzbekistan.

The evaluation focuses on two levels: first, overall governance and management arrangements, and secondly specific activities to identify achievements to date and emerging lessons that can be incorporated in the future.

At this early stage of the Fund's existence it has been rated "Successful". It has had a promising start in terms of aggregate use of resources and the specific activities it has supported. The governance and management arrangements are well established and executed. Selection and implementation of individual projects is sound. The overall rating is neutral with regards to "impact" (in terms of progress with transition and poverty reduction) and "sustainability", due to the early stage of the activities supported by the Fund.

The assessment concludes that the ETC Fund is a vital and effective instrument for implementing the ETC Initiative and for taking forward the EBRD's country strategies in the ETCs. The Initiative depends on continuous access to grants both to support investment projects and for complementary capacity building. Several cases confirmed that EBRD finance can help clients to benefit from advice funded by technical cooperation (TC), while the Bank's introduction of new instruments under the Initiative, for example in medium-sized enterprise finance, is dependent on TC grants because of the relatively high project costs and risks involved.

The study found that the ETC Fund has comparative advantages over bilateral TC funding, such as access to available and "untied" resources. It also found that the use of the ETC Fund has been greatest in countries that have made the most transition progress and so have provided the best opportunities for improved EBRD engagement. However, greater clarity is needed between donors and the EBRD about the treatment of social and poverty aspects, and how these relate to the transition impact objectives of the ETC Fund.

Special study
Financial sector

The Evaluation Department undertook a special study in 2007 to evaluate the EBRD's financial sector policy (last updated in 1999) and assess the Bank's performance in this sector. The study evaluated past performance on 101 projects signed between late 1999 and 2006 (representing one-third of projects signed in the seven-year period). These projects covered bank equity, bank debt, insurance, leasing and finance to small and medium-sized enterprises in 27 of the Bank's countries of operations (excluding regional projects).

The study evaluated the extent to which the projects met the objectives set out in the policy of 1999 and assessed the relevance, efficacy, efficiency and overall impact of these projects. It concluded that the Bank's overall activities in the financial sector have been "Successful".

However, the study found that the Bank should make more effort to promote project objectives that reinforce the market-supporting institutions and policies that are essential to building and maintaining confidence in the financial sector. Looking ahead, the Bank will need to challenge the lack of political will that persists in a number of countries to drive through the reforms needed to underpin a sustainable financial sector.

The study concludes with a number of recommendations aimed at further enhancing the effectiveness of the Bank's financial sector policy. In particular, the policy would benefit from refocusing its priorities to target remaining transition challenges, such as effective regulation and supervision in countries where this is inadequate, and from stronger linkages between policy priorities and investment climate initiatives, including policy dialogue.

Overall performance of EBRD activities

When determining the overall success of EBRD activities, EvD assigns each project an overall performance rating. This rating gives a high weighting to transition impact but also includes other performance ratings, such as the fulfilment of project objectives, financial performance, environmental performance and additionality (the Bank's ability to complement rather than replace private sources of finance).

Since 1996, 58 per cent of evaluated projects achieved a rating of "Successful" or "Highly Successful" (see Chart 3). This percentage can fluctuate substantially on an annual basis (for example, 73 per cent in 2004 but only 46 per cent in 2001) but the percentage has improved generally since 2001. In 2007 fewer projects were rated "Highly Successful" than in the previous year, but more rated "Successful", giving a similar number of positive results overall.

The "Successful" or "Highly Successful" score for overall performance is much lower than the percentage of projects that received "Excellent-Satisfactory" ratings for transition impact (85 per cent in 2007). This difference is partly due to lower ratings for financial performance reducing the overall performance score. These lower ratings are triggered by the high-risk investment climate in the countries where the EBRD operates, particularly in the countries at the early or intermediate stages of the transition process.

Chart 3
Overall performance ratings of evaluated EBRD projects 1996-2007


% of evaluated projects
100
90
80
70
60
50
40
30
20
10
0
96 (34)
97 (36)
98 (49)
99 (50)
00 (42)
01 (50)
02 (50)
03 (53)
04 (52)
05 (52)
06 (52)
07 (54)
Year of evaluation (number of projects)
Highly successful
Successful
Partly successful
Unsuccessful

the investment risks. However, during 2007, five projects scored an overall rating of "Highly Successful". Based on cumulative evaluation findings since 1996, EvD concludes that the EBRD has been relatively successful in operating according to its mandate, especially in view of the difficult operating environment. As highlighted above, the overall performance ratings have improved generally since 2001.

Applying lessons to new projects

A key evaluation role is to ensure that past experience is applied to new projects. This begins with intensive consultation between the banking teams and EvD on the lessons learned from project evaluation. Regular feedback is offered at every stage of the approval process to ensure operational staff are aware of relevant past experience.

Case-based workshops are held and tailored to the specific needs of banking teams. EvD also makes presentations to management and the Board of Directors on the evaluation of individual projects. To enhance the lessons-learned process in the Bank, EvD maintains a lessons-learned database that contains more than 2,600 lessons.

Examples of lessons learned generated in 2007 are presented in the boxes with some examples of projects with a successful outcome and with a less successful outcome.





Successful project
Expanding a mobile phone network in Central Asia

The EBRD provided a loan of over €34 million for the network expansion of a mobile telephone company in Central Asia. A total of 50 per cent of the loan was syndicated to commercial banks.

The aim of this project was to support competition, market expansion and the transfer of skills. The company had existed for some time but had not been able to roll out the infrastructure as fast as expected because of disputes among the previous owners. The new sponsor who had taken control of the company is a leading telecoms operator and was committed to competing with the local market leader by improving its product and acquiring new customers at a much faster rate than its competitor. The new sponsor was able to contribute to better branding and provide systematic training and skills transfers from other countries where it operates.

The project was rated "Successful" due to the expansion of network coverage and substantial increase in the company's client base. This also led to marked improvements in financial performance. The impact on the market was positive. However, tariff reductions are occurring gradually because there are only two dominant GSM (Global System for Mobile Communications) operators active in the country and liberalisation of the overall telephone system is taking longer than anticipated.

The main lesson learned from this project was that a high degree of liberalisation of the sector and the emergence of a strong regulator are important pre-requisites for success. While a GSM operation can have some impact on the market and competition, this is unlikely to be significant unless technical assistance provided by the Bank contributes to the framework discussion with the government, as experienced in this project.

Successful project
Restructuring and privatising a major commercial bank

The EBRD purchased, along with another international financial institution, a blocking minority stake in a major bank as a precursor to privatisation. Control of the bank was initially retained by the government.

The project was designed to initiate a review and upgrade of the bank's operational policies and capacity as well as corporate governance. The agreements between the parties contained strong conditions to ensure a smooth privatisation process, as the exercise was being undertaken in a climate of economic uncertainty and unfavourable market conditions.

As part of the privatisation process, changes were made to the bank's charter and procedures. In addition, major improvements were made to the bank's strategic focus, business and control functions. A team of the bank's employees was responsible for monitoring progress towards achieving the targets and reporting to the EBRD.

A fully transparent competitive tender was held, as a result of which a number of binding offers were received to purchase a majority stake and control of the bank. The project was rated "Highly Successful". By supporting the privatisation of a major bank, the project enhanced the credibility of the bank privatisation process and contributed to restoring confidence in the banking sector in the relevant country. The project also showed that a well-designed and implemented institution-building programme can add to the economic value of the recipient.





Less successful project
Joint venture in manufacturing

The Bank provided a loan to a joint venture comprising two integrated heavy industry manufacturing firms, one of which was local and provided raw materials and the other a foreign company that supplied advanced technology and access to the key clients in the global target market. The joint venture built a new plant to manufacture a high-quality product for a technically demanding industrial market that was expected to be established in the country.

Project success required the local partner to upgrade the quality of materials that it supplied to the new plant. Proof of the quality would come from the company taking a share of the target market.

The project was rated only "Partly Successful". While the plant went into operation, albeit after a delay and with costs that overran, the expected demand for the final product failed to materialise. Nevertheless, a market for the product did remain, although in a less demanding niche. The foreign partner exited the joint venture.

Furthermore, the joint venture was designed as a ring-fenced operation, distinct from either of its two sponsors, which was paid a fixed fee by one of the partners for processing the raw material into the high-quality finished product. This structure obscured the financial and economic performance of the joint venture because the fee was not adjusted when the market value of the finished product increased, which in turn hampered the demonstration effect of the project. Therefore, a similar structure should be avoided in future, even if it might reduce banking risk in some cases where sponsor strength is in question.

Less successful project
Privatising a textile manufacturer

In 1999 the EBRD purchased a minority interest in a manufacturer of wool worsted fabrics, as well as lending the company up to €5 million. EBRD participation was co-financed by resources from an Investment Special Fund. The International Finance Corporation also participated in the share purchase and loan facilities.

The aim of the project was to privatise the government's majority stake (the remainder stayed with management and employees) and to restructure and modernise the company's facilities in order to enhance its penetration of international – mainly Western – textile markets. Agreements were concluded in March 2000, the business privatised and the restructuring plan initiated.

The company had proved effective at repositioning its business from traditional markets in the CIS to more demanding Western European and other international markets. However, without the support of a strategic investor, the company struggled to deal with the tightening market, which was being squeezed on one side by consumer trends away from the company's core products and on the other by low cost producers in the Far East. This changing environment exposed the restructuring plan as failing to address thoroughly its uncompetitive cost structure and out-of-date business model. The EBRD and other shareholders subsequently divested the equity and debt participation to local industrial investors who have since continued to operate the company.

In view of the failure to modernise and achieve its financial objectives, overall transition impact of this project was rated as "Unsatisfactory" and overall performance as "Unsuccessful". The project highlights how important it is, in any investment in a brownfield or restructuring situation, to target international standards of competitiveness from the start, which may prove difficult without the support of a strategic investor.

Evaluating technical cooperation activities

The EvD has evaluated around 550 consultant assignments funded through the EBRD's technical cooperation (TC) programme. These assignments have been supported by over €150 million of funding from over 30 donors. When combined with TC assignments evaluated during the EvD's special studies, this figure rises to over 1,500 assignments involving more than €450 million of funding.



Successful project Institution building through technical cooperation

To meet the management challenges of ongoing tourism, the EBRD provided a port authority with technical cooperation (TC) aimed at "institution building". This involved developing a business plan, marketing strategy, IFRS accounting and reporting and an organisational structure. Initially €198,000 was allocated, followed by an extension for €150,000.

The TC was executed during 2004 and 2005. It was in line with the Bank's relevant country and industry strategies, provided additionality (complemented rather than replaced private sources of finance) and met its objectives, albeit only with the extension of funds. The TC, overall, was rated "Successful".

The main lesson learned is that the Bank should carry out more thorough due diligence before embarking on an institution-building TC project, particularly if the institution is relatively immature and the beneficiary has no prior experience with international requirements. The effectiveness of the initial TC was very limited since basic material and lectures were provided that left the beneficiary unclear of how to apply this knowledge. It was only the hands-on approach employed under the TC extension that brought to fruition the full array of benefits.

Under these circumstances a two-phase approach is worth considering: first, a relatively short reconnaissance study by the Bank, possibly with the help of an industry expert and, if necessary, followed by a more in-depth scoping study; and secondly, a fully-fledged institution-building TC, which should provide for sufficient time so that benefits can be realised.



Less successful project Tendering and procurement for urban transport

In 2003 the Bank approved TC funds for consultants to assist in the tender of several bus lines within a municipality, and in the procurement of a new ticketing system. The TC was only partly implemented and was rated overall as "Partly Successful".

The TC related to the new ticketing system was "Successful" overall, though it encountered serious delays. The technical performance of the consultants was good, but unsatisfactory internal communication among the members of the consultancy and short-term staffing problems led to delays in implementing the project, exacerbated by the city's slow decision-making and delays in the approval of the tender documents. Nevertheless, a full international tender was finally undertaken, the contract for the supply and installation of the ticketing system was signed in December 2006 and installation and testing are expected to be completed by June 2008. The consultants ensured that an appropriate ticketing system was selected and procurement, once undertaken, proceeded smoothly.

The TC relating to the bus service tender has been "Unsuccessful". The consultant produced draft prequalification documents and public service contracts to regulate the relationship between the city and existing and future private bus operators. These were presented to the city in 2004 for approval, but following local elections the political will to proceed has seemed lacking. There has been further piecemeal privatisation of bus services to local operators, and public service contracts based on those drafted by the consultants have recently been signed by private bus operators. Elections in 2007 raised hopes that the project might be revived, though this has not yet happened.

The project underlined the importance of selecting a consultant not only with technical expertise but also with a proven track record of delivering concrete results in the sometimes complex political environment in countries where the Bank operates.

PROCUREMENT

The EBRD offers a range of procurement opportunities for suppliers, contractors and consultants. In 2007 the Bank financed 138 public sector contracts, valued at €2,232 million.

Procurement policies

The EBRD applies principles of non-discrimination, fairness and transparency to all contracts for works, goods and services. These principles, enshrined within the Bank's Procurement Policies and Rules, are designed to promote good practice and efficiency and to minimise risk in implementing Bank-financed projects. The EBRD expects all participants in the procurement process to observe the highest standards of ethics and conduct during the tendering and implementation of a contract.

Private sector clients can apply their own procurement practices, provided that the EBRD is satisfied that these practices are commercially sound and that fair market prices are obtained. The client must also ensure that conflicts of interest are avoided and that the best interests of all parties involved in the process are preserved. More precise rules apply to procurement in public sector operations where the EBRD requires clients to use structured, transparent procedures that maximise competition and fair treatment for all participants. The Bank reviews and monitors procurement closely at key stages of the process.

Procurement activities in 2007

In 2007 the EBRD embarked on the review of its Procurement Policies and Rules. Public consultation was launched on key issues that may result in revisions to Bank policy. The function and organisation of the Procurement Department is also being reviewed. As part of further transparency, the EBRD has also published on its web site its Annual Procurement Review, which reviews public sector procurement contracts financed or partly financed by the Bank in 2006.

The EBRD continued to work with other multilateral development banks (MDBs) to harmonise procurement documentation for public sector projects. In October 2007, the EBRD met MDBs and the Confederation of International Contractors Association (CICA) to discuss proposed revisions to the harmonised version of the works contract, currently available on the web site of the International Federation of Consulting Engineers (FIDIC). The EBRD also participated in the Heads of Procurement meeting in Tunis where the use of country procurement systems and the harmonised standard tender documents were discussed.

The EBRD continued to provide procurement support services throughout 2007. This included running a training programme entitled "Project Delivery Strategy" for procurement executives from three Russian oil and gas enterprises and presenting its project delivery strategy and business opportunities to Italian construction companies. The Bank also ran seminars with local suppliers, contractors and consultants in Prague and Bratislava to encourage their participation in procurement processes resulting from EBRD-financed projects.



In 2007, EBRD-financed projects led to 138 public sector contracts, valued at €2,232 million, of which €1,418 million was financed by the EBRD (representing approximately 63 per cent of the total contract value). This compares with 98 contracts valued at €1,361 million in 2006, indicating a 64 per cent increase in total contract value for 2007. The total value of contracts resulting from "open" tendering procedures in 2007 was €2,155 million, or 96.5 per cent of total contract value. Contracts for transport and municipal and environmental infrastructure projects accounted for €1,636 million, representing 100 out of 138 contracts, or 72.5 per cent of all contracts signed by number and 73 per cent by value respectively of all public sector contracts awarded in 2007.

The number of public sector contracts associated with EBRD-financed projects has increased compared with 2006 and the value of the contracts is considerably higher. Additionally, this year has seen a decrease in the number of "concerns" and formal complaints received by the Bank regarding procurement practices. In 2007 the EBRD received 5 concerns and 11 formal complaints compared with 12 and 15, respectively, in 2006.

A "concern" is any issue that is brought to the attention of the EBRD by a tenderer regarding the procurement process or contract award. The concern is referred to the contracting authority, which is expected to address and resolve the issue with the relevant party.

If the two parties cannot come to an understanding or an agreement, the concern is raised to the status of a complaint. At that point, the EBRD freezes the procurement process and an investigation is undertaken.

In 2006 the EBRD received a complaint concerning the procurement of the new safe confinement contract to be funded by the EBRD-administered Chernobyl Shelter Fund. The EBRD carried out a comprehensive review and concluded that the complaint could not be upheld. Subsequently, the EBRD, together with a panel of experts and observers, ensured that the pre-contract discussions with the leading consortium addressed the remaining open issues consistent with the applicable tender documents, the agreed procedural framework and the Bank's Procurement Policies and Rules. These discussions eventually led to the conclusion of the contract in July 2007.

Procurement opportunities

To improve the awareness of procurement opportunities concerning EBRD-financed projects, the Bank regularly publishes information about forthcoming contracts on the Procurement Opportunities section of the EBRD web site: www.ebrd.com/oppor/procure.

ORGANISATION AND STAFFING

The EBRD puts its staff at the heart of achieving the Bank's mission. In 2007 recruitment from outside the Bank reached its highest level for five years. The Bank's efforts to increase its presence in the countries in which it operates continued with a revised policy that enhanced guidelines for geographic mobility, and the delivery of local training programmes and distance learning tools for staff in Resident Offices.

Human resources

The EBRD supports the efforts and achievements of its employees through a dedicated human resources strategy. Its fundamental principles are positive engagement with staff, responsiveness to the needs of departments throughout the Bank, innovation, professionalism and transparency. As an important component of the Bank's overall business model, the human resources strategy ensures that quality, performance and satisfaction of staff are constantly aligned with business needs.

Diversity among employees is a key part of achieving the Bank's mission. At the end of 2007 the Bank employed 1,349 people across 32 offices in 26 countries. A total of 57 nationalities are represented, with staff coming from different backgrounds and fields of expertise but sharing the same commitment for challenging work, professional growth and the goals of the organisation.

Staffing

At the end of December 2007, the EBRD had 1,052 employees based in London compared with 1,018 in 2006. Resident Office staff totalled 297, compared with 261 the previous year. The ratio of male/female professional staff in the EBRD is approximately 1.58:1.

Recruitment

A total of 202 external candidates were recruited in 2007 – the highest number in the last five years. Recruitment was driven not only by turnover (amounting to 11 per cent in December 2007), but also an increase in headcount. In line with the requirements of the business model, new staff were recruited in London and the countries of operations (two-thirds and one-third, respectively), focusing on high-quality, skilled individuals with an entrepreneurial spirit. As in previous years, the Bank recruited mostly from the private sector, but also from other international financial institutions, the academic world and other industries. This ensured a diversity of skills, experiences and perspectives within the organisation.

Mobility

More than 60 employees took up an assignment in a different location in 2007, moving either from the Bank's London Headquarters to one of the local offices or vice-versa. This mobility was supported by a revised policy providing a clear, complete and consistent regulation of all aspects associated with geographic assignments.



Geographic mobility of staff is crucial for the Bank's business. It supports the strategic goal to increase the number of professional staff deployed in Resident Offices, which at the end of 2007 totalled approximately half of banking professional staff. In addition, mobility provides employees with the opportunity to achieve their professional goals and personal fulfilment by working in another country.

Compensation

The Bank's compensation and benefits package reflects the individual characteristics of the various EBRD locations. With buoyant job markets in London and most of the countries where the Bank operates, the Bank ensured that salaries remained competitive in London and across the region. In addition, the Bank continued to strengthen a performance culture, rewarding individuals according to their level of performance and contribution. This commitment was confirmed by the significant differentiation in the distribution of bonuses for professional staff in 2007.

Learning and development

As part of its commitment to staff development, the EBRD offers a comprehensive range of learning opportunities. In 2007 there was a marked increase in the number of training courses delivered, reflecting the rise in the number of people recruited by the Bank. In total, more than 3,400 training days were undertaken in 2007, which represents an increase of 15 per cent compared to the previous year.

With a significant number of EBRD staff now located in the Resident Offices, it has become critical to deliver training locally. In addition to running more training courses in Resident Offices, the EBRD is expanding its eLearning and distance learning tools. In 2007 the Open Learning Centre was greatly enhanced with free web-based language training resources and an intranet-based toolkit for managers. For new staff, new eLearning modules were under development that will accelerate the induction of new staff in the Resident Offices and at Headquarters. These modules will be rolled out in 2008.

Working environment

Renovation of the London office was completed in November 2007. The project involved carrying out essential engineering and refurbishment works over 24 months. The project needed to take into account compliance with current health and safety regulations and best practice, staff needs and concerns, energy savings and higher environmental standards. The building has now been brought up to the latest standards, including better lighting, ventilation and security, resulting in an improved and healthier working environment for staff and visitors.

EBRD Management

4 April 2008

President	Jean Lemierre

Banking

First Vice President	Varel Freeman

Front Office	
Strategic and Operational Planning *(joint report to Finance)*	Josué Tanaka
Operations Committee Secretariat	Frédéric Lucenet
Business Development	Lesia Haliv
Corporate Recovery *(joint report to Risk Management)*	Will Newton
Corporate Equity	Lindsay Forbes

Energy Efficiency and Climate Change	
Corporate Director	Josué Tanaka
Director	Terry McCallion

Energy and Natural Resources	
Business Group Director	Riccardo Puliti
Natural Resources	Kevin Bortz
Power and Energy Utilities	Nandita Parshad

Financial Institutions	
Business Group Director	Kurt Geiger
Bank Equity	Anne Fossemalle
Bank Relationships	Jean-Marc Peterschmitt
Equity Funds	Kanako Sekine
Non-bank Financial Institutions	Vacant

Infrastructure	
Business Group Director	Thomas Maier
Municipal and Environmental Infrastructure	Jean-Patrick Marquet
Transport	Sue Barrett

Central Europe, Western Balkans and Telecommunications, Informatics and Media	
Business Group Director	Peter Reiniger
Croatia (Zagreb office)	Charlotte Ruhe
Czech Republic, Hungary, Slovak Republic and Slovenia (Bratislava office)	François Lecavalier
Poland and the Baltic states (Warsaw office)	Dragica Pilipovic-Chaffey
Albania, Bosnia and Herzegovina, FYR Macedonia, Montenegro and Kosovo	Claudio Viezzoli
Serbia (Belgrade office)	Hildegard Gacek
Telecommunications, Informatics and Media	Michelle Senecal de Fonseca

Russia, Agribusiness and Property and Tourism	
Business Group Director	Alain Pilloux
Russia, Corporate Sector (Moscow office)	Eric Rasmussen
Russia, Government Relations (Moscow office)	Alexander Orlov
Russia, Financial Institutions (Moscow office)	(Acting) Marina Petrov
Russia, Infrastructure and Energy (Moscow office)	Natasha Khanjenkova
Agribusiness	Gilles Mettetal
Property and Tourism	Sylvia Gansser-Potts

South-eastern Europe, Central Asia and the Caucasus	
Business Group Director	Olivier Descamps
Ukraine (Kiev office)	Kamen Zahariev
Romania (Bucharest office)	Claudia Pendred
Bulgaria (Sofia office)	James Hyslop
Armenia, Azerbaijan, Belarus, Georgia and Moldova (Tbilisi office)	Michael Davey
Central Asia	Masaru Honma
Kazakhstan (Almaty office)	André Küüsvek
Mongolia (Ulaanbaatar office)	John Chomel-Doe
Early Transition Countries (ETC) Initiative	George Krivicky
Group for Small Business	Chikako Kuno
TurnAround Management and Business Advisory Services Programme	Charlotte Salford

Monitoring	
Business Group Director	Gavin Anderson

Finance

Vice President	Manfred Schepers

Treasury	
Treasurer	Axel van Nederveen
Deputy Treasurer and Head of Funding	Isabelle Laurent

Loan Syndications	
Director	Lorenz Jorgensen

Budget and Financial Policy	
Corporate Director	Chris Holyoak

Strategic and Operational Planning	
Corporate Director *(joint report to Banking)*	Josué Tanaka

Financial Control and Operations	
Director	Nigel Kerby

Information Technology	
Director	Tim Goldstone

Risk Management, Human Resources and Nuclear Safety

Vice President	Horst Reichenbach

Risk Management

Director	Michael Williams
Credit/Transaction Analysis	David Klingensmith
Treasury Credit Risk	Bryan Brinkley
Credit Portfolio Review	Mike Hesketh
Portfolio Risk Management Group	Vacant
Risk Management System Project	Irena Postlova
Corporate Recovery *(joint report to Banking)*	Will Newton
Operational Risk	Julie Williams

Human Resources

Director	Paolo Gallo
Deputy Director, Compensation and Benefits	Ingrid de Wee
Deputy Director, Global Staffing	Matthew Hubbard

Nuclear Safety

Director	Vince Novak

Cooperation Initiatives and Programmes

Director	Alexander Auboeck

Official Co-financing

Director	Gary Bond

Administration and Environment

Vice President	Brigita Schmögnerová

Administration, Procurement and Consultancy Service

Director of Administration	Jaroslaw Wojtylak
Health, Safety and Security	Alan Drew
Director, Procurement and Purchasing	(Acting) Dilek Macit
Director of Consultancy Service	Dilek Macit

Environment and Sustainability

Corporate Director	Alistair Clark

Office of the Secretary General

Secretary General	(Acting) Horst Reichenbach
Deputy Secretary General	Nigel Carter
Assistant Secretary General	Colm Lincoln

Evaluation Department

Chief Evaluator (reports to Board of Directors)	Fredrik Korfker

Office of the Chief Economist

Chief Economist	Erik Berglof
Deputy Chief Economist and Director for Project Design and Appraisal	Hans Peter Lankes
Director, Strategy and Analysis	Alan Rousso
Director, Policy Studies and Sector Strategy	Fabrizio Coricelli

Office of the General Counsel

General Counsel	Emmanuel Maurice
Deputy General Counsel	Gerard Sanders
Deputy General Counsel	Norbert Seiler
Assistant General Counsel	Stephen Petri

Operations Administration Unit

Director	Vacant

Records Management and Archives

Head of Unit	Anne Crétal

Office of the Chief Compliance Officer

Chief Compliance Officer	Enery Quinones

Internal Audit

Head of Internal Audit	Ray Portelli

Communications

Director	Brigid Janssen

President's Office

Adviser to the President	Alexandre Draznieks

EBRD Governors and Alternate Governors

31 December 2007

Member	Governor	Alternate
Albania	Genc Ruli	Sherefedin Shehu
Armenia	Vardan Khachatryan	Tigran Sargsyan
Australia	Peter Costello	Greg Hunt
Austria	Wilhelm Molterer	Kurt Bayer
Azerbaijan	Heydar Babayev	Samir Sharifov
Belarus	Vladimir Semashko	Nikolai Zaichenko
Belgium	Didier Reynders	Jean-Pierre Arnoldi
Bosnia and Herzegovina	Sven Alkalaj	Aleksandar Dzombić
Bulgaria	Plamen Oresharski	Dimitar Kostov
Canada	James M. Flaherty	Leonard J. Edwards
Croatia	Ivan Šuker	Zdravko Marić
Cyprus	Michael Sarris	Christos Patsalides
Czech Republic	Miroslav Kalousek	Zdeněk Tůma
Denmark	Bendt Bendtsen	Michael Dithmer
Egypt	Fayza Abouelnaga	Rachid Mohamed Rachid
Estonia	Ivari Padar	Tea Varrak
Finland	Jyrki Katainen	Pekka Huhtaniemi
FYR Macedonia	Trajko Slaveski	Zoran Stavreski
France	Christine Lagarde	Xavier Musca
Georgia	Nika Gilauri	Roman Gotsiridze
Germany	Peer Steinbrück	Thomas Mirow
Greece	George Alogoskoufis	Ioannis Sidiropoulos
Hungary	János Veres	Géza Egyed
Iceland	Björgvin G Sigurðsson	Kjartan Gunnarsson
Ireland	Brian Cowen	David Doyle
Israel	Stanley Fischer	Yarom Ariav
Italy	Tommaso Padoa-Schioppa	Ignazio Angeloni
Japan	Fukushiro Nukaga	Toshihiko Fukui
Kazakhstan	Bakhyt Sultanov	Anvar Saidenov
Korea, Republic of	O-kyu Kwon	Seongtae Lee
Kyrgyz Republic	Aziz Aaliev	Marat Alapaev
Latvia	Atis Slakteris	Kaspars Gerhards
Liechtenstein	Klaus Tschütscher	Roland Marxer
Lithuania	Rimantas Šadžius	Ramunė Vilija Zabulienė
Luxembourg	Jean-Claude Juncker	Jean Guill
Malta	Tonio Fenech	Michael Bonello
Mexico	Agustín Carstens	Alejandro Werner
Moldova	Igor Dodon	Marin Moloşag
Mongolia	Ulaan Chultem	Alag Batsukh
Montenegro	Igor Lukšić	Milorad Katnić
Morocco	Salaheddine Mezouar	Abdeltif Loudyi
Netherlands	Wouter Bos	Maxime Verhagen
New Zealand	Winston Peters	Jonathan Hunt
Norway	Kristin Halvorsen	Rikke Lind
Poland	Slawomir Skrzypek	Arkadiusz Huzarek
Portugal	Fernando Teixeira dos Santos	Carlos Costa Pina
Romania	Varujan Vosganian	Mugur Isărescu
Russian Federation	German Gref	Sergey Storchak
Serbia	Vacant	Vacant
Slovak Republic	Ján Počiatek	Ivan Šramko
Slovenia	Andrej Bajuk	Andrej Kavčič
Spain	Pedro Solbes Mira	David Vegara Figueras
Sweden	Anders Borg	Per Jansson
Switzerland	Doris Leuthard	Jörg Reding
Tajikistan	Murodali Mukhamadievich Alimardonov	Mirali Sabdalievich Naimov
Turkey	Ibrahim Çanakci	Cavit Dağidaş
Turkmenistan	Amanmyrat Toylyev	Guvanchmurad Geoklenov
Ukraine	Mykola Azarov	Volodymyr Stelmakh
United Kingdom	Alistair Darling	Douglas Alexander
United States	Henry M. Paulson Jr	Reuben Jeffery III
Uzbekistan	Rustam Sadykovich Azimov	Odil Husnutdinovich Juraev
European Community	Joaquín Almunia	Klaus Regling
European Investment Bank	Dario Scannapieco	Marta Gajecka

Chairman of the Board of Governors
Governor for Italy (Tommaso Padoa-Schioppa)

Vice Chairmen of the Board of Governors
Governor for Canada (James M. Flaherty)
Governor for Montenegro (Igor Lukšić)

All the powers of the EBRD are vested in the Board of Governors. The Board of Governors has delegated many of its powers to the Board of Directors, which is responsible for the direction of the general operations of the Bank and, among other activities, establishes policies and takes decisions concerning loans, equity investments and other operations in conformity with the general directions of the Board of Governors.

The President chairs the Board of Directors. Under the direction of the Board, the President conducts the business of the Bank and, as head of staff, is responsible for its organisation and for making staff appointments.

EBRD Directors and Alternate Directors

31 December 2007

Director	Alternate Director	Constituency
László Andor	Pavel Štěpánek	Hungary/Czech Republic/Slovak Republic/Croatia
Terence Brown	Walter Cernoia	European Investment Bank
Alain de Cointet	Francis Mougenez	France
Anne Counihan	Ib Katznelson	Ireland/Denmark/Lithuania/FYR Macedonia
João Cravinho	Stefanos Vavalidis	Portugal/Greece
Sven Hegelund	Baldur Pétursson	Sweden/Iceland/Estonia
Ole Hovland	Jari Gustafsson	Norway/Finland/Latvia
André Juneau	Judith St George	Canada/Morocco
Tae Hwan Kim	Peter Reith	Korea/Australia/New Zealand/Egypt
Elena Kotova	–	Russian Federation/Belarus/Tajikistan
Vassili Lelakis	Carole Garnier	European Community
Kazimierz Marcinkiewicz	Kalin Mitrev	Poland/Bulgaria/Albania
Kazuya Murakami	Hiroyuki Kubota	Japan
Michael Neumayr	Hedva Ber	Austria/Israel/Cyprus/Malta/Kazakhstan/Bosnia and Herzegovina
Igor Podoliev	Virginia Gheorghiu	Ukraine/Romania/Moldova/Georgia/Armenia
Enzo Quattrociocche	Ugo Astuto	Italy
Gonzalo Ramos	David Martínez Hornillos	Spain/Mexico
Simon Ray	Jonathan Ockenden	United Kingdom
Manuel Sager	Turan Öz	Switzerland/Turkey/Liechtenstein/Uzbekistan/Kyrgyz Republic/Azerbaijan/ Turkmenistan/Serbia/Montenegro
Joachim Schwarzer	Rainald Roesch	Germany
Jean-Louis Six	Irena Sodin	Belgium/Luxembourg/Slovenia
Mark Sullivan	–	United States of America
Jan Willem van den Wall Bake	Hans Sprokkreeff	Netherlands/Mongolia

Composition of Board of Directors' committees

31 December 2007

Audit Committee
Simon Ray (Chairman)
Terence Brown (Vice Chairman)
Alain de Cointet
Kazimierz Marcinkiewicz
Igor Podoliev
Enzo Quattrociocche
Mark Sullivan

The **Audit Committee** considers the appointment and scope of work of the external auditors. It also reviews financial statements and general accounting principles, policy and work of the Internal Auditor, expenditure authorisation, control systems, procurement policy and project evaluation.

Financial and Operations Policies Committee
László Andor (Chairman)
Jean-Louis Six (Vice Chairman)
João Cravinho
Sven Hegelund
Elena Kotova
Vassili Lelakis
Gonzalo Ramos
Jan Willem van den Wall Bake

The **Financial and Operations Policies Committee** reviews financial policies including borrowing policy, general policies relating to operations, and procedures and reporting requirements.

Budget and Administrative Affairs Committee
Joachim Schwarzer (Chairman)
Ole Hovland (Vice Chairman)
Anne Counihan
André Juneau
Tae Hwan Kim
Kazuya Murakami
Michael Neumayr
Manuel Sager

The **Budget and Administrative Affairs Committee** considers general budgetary policy, proposals, procedures and reports. It also considers personnel, administrative and organisational matters, and administrative matters relating to Directors and their staff.

Board Steering Group
André Juneau (Chairman)
Anne Counihan (Vice Chairman)
László Andor
Terence Brown
Ole Hovland
Simon Ray
Joachim Schwarzer
Jean-Louis Six

The **Board Steering Group** was established in 1994 to improve coordination between the Board of Directors and management on arrangements for meetings of the Board, Committees and workshops.

PROJECTS SIGNED IN 2007

The EBRD invested €5.6 billion in 353 projects in 2007, up from €4.9 billion in 301 projects the previous year. Investments were undertaken in 28 of the Bank's countries of operations. One-third of EBRD financing was channelled into financial institutions to support local enterprises. Infrastructure projects also received significant support.

Guide

Loans are calculated at exchange rates current at 31 December 2007. Shares are converted to euros at exchange rates current at the date of disbursement.

Country totals in this list of projects may differ from those on pages 4 and 5 as regional projects (covering more than one country) are listed separately at the end of this section.

Projects financed under framework agreements are shown in *italics*.

After each project description, the following information is listed:
Sector • State/private • Environmental screening category

Direct Investment Facility, Direct Lending Facility and Medium-sized Loan Co-financing Framework projects do not have an environmental screening category as they do not follow the Bank's standard project cycle. However, they are still subject to environmental requirements.

Environmental screening categories

The project requires:

A – a full environmental screening impact assessment

B – an environmental analysis

B(MPF) – Multi Project Facility

C – no environmental impact assessment or environmental analysis

0 – no environmental audit

1 – an environmental audit

FI – financial intermediary

IEE – initial environmental examination

This list of projects does not include:

- trade facilitation guarantees issued and expired in 2007
- multiple investments to pre-export finance facilities under the Trade Facilitation Programme
- selldowns of EBRD commitments
- investments under private equity funds, which are sponsored by private institutions and fund managers.



Donor-sponsored funds, such as Regional Venture Funds (RVFs), post-privatisation funds (PPFs) and reconstruction equity funds (REFs), provide a combination of equity capital and grant-financed support. Investments under these funds are included in the signed projects list, provided they are managed accounts of the EBRD.

EBRD commitment amounts include both new facilities and follow on (facilities) to original operations.

Resources mobilised and total project value reflect operations signed for the first time in 2007 so that facilities with external finance signed in previous years are not counted twice.

Albania

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Durres port Loan to finance a ferry terminal and related infrastructure at the port of Durres. Transport • State • B/1	40.0	14.0	0	**14.0**
Levan-Vlore road Loan to upgrade the road from Levan to Vlore. Transport • State • A/0	60.2	22.0	0	**22.0**
Western Balkans Local Enterprise Facility *Agrotal* Establishment of an olive oil production plant. Agribusiness • Private • C/0	1.0	0	0.5	**0.5**
BI-Invest Establishment of a greenfield concrete production plant in Lushnje, Albania. Manufacturing • Private • B/0	1.0	0	0.7	**0.7**

Armenia

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Armenia Multi-bank Framework II *SME credit line* Credit line to Agricultural Cooperative Bank of Armenia, Anelik Bank and Armeconombank for on-lending to small and medium-sized enterprises. Small business finance • Private • FI	32.0	19.0	0	**19.0**
SME credit line Credit line to Armeconombank and Inecobank for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	14.0	7.0	0	**7.0**
Armenia Multi Bank Framework *Araratbank* Credit line for on-lending to MSMEs. Small business finance • Private • FI	3.4	3.4	0	**3.4**
Byblos Bank Armenia Equity investment in BBA (formerly International Trade Bank). Bank equity • Private • FI	5.0	0	3.0	**3.0**
Direct Investment Facility *Alpha Pharma* Equity stake enabling a leading pharmaceutical wholesaler to expand its network. Manufacturing • Private	4.4	0	3.2	**3.2**
Cascade Insurance and Reinsurance Company Equity investment in an Armenian insurer, CIRCO. Non-bank financial institutions • Private	0.2	0	0.2	**0.2**
Hytex Plastic Loan to plastics manufacturer for expansion. Manufacturing • Private	0.3	0.3	0	**0.3**
Direct Lending Facility *Hydro Corporation* Investment to buy, install and operate a small hydro power plant. Power and energy • Private	1.2	1.2	0	**1.2**
Shen Concern Expanding the production of paints and lacquers, and beginning production of new materials such as gypsum and masonry products. Manufacturing • Private	3.4	3.4	0	**3.4**
Lake Sevan Upgrade of two waste-water treatment plants and construction of a further three. Municipal infrastructure • State • B/1	12.0	7.0	0	**7.0**
Medium-sized Loan Co-financing Facility *Credit line* Loan to Armeconombank and Anelik Bank to expand their lending activities. Bank lending • Private	2.0	2.0	0	**2.0**
Agricultural Cooperative Bank of Armenia Loan to MavaTerm for design, installation and service of heating and ventilation systems. Manufacturing • Private	0.1	0.1	0	**0.1**
Armeconombank Renovation and construction of a second wing at the Nairi Medical Centre. Manufacturing • Private	0.4	0.4	0	**0.4**
Armeconombank Loan to Shant, an Armenian TV and radio broadcaster. Telecommunications • Private	0.4	0.4	0	**0.4**
ProCredit Bank Armenia Establishment of a dedicated microfinance bank in Armenia. Small business finance • Private • FI	2.1	0	2.1	**2.1**
Regional Trade Facilitation Programme Support for foreign trade through Agricultural Cooperative Bank of Armenia, Armeconombank and Inecobank. Bank lending • Private • FI	2.0	2.0	0	**2.0**

Azerbaijan

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Azerbaijan Multi Bank Framework *Credit line* Credit line to Azerigazbank, Bank of Baku, Bank Respublika, Mugan Bank and Nikoil Bank for on-lending to micro, small and medium-sized businesses. Small business finance • Private • FI	14.0	11.6	0	**11.6**
Azerdemiryol Bank Equity investment in private joint-stock bank. Bank equity • Private • FI	1.1	0	1.0	**1.0**
AzDRES Modernisation of power plant supplying the majority of energy consumed in Azerbaijan. Power and energy • State • B/1	63.0	63.0	0	**63.0**
Bank Respublika Loan to help the bank's expansion and development programme. Bank lending • Private • FI	16.3	4.1	0	**4.1**
ETC Non-bank Microfinance Institution Framework *Shore Overseas* Credit line to increase financing available to the smallest enterprises through on-lending. Small business finance • Private • FI	1.4	1.4	0	**1.4**
ETC Non-bank Microfinance Institution Framework II *Credagro* Credit line to increase financing available to the smallest enterprises through on-lending. Small business finance • Private • FI	2.0	1.8	0	**1.8**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Medium-sized Loan Co-financing Facility				
Credit line Loan to Azerdemiryolbank and Bank of Baku to expand their lending activities to medium-sized companies. Bank lending • Private	1.5	1.5	0	**1.5**
Azerdemiryolbank Loan to SABA, an Azeri ice cream producer, to help construct new premises and purchase new refrigerated delivery vehicles. Agribusiness • Private	0.7	0.4	0	**0.4**
Bank of Baku Loan to Baku Electronics for construction of a warehouse, showroom and administrative building. Manufacturing • Private	2.7	1.4	0	**1.4**
Bank of Baku Loan to Avrora to help with the acquisition of new equipment for the production of biscuits. Agribusiness • Private	0.7	0.3	0	**0.3**
Unibank Loan to Caspian supplies to finance construction of a production hall and warehouse, as well as working capital financing. Manufacturing • Private	1.2	0.4	0	**0.4**
Milk-Pro Construction of new dairy processing plant in Baku and modernisation of plant in Goychay. Agribusiness • Private • B/1	0.3	0	0.3	**0.3**
Unibank Equity investment in Unibank. Bank equity • Private • FI	2.6	0	2.6	**2.6**
Unibank III Third syndicated loan to Unibank. Bank lending • Private • FI	23.8	5.9	0	**5.9**
Unileasing (Equity) Equity investment in an Azeri leasing company. Non-bank financial institutions • Private • FI	0.5	0	0.5	**0.5**
Unileasing Loan to Unileasing, an Azeri leasing company. Non-bank financial institutions • Private • FI	2.0	2.0	0	**2.0**
Regional Trade Facilitation Programme Support for foreign trade through Azerdermiyrol Bank, Azerigazbank, Bank of Baku, Bank Respublika, Mugan Bank and UniBank. Bank lending • Private • FI	24.0	24.0	0	**24.0**

Belarus

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Belarusian Bank for Small Business Equity investment in Belarusian Bank for Small Business. Small business finance • Private • FI	5.5	0	1.8	**1.8**
Belarus MSE Financing Facility				
Credit line Credit lines to Belgazprombank, MinskTransit Bank and Reconversion and Development Bank for on-lending to micro and small businesses. Bank lending • Private • FI	12.2	12.2	0	**12.2**
SME credit line Credit lines to Belrosbank and MinskTransit Bank for on-lending to micro and small businesses. Small business finance • Private • FI	5.4	5.4	0	**5.4**
Priorbank Funding Facility Credit line for on-lending to small and medium-sized businesses. Bank lending • Private • FI	48.0	10.2	0	**10.2**
Regional Trade Facilitation Programme Support for foreign trade through Priorbank and Minsk Transit Bank. Bank lending • Private • FI	16.0	16.0	0	**16.0**

Bosnia and Herzegovina

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Bijeljina waste-water collection system Construction of waste-water collection network to prevent pollution of the aquifer. Municipal infrastructure • State • B/1	7.0	7.0	0	**7.0**
ISO and TRANSCO Supply and installation of electricity transmission system that will facilitiate power trade in the region. Power and energy • State • C/0	20.0	15.9	0	**15.9**
Primary road network upgrade Upgrade and reconstruction of sections of the primary road network. Transport • State • B/1	75.0	75.0	0	**75.0**
Raiffeisen Bank Loan for on-lending to the SME and retail sectors. Bank lending • Private • FI	10.0	10.0	0	**10.0**
Uniqa Osiguranje Acquisition of a 20 per cent equity stake in Uniqa Osiguranje Bosnia. Non-bank financial institutions • Private • FI	1.6	0	1.6	**1.6**
UPI Banka Equity investment to support an increase in commercial lending activities, expansion of branches and IT system development. Bank equity • Private • FI	0.9	0.9	0	**0.9**
Western Balkans Local Enterprise Facility				
Suica Terni Construction of a greenfield plant for the production of wood pellets. Manufacturing • Private • C/0	1.1	1.1	0	**1.1**
VF Komerc Long-term loan to finance real estate operations. Agribusiness • Private • IEE	4.0	4.0	0	**4.0**
Western Balkans SME Framework				
Raiffeisen Leasing Credit line for on-lending to small and medium-sized businesses. Non-bank financial institutions • Private • FI	5.0	5.0	0	**5.0**
Western Balkans MSME Framework Credit line to Mi-Bospo, Prizma, Partner and Sunrise for on-lending to micro and small businesses. Small business finance • Private • FI	20.9	17.0	0	**17.0**
Regional Trade Facilitation Programme Support for foreign trade through Raiffeisen Bank and UPI Banka. Bank lending • Private • FI	3.0	3.0	0	**3.0**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)

Bulgaria

Bulgarian ESCO Fund (BEF)	7.0	7.0	0	**7.0**
Loan to facilitate energy efficiency improvements. Manufacturing • Private • C/0				
Energy Efficiency and Renewable Energy Credit Line *Piraeus Bank*	5.0	5.0	0	**5.0**
Credit line for residential energy efficiency improvements. Bank lending • Private • FI				
Unionbank	5.0	5.0	0	**5.0**
Credit line to Unionbank for on-lending to improve energy efficiency. Bank lending • Private • FI				
EU/EBRD SME Finance Facility *Piraeus Bank*	15.0	5.0	0	**5.0**
Credit line for on-lending to small and medium-sized businesses. Bank lending • Private • FI				
SME credit line	10.0	10.0	0	**10.0**
Credit line to Piraeus Leasing Bulgaria and Raiffeisen Leasing for on-lending to small and medium-sized businesses. Non-bank financial institutions • Private • FI				
EU/EBRD Rural Finance Facility *Raiffeisen Bank*	10.0	5.0	0	**5.0**
Credit line for on-lending to rural customers. Bank lending • Private • FI				
EU/EBRD Municipal Finance Facility *Piraeus Bank*	5.0	2.5	0	**2.5**
Credit line under the municipal finance facility. Bank lending • Private • FI				
EU Energy Efficiency Framework *Unicredit Bulbank*	15.0	15.0	0	**15.0**
Loan for on-lending to improve energy efficiency. Bank lending • Private • FI				
United Bulgarian Bank	5.0	5.0	0	**5.0**
Loan for on-lending to improve energy efficiency. Bank lending • Private • FI				
Plovdiv water	11.4	11.4	0	**11.4**
Investment to improve water and waste-water facilities in Plovdiv. Municipal infrastructure • State • B/1				
Project Toronto	8.1	0	8.1	**8.1**
Equity investment in Svilosa pulp mill. Manufacturing • Private • C/1				
Stara Zagora Water	10.9	9.0	0	**9.0**
Investment to upgrade water supply infrastructure. Municipal infrastructure • State • B/1				
Telelink	0.1	0	0.1	**0.1**
Financing geographic expansion of an information technology and telecommunications service. Telecommunications • Private • C/1				
Unionbank	0.8	0	0.8	**0.8**
Acquisition of a 15 per cent equity stake in Unionbank. Bank equity • Private • FI				
US/EBRD SME Finance Facility *ProCredit Bank Bulgaria*	1.0	0	1.0	**1.0**
Equity investment in ProCredit Bank Bulgaria and financing for micro and small enterprises. Small business finance • Private • FI				
Vez Svoghe	80.8	34.0	0	**34.0**
Financing the construction of nine small hydro power plants. Power and energy • Private • A/0				
Wienerberger Bulgaria	9.0	6.8	0	**6.8**
Expansion and modernisation of a brick-making plant. Manufacturing • Private • A/0				

Croatia

EU/EBRD SME Finance Facility *Erste Leasing Croatia*	10.0	10.0	0	**10.0**
Credit line for on-lending to small and medium-sized businesses. Non-bank financial institutions • Private • FI				
Raiffeisen Bank	10.0	10.0	0	**10.0**
Credit line for on-lending to small and medium-sized businesses. Bank lending • Private • B/0				
Getro	28.8	28.8	0	**28.8**
Syndicated loan to finance Getro's expansion in Croatia. Agribusiness • Private • B/1				
Ploče port	78.2	11.2	0	**11.2**
Finance for civil works and supply of heavy lift cranes for work to Ploče port's new bulk terminal. Transport • State • A/1				
Zagreb water	60.0	30.0	0	**30.0**
Upgrade and expansion of water and waste-water infrastructure. Municipal infrastructure • State • B/1				

FYR Macedonia

Western Balkans Local Enterprise Facility *Vitaminka Prilep*	4.0	3.2	0	**3.2**
Loan to finance the purchase of packaging and production lines. Agribusiness • Private • C/0				
Vitalia	1.0	0	0.7	**0.7**
Loan to help Vitalia further expand on the Macedonian as well as new, regional markets, develop new branded products and strengthen its direct distribution network. Agribusiness • Private • IEE				
Western Balkans MSME Framework *Moznosti*	3.0	3.0	0	**3.0**
Local currency guarantee facility. Small business finance • Private • FI				
Regional Trade Facilitation Programme	3.5	3.5	0	**3.5**
Support for foreign trade through Komercijalna Banka and Tutunska Bank. Bank lending • Private • FI				

Georgia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Bank Republic (Equity) Equity investment to support growth in the sixth largest Georgian bank. Bank equity • Private • FI	0.7	0	0.7	**0.7**
Bank Republic (Mortgage) Loan for on-lending to individuals as mortgage finance. Bank lending • Private • FI	2.7	2.7	0	**2.7**
Caucasus Energy Efficiency Programme Credit line to Cartu Bank and TBC Bank for on-lending to energy efficiency projects. Bank lending • Private • FI	6.8	6.8	0	**6.8**
Direct Investment Facility *Alfapet* Investment in a plastics producer. Manufacturing • Private	0.1	0	0.1	**0.1**
Georgian Financial Sector Framework *Basis Bank* Loan for on-lending to micro, small and medium-sized enterprises. Bank lending • Private • FI	4.0	2.0	0	**2.0**
Bank Republic Loan for on-lending to micro and small enterprises. Small business finance • Private • FI	8.1	8.1	0	**8.1**
Cartu Bank Loan for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	5.0	2.0	0	**2.0**
TBC Bank Loan for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	8.0	4.0	0	**4.0**
Georgian Property Debt Framework *Green Building* Conversion of an historic building in Tbilisi for office use. Property and tourism • Private • B/1	3.8	2.3	0	**2.3**
Tbilisi Central Train Station Loan to finance the refurbishment of Tbilisi's central train station. Property and tourism • Private • B/1	5.8	5.8	0	**5.8**
Georgian Property Fund Equity investment in Georgian real estate investment vehicle. Property and tourism • Private • FI	98.6	0	10.8	**10.8**
Medium-sized Loan Co-financing Facility *Bank Republic* Loans for on-lending to Begi flour mill. Agribusiness • Private	4.6	4.6	0	**4.6**
Bank Republic Construction of a new private hospital for MediClub Georgia. Property and tourism • Private	1.7	1.7	0	**1.7**
TBC Bank Loans for on-lending to Tsiskvilkombinati flour mill. Agribusiness • Private	5.1	5.1	0	**5.1**
TBC Bank Loan to Embawood to set up a furniture manufacturing facility. Manufacturing • Private	0.7	0.7	0	**0.7**
TBC Bank Finance for new can filling line and working capital expansion at a Coca Cola plant. Agribusiness • Private	4.1	4.1	0	**4.1**
TBC Bank Loan to Wissol to expand its network of petrol stations. Natural resources • Private	4.0	4.0	0	**4.0**
TBC Bank Loan to assist in the expansion of Goodwill hypermarket network. Agribusiness • Private	5.0	5.0	0	**5.0**
ProCredit Bank Georgia Syndicated loan to ProCredit Georgia for on-lending to micro and small-sized enterprises. Small business finance • Private • FI	10.2	5.4	0	**5.4**
Regional Trade Facilitation Programme Support for foreign trade through Bank of Georgia, Cartu Bank and TBC Bank. Bank lending • Private • FI	50.0	50.0	0	**50.0**

Hungary

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD Rural Finance Facility *SG Equipment Finance Hungary* Funding for leases to farms and small enterprises for up to €250,000 in rural areas of Hungary. Non-bank financial institutions • Private • FI	5.0	5.0	0	**5.0**
HospInvest Capital increase in Hungary's first hospital management company. Manufacturing • Private • C/1	4.0	0	4.0	**4.0**
Winterthur Multi-project Facility *Biztosito* Fourth capital increase in Winterthur's Hungarian insurance company. Non-bank financial institutions • Private • FI	3.4	0	3.4	**3.4**
Penztarszolgaltato Third capital increase for life insurance company. Non-bank financial institutions • Private • FI	0.8	0	0.8	**0.8**

Kazakhstan

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Accumulation Pension Fund (GNPF) Acquistion of a 20 per cent equity state in pension fund before privatisation. Non-bank financial institutions • State • FI	1.4	0	1.4	**1.4**
Bank Caspian Loan for on-lending to micro, small and medium-sized enterprises. Bank lending • Private • FI	40.1	40.1	0	**40.1**
Bank Center Credit Credit line for on-lending as residential mortgages. Bank lending • Private • FI	2.7	2.7	0	**2.7**
Bautino Atash Marine and Supply Base Loan and equity investment to assist in construction of a supply base catering for offshore oilfield operators. Natural resources • Private • A/0	9.5	2.7	6.8	**9.5**
Derbes Brewery Loan to improve production, marketing and distribution activities. Agribusiness • Private • C/1	45.0	17.6	0	**17.6**
Efes Kazakhstan Local currency loan to finance expansion. Agribusiness • Private • B/1	29.3	29.3	0	**29.3**

Karcement 14.9 14.9 0 **14.9**
Expansion and modernisation of Karaganda cement plant.
Manufacturing • Private • B/1

KazInvestBank 15.0 0 15.0 **15.0**
Support for regional expansion and development of retail and SME lending activities.
Bank equity • Private • FI

Kazakhstan Kagazy 47.0 26.8 0 **26.8**
Loans to complete the restructuring and expansion of a paper business.
Manufacturing • Private • B/1

Kazkommertsbank 203.9 70.0 0 **70.0**
Syndicated loan to diversify lending activities into mortgage financing.
Bank lending • Private • FI

Kazakhstan Small Business Programme II
KazMicroFinance 2.0 1.0 0 **1.0**
Local currency loan for on-lending to small businesses.
Small business finance • Private • FI

K Mobile 10.2 10.2 0 **10.2**
Loan to finance network expansion.
Telecommunications • Private • C/1

Mittal Steel Temirtau 68.0 68.0 0 **68.0**
Loan for improvements to health and safety.
Manufacturing • Private • B/1

Pavlodar Energo 20.4 20.4 0 **20.4**
Loan to finance refurbishment of energy production facilities in northern Kazakhstan.
Power and energy • Private • B/1

Soufflet Multi-project Facility
Kazakhstan ACL 2007 5.5 5.5 0 **5.5**
Financing of barley for malt production.
Agribusiness • Private • C/0

Regional Trade Facilitation Programme 123.0 123.0 0 **123.0**
Support for foreign trade through Alliance Bank, Bank Caspian, Bank Center Credit, KazInvestBank and Kazkommertsbank.
Bank lending • Private • FI

Kyrgyz Republic

Direct Lending Facility
Orion Hotels 1.4 1.4 0 **1.4**
Financing construction of an office complex in central Bishkek.
Property and tourism • Private

ETC Non-Bank Microfinance Institution Framework II
Bai Tushum 1.4 1.4 0 **1.4**
Guarantee facility.
Small business finance • Private • FI

Frontiers 0.7 0.7 0 **0.7**
Loan to support micro enterprises in Kyrgyz Republic.
Small business finance • Private • FI

Kompanion 0.7 0.7 0 **0.7**
Credit line for on-lending to micro, small and medium-sized businesses.
Small business finance • Private • FI

Kyrgyz Financial Sector Framework
Kyrgyz Investment and Credit Bank 1.4 1.4 0 **1.4**
Loan to KICB for on-lending to residential mortgage customers.
Bank lending • Private • FI

Kyrgyz Investment and Credit Bank 2.0 2.0 0 **2.0**
Loan to KICB to encourage tourism opportunities for small businesses.
Bank lending • Private • FI

Kyrgyz Investment and Credit Bank 0.2 0 0.2 **0.2**
Loan to KICB for on-lending to small businesses.
Bank equity • Private • FI

Kyrgyz MSE Financing Facility II
Kazkommertsbank 3.0 1.4 0 **1.4**
Loan for on-lending to micro, small and medium-sized enterprises.
Small business finance • Private • FI

Medium-sized Loan Co-financing Facility
Kyrgyz Investment and Credit Bank 1.4 0.7 0 **0.7**
Financing the expansion of the Silk Road lodge hotel.
Property and tourism • Private

Regional Trade Facilitation Programme 1.3 1.3 0 **1.3**
Support for foreign trade through Ineximbank and Kyrgyz Investment and Credit Bank.
Bank lending • Private • FI

Latvia

Riga Water Company 0.4 0.4 0 **0.4**
Loan to Riga water company for a leakage reduction programme.
Municipal infrastructure • State • B/0

Lithuania

E-Energia 15.0 7.5 0 **7.5**
Expansion of district heating activities in Lithuania.
Municipal infrastructure • Private • B/0

Siauliu Bankas 4.3 0 4.3 **4.3**
Equity investment in SME-focused local bank.
Bank equity • Private • FI

Moldova

Banca Sociala 5.0 5.0 0 **5.0**
Second credit line for on-lending to SMEs.
Bank lending • Private • FI

ETC Non-Bank Microfinance Institution Framework II
Microinvest 0.7 0.7 0 **0.7**
Credit line for on-lending to micro and small businesses.
Small business finance • Private • FI

Moldova Microlending Framework
Banca Sociala 2.0 2.0 0 **2.0**
Credit line for on-lending to micro and small businesses.
Small business finance • Private • FI

Mobiasbanca 0.7 0.7 0 **0.7**
Credit line for on-lending to micro and small businesses.
Small business finance • Private • FI

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Moldova road upgrading Loan to finance improvements to the road network and institutional strengthening. Transport • State • B/1	90.0	12.5	0	**12.5**
SUN Communications Equity investment and loan to support expansion. Telecommunications • Private • C/0	10.6	3.6	1.9	**5.5**
Regional Trade Facilitation Programme Support for foreign trade through Banca Sociala and Mobiasbanca. Bank lending • Private • FI	6.7	6.7	0	**6.7**

Mongolia

Direct Investment Facility *Australian Independent Diamond Drilling* Financing the purchase of two new drilling rigs. Natural resources • Private	4.0	0	4.0	**4.0**
Minii Delgur Development of leading retailer in Ulaanbaatar through expansion of shop network. Agribusiness • Private	6.0	0	6.0	**6.0**
Direct Loan Facility *Vitafit* Financing for a new production line for a juice producer. Agribusiness • Private	1.5	1.5	0	**1.5**
Mongolian Financial Sector Framework *Xac Bank* Equity investment to encourage lending to small and medium-sized enterprises. Small business finance • Private • FI	1.6	0	1.6	**1.6**
Khan Bank Credit line for on-lending to micro, small and medium-sized businesses. Small business finance • Private • FI	6.8	6.8	0	**6.8**
MAK Loan to mining company. Natural resources • Private • B/1	14.0	14.0	0	**14.0**

Montenegro

Montenegro rail infrastructure Support for the upgrading of railway infrastructure. Transport • State • B/1	30.0	6.0	0	**6.0**
Montenegro regional water supply Construction of a regional water supply network. Municipal infrastructure • State • B/1	22.0	8.0	0	**8.0**
NLB Montenegrobanka Capital increase to support further growth. Bank equity • Private • FI	0.4	0.4	0	**0.4**
Western Balkans MSME Framework *Alter Modus III* Further loan to Alter Modus for on-lending to micro, small and medium-sized enterprises. Small business finance • Private • FI	1.5	1.5	0	**1.5**

Poland

Avallon Investment in a private equity firm. Equity funds • Private • FI	12.0	0	12.0	**12.0**
Celsa Huta Ostrowiec II Loan for expansion and modernisation of a steel mill. Manufacturing • Private • B/1	157.9	78.0	0	**78.0**
Hotel Atrium Standby facility for Polish hotel. Property and tourism • Private • B/0	10.0	10.0	0	**10.0**

Romania

Banca Transilvania Equity investment in Romanian bank. Bank equity • Private • FI	6.0	0	6.0	**6.0**
E.ON Energie Romania Equity participation in a power distribution project. Power and energy • Private • C/1	11.0	0	11.0	**11.0**
E.ON Gaz Romania Holding Equity participation in a gas and electricity distribution companies. Power and energy • Private • C/1	33.0	0	33.0	**33.0**
EU/EBRD Rural Finance Facility *Banca Transilvania* Funds for long-term lending to rural customers. Bank lending • Private • B/1	10.0	3.0	0	**3.0**
Casa de Economii si Consemnatiuni Funds for on-lending to rural small businesses. Bank lending • Private • FI	10.0	10.0	0	**10.0**
Bank Leumi Romania Credit line for on-lending to small and medium-sized businesses. Bank lending • Private • FI	10.0	3.0	0	**3.0**
Global Trade Centre (Regional retail centres) Loan for the acquisition, development and management of commercial centres. Property and tourism • Private • B/1	96.0	16.3	0	**16.3**
Iasi Public Transport Finance for the renovation of tram and other public transport infrastructure in Iasi. Municipal infrastructure • State • B/1	20.0	10.0	0	**10.0**
Kaufland Romania Financing for Kaufland's expansion programme in Romania. Agribusiness • Private • B/1	306.0	100.0	0	**100.0**
Oradea water and waste water Renovation of water and waste-water facilities. Municipal infrastructure • State • B/0	48.8	4.0	0	**4.0**
Posta Romana Finance for modernisation of postal facilities including a new automated sorting centre. Telecommunications • State • B/1	60.0	30.0	0	**30.0**
Romania Micro Credit Framework *Banca Transilvania* Funds for on-lending to micro and small businesses. Small business finance • Private • FI	15.0	4.0	0	**4.0**

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Express Finance Loan for on-lending to small and medium-sized enterprises. Small business finance • Private • FI	1.9	0.8	0	**0.8**
Opportunity Microcredit Romania Credit line for on-lending to small and medium-sized businesses. Small business finance • Private • FI	1.0	1.0	0	**1.0**
RZB leasing Credit to improve leasing facilities for SMEs. Non-bank financial institutions • Private • FI	15.0	8.0	0	**8.0**
Soufflet Multi-project Facility *Malt Romania* Funds for construction of a malt house. Agribusiness • Private • C/0	58.7	20.0	0	**20.0**
Timisoara Aquatim Financing for renovation of water and waste-water infrastructure. Municipal infrastructure • State • B/0	50.6	6.5	0	**6.5**
Transgaz Carbon Credit Finance for an energy efficiency and environmental management project. Natural resources • State • C/1	0.8	0	0.8	**0.8**
Regional Trade Facilitation Programme Support for foreign trade through Compania de Factoring. Bank lending • Private • FI	4.6	4.6	0	**4.6**

Russia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
AHML Residential Investment in the first public issue of residential mortgage-backed securities in Russia. Non-bank financial institutions • Private • FI	7.3	7.3	0	**7.3**
AR Carton Modernisation of carton packaging firm. Manufacturing • Private • B/1	18.0	9.0	0.0	**9.0**
Bank Kazansky Loan for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	7.0	3.6	0	**3.6**
Bank Kedr Loan for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	11.0	5.6	0	**5.6**
ChTPZ Group Modernisation Loan to refinance existing loans and to fund the construction of a finishing centre at Pervoural. Manufacturing • Private • B/1	135.0	40.0	0	**40.0**
ChTPZ Steel Loan to construct a steel plant to produce components for pipes. Manufacturing • Private • A/1	450.5	76.9	0	**76.9**
Center Invest Bank Credit line to finance mortgages, energy efficiency loans and small and medium-sized business loans. Bank lending • Private • FI	27.8	13.9	0	**13.9**
Daido Metal Russia Loan to help finance the purchase of an existing auto parts manufacturer in Nizhny Novgorod. Manufacturing • Private • B/1	13.8	3.6	0	**3.6**
DeltaCredit Bank Securitisation of residential mortgages. Non-bank financial institutions • Private • FI	6.8	6.8	0	**6.8**
Element Leasing Loan to help develop leasing to small and medium-sized enterprises. Non-bank financial institutions • Private • FI	6.8	6.8	0	**6.8**
Enforta Loan and equity investment to enable provision of broadband services to Russian regions. Telecommunications • Private • C/1	7.8	3.4	4.4	**7.8**
Guardian Russia Loan to finance greenfield construction of a glass production plant in Ryazan. Manufacturing • Private • B/1	172.3	59.7	0	**59.7**
ING Life Insurance Russia Equity investment in ING life insurance Russia. Non-bank financial institutions • Private • FI	3.0	0	0.8	**0.8**
Inpromleasing Leasing of rolling stock to private rail operators. Transport • Private • FI	106.8	38.5	0	**38.5**
Independent Leasing Long-term loan to help develop the Russian leasing sector. Non-bank financial institutions • Private • FI	17.3	17.3	0	**17.3**
KMB Bank Investment to allow the bank to meet continuously high demand from small and medium-sized enterprises. Small business finance • Private • FI	9.0	9.0	0	**9.0**
Kazan water and waste water Loan to Kazan city for upgrading of water and waste-water facilities. Municipal infrastructure • State • B/1	12.9	9.7	0	**9.7**
Lenta Hypermarkets III Equity investment to promote further expansion of the hypermarket chain. Agribusiness • Private • C/1	93.0	0	93.0	**93.0**
MDM Bank Loan to help expand retail activities, extend longer-term funding and increase small business lending. Bank lending • Private • FI	203.8	70.0	0	**70.0**
NBD Bank Credit line for on-lending to small and medium-sized businesses. Bank lending • Private • FI	13.6	3.4	0	**3.4**
Norum Russia III Fund Equity fund investing in private companies operating in Russia and the CIS. Equity funds • Private • FI	56.0	0	50.0	**50.0**
OAO Autocrane Loan to enable company to improve corporate governance and business practices. Manufacturing • Private • B/1	27.1	13.6	0	**13.6**
OAO Severstal Loan for energy efficiency improvements. Manufacturing • Private • B/1	300.0	150.0	0	**150.0**
Orgresbank Equity investment to help regional expansion and development of small and medium-sized enterprise lending. Bank equity • Private • FI	32.8	0	32.8	**32.8**

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Primsotsbank Support for a bank based in Russia's Far East, enabling it to expand and develop its small business lending programme. Bank equity • Private • FI	8.4	0	4.2	**4.2**
Private Equity Fund Co-Investment Facility *Hansastroi* Equity investment in a real estate company in St Petersburg. Manufacturing • Private • C/1	45.2	0	5.0	**5.0**
Project Rust/Vyso Equity investment to support the launch of new corrosion protection services for oil and gas platforms. Manufacturing • Private • B/1	8.0	0	3.4	**3.4**
Project Volga Support for construction of a manufacturing facility to make the influenza vaccine. Manufacturing • Private • B/0	10.0	10.0	0	**10.0**
Promsvyazbank Syndicated loan to help one of Russia's largest private banks to expand its retail activities, extend longer-term funding and increase small business lending. Bank lending • Private • FI	204.0	57.8	0	**57.8**
Regional Venture Funds Equity investments in medium-sized enterprises in north-west and west Russia. Equity funds • Private • FI	1.4	0	1.4	**1.4**
Renaissance Insurance Equity participation to help develop Russia's financial markets and broaden the range of services available to the public. Non-bank financial institutions • Private • FI	3.3	0	3.3	**3.3**
RESO Insurance Equity investment to support the group's expansion of its core insurance activities and to help with the continued growth of its operations across Russia. Non-bank financial institutions • Private • FI	111.7	0	111.7	**111.7**
Rosmorport Finance for upgrading of the auxiliary fleet and to enable the port to adjust to new fee structures. Transport • State • C/1	65.0	54.3	0	**54.3**
Russian Regional Jet Finance for the purchase of equipment and to support the upgrade of production facilities, as well as the production and sale of aircraft. Transport • Private • B/1	1,348.0	100.0	0	**100.0**
Russia Small Business Fund Credit line to Absolut Bank, Center-Invest Bank, Chelindbank, Locko Bank, NBD Bank, Probusiness Bank, RosevroBank, Spurt Bank, Transcapital Bank, Uraltransbank and Vostochny Express Bank for on-lending to small and medium-sized businesses. Small business finance • Private • FI	83.0	47.0	0	**47.0**
SKB Bank Loan to finance development and expansion Bank lending • Private • FI	16.7	16.7	0	**16.7**
SKB Bank (Equity) Equity investment to support the expansion of operations with private sector small and medium-sized enterprises and retail customers in the Urals region. Bank equity • Private • FI	25.9	0	25.9	**25.9**
Saratov shopping centre Finance for the development, construction and start-up costs of Saratov Shopping Centre. Property and tourism • Private • B/1	54.2	17.7	0	**17.7**
Sky Express Investment in new low-cost airline. Transport • Private • C/1	5.4	5.4	0	**5.4**
Soufflet Multi-project Facility *Agro Rus ACL 2007* Local currency working capital financing of barley for malt production. Agribusiness • Private • C/0	5.5	5.5	0	**5.5**
Spurt Bank Equity investment to help strengthen Spurt Bank's capital, bolster its position in its home market as well as finance its strategy of regional expansion. Bank equity • Private • FI	14.1	0.0	14.1	**14.1**
SREI Leasing Financing to help the company to increase its leasing portfolio and reach more local small and medium-sized companies in Russia. Non-bank financial institutions • Private • FI	11.0	5.0	1.4	**6.4**
Stora Enso Multi-project Facility Greenfield construction of packaging plant in Balbanovo. Manufacturing • Private • B/(MPF)	23.1	5.8	0	**5.8**
Subordinated Loan Framework for Russian Mid-sized Banks *Locko Bank* Loan to finance development and expansion. Bank lending • Private • FI	13.6	13.6	0	**13.6**
Sumitomo Leasing Finance for leasing of bulldozers to ZAO Chernigovets. Manufacturing • Private • FI	0.1	0.1	0	**0.1**
Surgut housing Loan to fund urban renewal and lay the foundations for major transformation of the housing stock in Siberian city of Surgut. Municipal infrastructure • State • B/1	37.3	19.5	0	**19.5**
TGK-9 Support for the enhancement of energy efficiency in generation, upgrade of infrastructure and industrial growth. Power and energy • Private • C/1	139.1	0	139.1	**139.1**
Taganrog Teploenergo Equity participation to support the upgrade of district heating infrastructure and increase energy efficiency. Municipal infrastructure • Private • B/1	3.7	0	3.7	**3.7**
TransContainer Equity stake in Russia's largest rail container operator. Transport • State • C/1	134.0	0	134.0	**134.0**
Ufa glass packaging plant Loan to finance construction of a bottling plant near Ufa. Agribusiness • Private • B/1	10.0	10.0	0	**10.0**
Ufa waste water Loan to finance priority capital investments to improve the water and waste-water infrastructure and services, thus decreasing the level of pollution reaching the Volga River and the Caspian Sea. Municipal infrastructure • State • B/1	18.5	13.9	0	**13.9**

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Viatra II Support for restructuring and consolidation of the outdoor advertising sector and expansion of the overall advertising industry in Russia. Telecommunications • Private • C/1	5.1	0	5.1	**5.1**
Vostochny Express Credit line for mortgage lending in Russia's Far East. Bank lending • Private • FI	11.0	5.6	0	**5.6**
Volkswagen Rus Loan to Volkswagen Rus for construction of an auto production plant near Kaluga. Manufacturing • Private • B/1	727.6	145.5	0	**145.5**
VTB Venture Capital fund Equity investment to stimulate the commercial development of advanced and innovative technologies. Equity funds • Private • FI	17.0	0	17.0	**17.0**
Wienerberger Russia II Financing the construction of a brick manufacturing plant near Kazan. Manufacturing • Private • FI	4.0	4.0	0	**4.0**
Regional Trade Facilitation Programme Support for foreign trade through Absolut Bank, Bank Kazansky, Center-Invest Bank, Chelindbank, Credit Bank of Moscow, Locko Bank, MDM Bank, NBD Bank, Probusiness Bank, Promsvyazbank, Rosbank, Transcapital Bank, URSA Bank and Uraltransbank. Bank lending • Private • FI	227.0	227.0	0	**227.0**

Serbia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Belgrade Highway and Bypass Project Loan to upgrade infrastructure and reduce traffic flow problems. Transport • State • A/1	285.6	80.0	0	**80.0**
Global Trade Centre (Office) Development of office buildings for local and international tenants. Property and tourism • Private • B/1	30.7	10.7	0	**10.7**
HVB Group Debt Facility Framework *BACA – UniCredit Bank Serbia Mortgage Loan III* Support for mortgage lending in Serbia. Bank lending • Private • FI	5.0	5.0	0	**5.0**
Nectar Support for the expansion of the company's distribution network. Agribusiness • Private • C/1	10.0	10.0	0	**10.0**
Project Cable Europa Equity investment in telecommunications firm. Telecommunications • Private • C/1	9.6	0	9.6	**9.6**
Privredna Banka Beograd Loan to support mortgage lending in Serbia. Bank lending • Private • FI	10.0	5.0	0	**5.0**
ProCredit Bank Serbia Credit line for on-lending to small and medium-sized businesses. Small business finance • Private • FI	1.8	0	1.8	**1.8**
Srpske Kablovske Mreze (SBB) Equity funding for telecoms operator to enable expansion of its network and introduction of new services such as broadband. Telecommunications • Private • C/1	3.5	3.5	0	**3.5**
Victoria Group (Sojaprotein) Loan for the purchase of agricultural commodities and energy efficiency improvements. Agribusiness • Private • C/1	45.0	45.0	0	**45.0**
Western Balkans SME Framework *Metals Banka* Loan for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	3.5	3.5	0	**3.5**
Raiffeisen Leasing Loan to increase leasing opportunities for small and medium-sized companies. Non-bank financial institutions • Private • FI	5.0	5.0	0	**5.0**
Western Balkans Local Enterprise Facility *Pestova* Equity stake to support expansion of a potato producer and processor. Agribusiness • Private • C/0	1.9	0	1.3	**1.3**
Western Balkans MSME Framework *Kosovo Enterprise Programme* Loans for on-lending to micro, small and medium-sized enterprises. Small business finance • Private • FI	3.0	3.0	0	**3.0**
Regional Trade Facilitation Programme Support for foreign trade through Cacanska Banka, Metals Banka, Privredna Banka and Raiffeisen Bank. Bank lending • Private • FI	0.9	0.9	0	**0.9**

Slovak Republic

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Slovak Energy Efficiency Financing Framework Credit line to Dexia Banka, Slovenska Sporitelna, Tatra Bank and Vseobecna Uverova Banka for on-lending for energy efficiency and renewable energy investments. Bank lending • Private • FI	60.0	60.0	0	**60.0**

Slovenia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Nova Ljubljanska Banka Investment as part of the bank's privatisation, enabling it to expand its regional coverage. Bank equity • Private • FI	5.0	5.0	0	**5.0**
Prva Group Funds for the establishment and expansion of Prva's pension fund and asset management subsidiaries in south-eastern Europe and later in the CIS. Non-bank financial institutions • Private • FI	8.0	0	8.0	**8.0**

Tajikistan

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Direct Lending Facility *Geha Tomato Paste Factory* Working capital loan to allow purchase of tomatoes from local farmers. Agribusiness • Private • C/0	8.0	0.7	0	**0.7**
LAL Financing for the upgrading and expansion of container glass production. Agribusiness • Private • IEE	1.4	1.4	0	**1.4**
Komron-Agro-Holding II Finance for the purchase of ice cream making equipment. Agribusiness • Private • A/0	2.0	0.8	0	**0.8**
Road Maintenance Development Finance for essential maintenance work on the Tajik road network. Transport • State • C/1	4.4	2.7	0	**2.7**
Tajik Agricultural Financing Facility Credit line to Agroinvestbank, Eskhata Bank and Tojiksodirot Bank (TSOB) for on-lending to local farmers as seasonal finance. Small business finance • Private • FI	7.3	5.3	0	**5.3**
Tajik MSE Financing Facility II Credit line to Agroinvestbank and First Microfinance Bank Tajikistan for on lending to micro and small businesses. Small business finance • Private • FI	10.0	6.1	0	**6.1**
Regional Trade Facilitation Programme Support for foreign trade through Agroinvestbank, Eskhata Bank, Tajik Sodirot Bank and Tajprombank. Bank lending • Private • FI	8.7	8.7	0	**8.7**

Ukraine

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Agroinvest Loan for the construction of production facilities. Agribusiness • Private • C/1	10.0	10.0	0	**10.0**
Bosch Facility II Loan for the expansion of auto service workshops across Ukraine. Manufacturing • Private • C/0	6.0	5.0	0	**5.0**
Cadogan Petroleum Equity investment to support the exploration and development of deep gas fields. Natural resources • Private • B/1	15.0	0	11.0	**11.0**
Cantik Finance for the development and construction of six retail centres across the country. Property and tourism • Private • B/1	56.3	0	11.3	**11.3**
Cersanit Cypr Loan to finance construction of new sanitary ware and ceramic tile production facilities. Manufacturing • Private • B/1	41.6	13.9	0	**13.9**
Cersanit Invest Loan to finance construction of new sanitary ware and ceramic tile production facilities. Manufacturing • Private • B/0	99.0	40.4	0	**40.4**
Direct Investment Facility *Ukram Industries* Loan for production and pre-production stage. Manufacturing • Private	2.1	2.1	0	**2.1**
Euroventures Ukraine Provision of equity capital to assist in the expansion of local businesses. Equity funds • Private • FI	0.6	0	0.6	**0.6**
Forum Bank (Mortgage) Loan to support mortgage lending in Ukraine. Bank lending • Private • FI	14.0	6.8	0	**6.8**
Forum Bank (SME) Syndicated loan for on-lending to small and medium-sized enterprises. Bank lending • Private • FI	82.2	8.2	0	**8.2**
Galnaftogaz Finance for the expansion of the company's network of OKKO petrol stations. Natural resources • Private • B/1	135.9	34.0	0	**34.0**
IKEA Ukraine Support for construction of retail units to introduce a new retail structure to the company. Property and tourism • Private • C/1	177.0	10.1	0	**10.1**
ISTIL Loan for working capital and energy efficiency improvements. Manufacturing • Private • B/1	84.9	23.8	0	**23.8**
Illichivsk Commercial Sea Port Finance for the modernisation of the port including berth reconstruction and purchase of new equipment. Transport • State • B/1	39.0	26.0	0	**26.0**
International Mortgage Bank of Ukraine Loan to support the development of mortgage lending in Ukraine. Non-bank financial institutions • Private • FI	13.6	13.6	0	**13.6**
Kreditprom Syndicated Facility II Loan for working capital and energy efficiency improvements. Bank lending • Private • FI	68.0	19.0	0	**19.0**
Kyiv City Transport (Metro) Finance for new rolling stock and spare parts for Kiev Metro system. Municipal infrastructure • State • B/1	44.0	24.0	0	**24.0**
Kyiv City Transport (PasTrans) Loan to the company responsible for bus, tram and trolleybus services in Kiev. Municipal infrastructure • State • B/1	66.0	36.0	0	**36.0**
MegaBank Loan for on-lending to micro, small and medium-sized enterprises. Bank lending • Private • FI	13.6	13.6	0	**13.6**
OISIW Cable Investment in improvements to telecoms and media infrastructure in Ukraine. Telecommunications • Private • C/1	203.2	0	22.1	**22.1**
Rodovid Bank Loan for on-lending to micro, small and medium-sized enterprises. Bank lending • Private • FI	6.8	6.8	0	**6.8**
Prosto Finance Ukraine Loan to enable the company to expand its consumer finance lending. Non-bank financial institutions • Private • FI	20.4	20.4	0	**20.4**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Renaissance Life Ukraine	1.5	0	1.5	**1.5**
Equity investment to support a life insurance company. Non-bank financial institutions • Private • FI				
Shostka/Bel	22.0	0	8.7	**8.7**
Loan for modernisation of production facilities and increasing capacity at a processed cheese manufacturer. Agribusiness • Private • B/1				
Slobozhanska Budivelna Keramika	35.0	2.9	0	**2.9**
Loan for the construction of new brick production facilities and renovation of old ones. Manufacturing • Private • B/1				
Slavutich Expansion II	66.0	30.8	0	**30.8**
Investment to increase production capacity at brewery. Agribusiness • Private • C/1				
Soufflet Multi-project Facility				
Slavuta ACL 2007	11.5	11.5	0	**11.5**
Support for the acquisition and restructuring of Slavuta in order to expand its operations to Ukraine and support local barley farmers. Agribusiness • Private • C/0				
Ukraine ACL 2007	4.9	4.9	0	**4.9**
Loan for malt production. Agribusiness • Private • C/0				
Ukraine Energy Efficiency Programme				
UkrExim Bank	17.0	17.0	0	**17.0**
Credit line for on-lending for energy efficiency and renewable energy investments. Bank lending • Private • FI				
Ukraine Micro-lending Programme II				
Kredobank	7.0	3.4	0	**3.4**
Credit line for on-lending to small and medium-sized businesses. Small business finance • Private • FI				
Ukrzaliznytsia (Ukraine Railways)	27.1	27.1	0	**27.1**
Loan to assist in introducing fast train services country wide, acquiring track maintenance equipment and rebuilding Beskyd Tunnel, a major trans-European bottleneck. Transport • State • B/0				
Yugreftransflot (YTF)	38.7	8.8	0	**8.8**
Finance for the company's fleet expansion programme. Transport • Private • C/1				
Regional Trade Facilitation Programme	47.0	47.0	0	**47.0**
Support for foreign trade through Aval Bank, UkrExim Bank, Forum Bank, OTP Bank, Kreditprombank and Kredobank. Bank lending • Private • FI				

Uzbekistan

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Bursel	1.5	1.5	0	**1.5**
Loan to cotton garment manufacturer. Manufacturing • Private • B/1				
Direct Lending Facility				
Imkon Plus	2.6	1.8	0	**1.8**
Loan to leading ice cream producer for expansion. Agribusiness • Private				
Green World	6.0	1.5	0	**1.5**
Loan to expand production of fruit and vegetable concentrates and purees. Agribusiness • Private				
Malika Hotel Khiva	0.1	0.1	0	**0.1**
Loan for the expansion of hotel facilities via a bed-and-breakfast type hotel in Nukus. Property and tourism • Private				
Mekhnat Pivo II	2.0	2.0	0	**2.0**
Funds for the purchase of a beer bottling line. Agribusiness • Private				
Hamkor Bank	3.4	3.4	0	**3.4**
Loan for on-lending to micro, small and medium-sized enterprises. Bank equity • Private • FI				
Japan-Uzbekistan Small Business Programme				
Hamkor Bank	2.0	2.0	0	**2.0**
Credit line for on-lending to micro and small businesses. Small business finance • Private • FI				
UzDaewoo Bank	0.6	0.6	0	**0.6**
Equity investment in commercial and investment bank. Bank equity • Private • FI				
Regional Trade Facilitation Programme	1.0	1.0	0	**1.0**
Support for foreign trade through Hamkor Bank and UzDaewoo Bank. Bank lending • Private • FI				

Regional

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
AIG New Europe Fund II	10.5	0	10.5	**10.5**
Private equity fund investing in central and eastern Europe. Equity funds • Private • FI				
Accession Mezzanine Capital II	200.0	0	40.0	**40.0**
Private equity fund investing in central European and Balkan countries, possibly moving into Russia and Ukraine. Equity funds • Private • FI				
Baltcap Private Equity Fund	20.0	0	20.0	**20.0**
Private equity fund investing primarily in Estonia, Latvia, and Lithuania. Equity funds • Private • FI				
Baring Vostok Private Equity Fund IV	714.5	0	20.4	**20.4**
Private equity fund investing in middle-market enterprises primarily in Russia, Kazakhstan and Ukraine as well as other CIS and Baltic countries and Mongolia. Equity funds • Private • FI				

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Baring Vostok Private Equity Supplemental Fund Private equity fund investing in Russia, Kazakhstan and Ukraine. Equity funds • Private • FI	306.4	0	34.0	**34.0**
Brasseries International Holdings Reconstruction and development of breweries across the Caucasus. Agribusiness • Private • C/1	0.7	0	0.7	**0.7**
Capital Media Development and restructuring of TV broadcasting group with TV stations in Romania and Ukraine. Telecommunications • Private • C/1	50.0	25.0	0	**25.0**
Centras Private Equity Fund Private equity fund investing in companies operating in or exporting products or services from Kazakhstan, Russia and Central Asia. Equity funds • Private • FI	10.2	0	10.2	**10.2**
Clean Globe International Establishment of crude oil spill response centres in key locations in the Bank's countries of operations and provision of regional training, prevention and remedial services. Natural resources • Private • B/0	107.5	30.5	3.0	**33.5**
E-Energija Equity investment in E-Energija, which provides heat and hot water services to both residential and industrial customers in Lithuania and Latvia and is considering expanding its operations into Ukraine. Municipal infrastructure • Private • B/0	5.0	0	5.0	**5.0**
EPG East Euro Asia Property Fund Equity fund which makes real estate investments in Russia, the CIS countries, and south-eastern Europe. Property and tourism • Private • FI	300.0	0	60.0	**60.0**
EnerCap Private equity fund dedicated to investing in renewable energy and energy efficiency projects in central and south-eastern Europe. Power and energy • Private • FI	100.0	0	25.0	**25.0**
Europolis III Equity investment allowing the creation of a regional portfolio of property assets in Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Montenegro, Russia, Serbia and Ukraine. Property and tourism • Private • C/1	52.5	31.5	21.0	**52.5**
Furshet Loan to help Furshet Group open new stores across Ukraine and expand its operations in Moldova. Agribusiness • Private • C/1	61.2	40.8	0	**40.8**
GS Hotels and Resort Loan and equity investment in leading local hospitality group, based in Dubrovnik. Property and tourism • Private • B/1	208.0	27.5	25.1	**52.6**
Global Finance SEE Fund Regional private equity fund investing in south-eastern Europe. Equity funds • Private • FI	48.0	0	48.0	**48.0**

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Heitman Russia and Ukraine Property Partners Equity investment to develop, reconstruct, acquire, own and manage real estate property in Russia and Ukraine. Property and tourism • Private • FI	101.9	0	30.6	**30.6**
LUKOIL Programme to improve the environmental, health and safety performance of various facilities operated by LUKOIL. Natural resources • Private • C/1	203.9	101.9	0	**101.9**
Marbleton Property Fund Equity funding for office, residential, retail and industrial property development, primarily in Russia and Ukraine. Property and tourism • Private • FI	0.7	0	0.7	**0.7**
Meinl Caucasus and Central Asia Finance for the development of high-quality, international standard retail and mixed-use properties in Caucasus and Central Asia with a particular focus on Georgia, Armenia, and Kazakhstan. Property and tourism • Private • FI	375.0	0	131.3	**131.3**
New Europe Venture Equity Fund (NEVEQ) Private equity fund investing in small and medium-sized technology enterprises primarily located in Bulgaria and Romania. Equity funds • Private • FI	10.0	0	10.0	**10.0**
Private Equity Fund Co-Investment Facility Sub-project "Project Bella" under the private equity co-investment facility. Telecommunications • Private • C/1	487.0	0	10.0	**10.0**
Royalton Partners II Equity financing for local service providers. Equity funds • Private • FI	50.0	0	50.0	**50.0**
Russia Partners III Fund investing in CIS enterprises with significant growth potential. Equity funds • Private • FI	51.0	0	51.0	**51.0**
South-eastern Europe Joint Power Venture Investment in the acquisition or development of energy assets in the South-eastern European Energy Market, covering Albania, Bosnia and Herzegovina, Bulgaria, Croatia, FYR Macedonia, Montenegro, Romania and Serbia. Power and energy • Private • C/0	600.0	0	60.0	**60.0**
Syntaxis Mezzanine Fund Fund with a portfolio of Central European investments, in various sectors. Equity funds • Private • FI	26.0	0	25.0	**25.0**
Troika Dialogue Loan to encourage development of financial intermediation in Russia and the CIS and foster competition on the local capital markets. Non-bank financial institutions • Private • FI	136.0	51.0	0	**51.0**
Véolia Voda Equity investment in Véolia Voda enabling it to expand in central and eastern Europe, Russia and Ukraine. Municipal infrastructure • Private • C/1	105.0	0	105.0	**105.0**

Further information

Web site

The EBRD web site (www.ebrd.com) contains comprehensive information on every aspect of the Bank's activities. It includes a range of publications, policies, country strategies and full contact details for the Bank's local offices.

Guide for readers

Exchange rates
Non-euro currencies have been converted, where appropriate, into euro on the basis of the exchange rates current on 31 December 2007. (Approximate euro exchange rates: £0.73, US$ 1.47, ¥ 164.87.)

Calculation of EBRD commitments
Repeat transactions with the same client for seasonal/short-term facilities, such as commodity financing, are not included in the calculation of EBRD commitments for the year.

Annual Meeting

The EBRD's Annual Meeting consists of a gathering of shareholders (represented by governors) and a business forum, which is open to potential investors in the region. For details, contact the Annual Meetings Management Unit (Tel: +44 20 7338 6625; Fax: +44 20 7338 7320).

The Annual Meeting in 2008 is to be held in Kiev, Ukraine on 18-19 May.

Abbreviations and acronyms

The Bank, EBRD	The European Bank for Reconstruction and Development
BAS	Business Advisory Services
CIS	Commonwealth of Independent States
DIF	Direct Investment Facility
DLF	Direct Lending Facility
EAR	European Agency for Reconstruction
EIA	Environmental impact assessment
EIB	European Investment Bank
ETCs	Early transition countries
EU	European Union
EvD	Evaluation Department
FAO	Food and Agriculture Organization of the United Nations
FYR Macedonia	Former Yugoslav Republic of Macedonia
GDP	Gross domestic product
GEF	Global Environment Facility
IFI	International financial institution
IDSF	International Decommissioning Support Fund
IPO	Initial public offering
IRM	Independent Recourse Mechanism
ISDA	International Swaps and Derivatives Association
LEF	Western Balkans Local Enterprise Facility
LiTS	Life in Transition Survey
LTP	Legal Transition Programme
MCCF	Multilateral Carbon Credit Fund
MDBs	Multilateral development banks
MEI	Municipal and environmental infrastructure
MSEs	Micro and small enterprises
MSMEs	Micro, small and medium-sized enterprises
MOU	Memorandum of Understanding
NDEP	Northern Dimension Environmental Partnership
NIB	Nordic Investment Bank
NGO	Non-governmental organisation
OECD	Organisation for Economic Cooperation and Development
OCE	Office of the Chief Economist
PIP	Public Information Policy
PPC	Project Preparation Committee
PPP	Public-private partnership
PP&R	Procurement Policies and Rules
RSBF	Russia Small Business Fund
SEI	Sustainable Energy Initiative
SECO	Swiss State Secretariat for Economic Affairs
SMEs	Small and medium-sized enterprises
TAM	TurnAround Management
TC	Technical cooperation
TFP	Trade Facilitation Programme
TJ	Terajoules

Photography

Aleksandar Andjić	24, 36 (left), 55 (both)
ArcelorMittal	18
Richard Bate	26 (right)
David Cooper	15 (left)
Bogdan Cristel	56 (left)
Simon Crofts	17
Arnhel de Serra	8 (top right), 9 (top left, top right, bottom left), 28, 34, 37, 40, 42 (left), 56 (right), 58, 71 (right)
EBRD	26 (left), 38 (right), 44 (left), 60 (left), 64, 65 (both), 73 (left)
Mike Ellis	22 (right), 72 (right)
Gainaftogaz	44 (right)
Jack Hill	Cover, 8 (top left, bottom left, bottom right), 9 (bottom right), 16 (both), 20, 31 (both), 46, 49 (both), 50 (both), 52, 66, 69 (right), 72 (left), 73 (right)
Adrian Hillman/istockphoto	13 (right)
Nozim Kalandarov	15 (right)
Ib Katznelson	38 (left), 69 (left)
Yevgeny Kondakov	7, 13 (left)
Gjorgji Licovski	22 (left), 48
Haris Memija	27
David Mdzinarishvili	42 (right)
Nancy Nehring/istockphoto	62
Yuri Nesterov	61
Vladimir Pirogov	36 (right), 60 (right), 71 (left)
TGK	43 (both)
Unibank	32 (both)
Veolia Voda	11
Volkswagen	12 (both)

Production

Jane Ross
Editorial manager

Helen Warren
Editorial coordination
and picture research

Hannah Goodman
Editorial support

Jon Page
Steven Still
Design and print management

Joanna Daniel
Design support

Olga Lioutyi
Translation coordination

Published by the
European Bank for
Reconstruction and Development

Compiled and edited
by the Publishing Unit,
Communications Department.

French, German and Russian
language versions translated
by the Translation Unit.

Designed and produced by
the Design Unit.

Printed in England by Spin Offset
Limited, using environmental waste
and paper recycling programmes.
Spin Offset Limited is
ISO 14001 accredited.

Cover and interior printed on
environmentally responsible paper.
Printed on Consort Royal Silk using
ECF pulp (Elemental Chlorine Free)
from farmed forests.

Cover photograph: Jack Hill.
Central Kiev, Ukraine, host city of
the EBRD's 2008 Annual Meeting.

ref: 7201

United Kingdom

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www.ebrd.com



ANNUAL REPORT 2007
FINANCIAL S

European Bank
for Reconstruction and Development

The EBRD, owned by 61 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in 29 countries from central Europe to central Asia.

The EBRD invests in virtually every kind of enterprise and financial institution, mainly in the form of loans and equity. Investments are designed to advance the transition to market economies and to set the highest standards of corporate governance. We do not finance projects that can be funded on equivalent terms by the private sector. In support of our investment activities, the EBRD conducts policy dialogue with national and local authorities to develop the rule of law and democracy.

Contents

The EBRD's Annual Report 2007 comprises two separate companion volumes: the Review and the Financial Statements (including the financial results commentary).

Both volumes are published in English, French, German and Russian. Copies are available free of charge from the EBRD's Publications Desk:
One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 7553 Fax: +44 20 7338 6102
Email: pubsdesk@ebrd.com

HIGHLIGHTS

Financial results 2003-07

(€ million)	**2007**	2006	2005	2004	2003
Operating income	**1,934**	2,667	1,544	659	538
Expenses, depreciation and amortisation	**(251)**	(225)	(219)	(190)	(198)
Operating profit before provisions	**1,683**	2,442	1,325	469	340
Provisions for impairment of loan investments	**201**	(53)	197	(76)	(7)
Net profit for the year	**1,884**	2,389	1,522	393	333
Reserves and retained earnings	**8,676**	6,974	4,684	1,718	952
Provisions for impairment of loan investments (cumulative)	**124**	341	323	508	465
Total reserves and provisions	**8,800**	7,315	5,007	2,226	1,417

Annual commitments 2003-07

	2007	2006	2005	2004	2003	Cumulative 1991-2007
Number of projects[1]	**353**	301	276	265	222	2,596
consisting of:						
- standalone projects	***187***	*167*	*156*	*141*	*129*	*1,575*
- investments under frameworks	***166***	*134*	*120*	*124*	*93*	*1,021*
EBRD commitments (€ million)[2]	**5,583**	4,936	4,277	4,133	3,721	36,938
Resources mobilised (€ million)[2]	**8,617**	7,645	5,846	8,835	5,456	80,506
Total project value (€ million)[2]	**13,809**	12,014	9,784	12,968	8,946	116,919

[1] An operation that is not linked to a framework and involves only one client is referred to as a standalone project. Operations extended to a number of clients (for example, credit lines to banks) have a framework, which represents the overall amount approved by the Board. Investments under frameworks represent the commitment to individual clients.

[2] The calculation of "Resources mobilised" and "Total project value" has been refined to exclude amounts relating to facilities where the original commitment was made in a previous year to ensure the finance is counted only once; "EBRD commitments" include incremental EBRD finance on existing operations.

FINANCIAL RESULTS

The EBRD recorded a net profit after provisions of €1.9 billion for 2007, compared with €2.4 billion for 2006. The principal factor contributing to this decrease was a significant reduction in realised gains from the sale of share investments, an area that is variable by nature. This was partially offset by increased net interest income on the Bank's paid-in capital and retained earnings and a net credit in relation to provisions for impairment of loan investments following an update of the Bank's provisioning model during the year.

The performance of the Bank's two operating segments, Banking and Treasury, is discussed below.

Banking operations

Annual business volume and portfolio

Annual business volume[1] amounted to €5.6 billion in 2007, comprising 353 projects (2006: €4.9 billion, 301 projects). This is the highest level of annual commitments signed by the EBRD to date and represents an increase of 14 per cent over the level recorded in 2006 in volume terms, and 17 per cent by number of commitments. Responding to the demands of the Bank's countries of operations, the volume of share investments and equity-linked transactions increased sharply by 54.5 per cent to €1.7 billion (2006: €1.1 billion), the highest annual volume to date. The private sector share of business volume was 86 per cent (2006: 80 per cent).

Net cumulative business volume reached €36.9 billion by the end of 2007 (2006: €33.3 billion). Including co-financing, this amounted to a total project value of €117.0 billion (2006: €104.0 billion[2]). The portfolio of the Bank's net outstanding commitments grew from €17.7 billion at the end of 2006 to €19.4 billion at the end of 2007. Reflows were lower than in 2006, particularly in terms of prepayments and divestments. This reflected market conditions, especially in the later half of the year. Lower reflows, combined with the strong annual business volume, resulted in portfolio growth of 10 per cent during 2007 compared with 5 per cent in 2006. With approximately 36 per cent of the portfolio held in US dollars, the portfolio growth rate was reduced by the strengthening of the euro relative to the US dollar by 11 per cent to a year-end rate of €/US$ 1.47.

The number and volume of pipeline projects increased during 2007, with the Board approving 191 projects. These consisted of loans and share investments totalling €5.5 billion, compared with 181 projects totalling €5.1 billion in 2006. The level of Board approvals in 2007 was the highest annual level to date. At the end of 2007, cumulative Board approvals, net of cancellations, totalled €40.8 billion (2006: €37.6 billion).

Gross disbursements[3] totalled €4.1 billion in 2007, up from €3.8 billion in 2006. Operating assets amounted to €15.6 billion (2006: €13.4 billion), comprising €9.0 billion of disbursed outstanding loans (2006: €8.3 billion) and €6.6 billion of disbursed outstanding share investments at fair value (2006: €5.1 billion).

The Bank continued to attract additional co-financing funds, which amounted to €4.2 billion by the end of 2007 (2006: €4.0 billion). The Bank mobilised €3.2 billion from private sector institutions (2006: €2.6 billion), €439 million from official co-financing (2006: €629 million), €506 million from international financial institutions (2006: €788 million) and €51 million from export credit agencies (2006: €38 million). In addition, the Bank's activities continued to be strongly supported by donor funding, including the Special Funds programme and technical and investment cooperation funds.

Financial performance

Banking operations achieved a net profit after the full allocation of expenses, provisions and the return on net paid-in capital of €1.9 billion for 2007, compared with a net profit of €2.3 billion in 2006. The principal factor contributing to this decrease was a significant reduction in realised gains from the sale of share investments at €575 million in 2007, compared with €1.3 billion in 2006. This was partially offset by a net credit in relation to provisions for impairment of loan investments of €201 million (2006: charge of €53 million) following an update to the Bank's provisioning model during the year.

Total provisions for Banking loan operations on an incurred loss basis amounted to €124 million at the end of 2007 (2006: €341 million). Relative to operating assets, this represented 0.25 per cent of sovereign loans (2006: 0.70 per cent) and 1.69 per cent of non-sovereign loans (2006: 5.16 per cent). During 2007 the extent to which the Bank's historic loss experience is reflected within the Risk Capital Model, upon which portfolio provisions are based, has increased given the greater period of loss experience now available. This was the principal factor contributing to the reduction in the loan portfolio provisioning levels during the year.

The contribution from share investments to the Bank's income statement is expected to continue to show significant variability from year to year given its dependence on the timing of share investment exits and the volatility of equity markets. Share investment exits are mainly linked to the completion of the Bank's transition role in the specific operation and the opportunity, in the market or otherwise, to sell its holding. The volatility of the equity markets is expected to result in further variability in the fair value of associate share investments, high-risk equity funds and equity derivatives accounted for in the income statement.

Treasury operations

Portfolio

The value of assets under Treasury management at 31 December 2007 was €14.7 billion (2006: €14.3 billion). This comprised €8.4 billion of debt securities (2006: €8.6 billion), €1.8 billion of collateralised placements (2006: €2.6 billion) and €4.5 billion of placements with credit institutions (2006: €3.1 billion).

At the end of 2007, 3.0 per cent of Treasury assets were managed by a total of eight external asset managers (2006: 3.2 per cent). The externally managed portfolios comprised €14 million (2006: €20 million) in a euro-denominated interest rate trading programme[4] and €432 million (2006: €440 million) in a US dollar-denominated triple-A-rated mortgage-backed securities programme. The funds are managed by independent managers in order to obtain specialised services and investment techniques and to establish third-party performance benchmarks. These independent managers are required to comply with the same investment guidelines that the Bank applies to its internally managed funds.

Financial performance

Treasury operations achieved an operating profit of €66 million in 2007 after the full allocation of expenses and the return on net paid-in capital but before the fair value movement on non-qualifying and ineffective hedges. This compared with an operating profit of €92 million on the same basis for 2006. In 2007 a loss of €72 million was incurred on the fair value movement on non-qualifying and ineffective hedges (2006: €14 million). These losses were sustained as a result of a small number of hedge failures together with higher than normal ineffectiveness in qualifying hedges. This was due to the turbulent market conditions that caused a widening of cross-currency basis spreads in a number of the funding currencies in which the Bank issues bonds. After the €72 million loss for the fair value movement on non-qualifying and ineffective hedges, Treasury operations recorded a net loss for the year of €6 million (2006: net profit of €78 million).

Capital

Paid-in capital totalled €5.2 billion at 31 December 2007 and at 31 December 2006. The number of the EBRD's subscribed shares stood at almost 2 million with a value of €19.8 billion. Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments.

The amount of overdue cash and promissory notes to be deposited totalled €16 million at the end of 2007 (2006: €19 million). A further €5 million of encashments of deposited promissory notes was also overdue (2006: €10 million).

Reserves

The Bank's reserves increased from €7.0 billion at the end of 2006 to €8.7 billion at the end of 2007. This primarily reflected the net profit for the year, partially offset by a net unrealised loss on the Treasury available-for-sale portfolio of €184 million (2006: unrealised gain of €11 million). These losses were incurred predominantly in the second half of the year and reflect the deterioration of asset valuations due to credit concerns in the wake of the subprime mortgage problems in the United States. The deterioration, which represents price markdowns and not realised losses, equates to approximately 2.7 per cent of the average size of the portfolio for the year and is within expectations given market conditions. These price movements reflect generic credit spread movements in the market rather than specific credit events related to Treasury's portfolio.

The Bank's total reserves comprised €3.7 billion of unrealised gains from share investments, equity derivatives and Treasury assets (2006: €3.1 billion), €304 million from the loan loss reserve (2006: €293 million), and €232 million from the special reserve (2006: €215 million), leaving unrestricted general reserves of €4.5 billion (2006: €3.4 billion). The increase in unrestricted general reserves of €1.1 billion in the year mainly reflected the net profit of €1.9 billion, less net unrealised gains on associate share investments and equity derivatives of €773 million. A decision in relation to the allocation of the Bank's net income will be taken by the Governors at the Bank's annual meeting in May 2008.

Expenses

The Bank continues to focus on budgetary discipline, effective cost controls and a proactive cost-recovery programme. The EBRD's general administrative expenses, including depreciation and amortisation, were €251 million (2006: €225 million).

Outlook for 2008

The Bank's results are vulnerable to changes in the economic environment and in the financial markets, with the timing of equity exits and the volatility of local equity markets having a particular influence on the Bank's profits. It is anticipated that the financial markets will continue to show significant volatility throughout 2008. This is expected to cause variability in the Bank's income statement and reserves from movements in the fair value of the Bank's share investments and Treasury portfolio.

[1] The flow of commitments made by the Bank within the year, less cancellations or sales of such commitments within the same year.

[2] Restated to include project finance amounts relating to part-signed or tranched projects previously excluded.

[3] Gross disbursements include only first cycle disbursements for revolving loan facilities.

[4] In the euro programmes, managers are assigned notional amounts for interest rate positioning. At 31 December 2007, the notional value of the programme was €302 million (2006: €355 million).

Corporate governance

The EBRD is committed to the highest standards of corporate governance. Responsibilities and related controls throughout the Bank are properly defined and delineated. Transparency and accountability are integral elements of its corporate governance framework. This structure is further supported by a system of reporting, with information appropriately tailored for, and disseminated to, each level of responsibility within the EBRD to enable the system of checks and balances on the Bank's activities to function effectively.

The EBRD's governing constitution is the Agreement Establishing the Bank ("the Agreement"), which states that the institution will have a Board of Governors, a Board of Directors, a President, Vice Presidents, officers and staff.

All the powers of the EBRD are vested in the Board of Governors, which represents the Bank's 63 shareholders. With the exception of certain reserved powers, the Board of Governors has delegated the exercise of its powers to the Board of Directors, while retaining overall authority.

Board of Directors and Board Committees

Subject to the Board of Governors' overall authority, the Board of Directors is responsible for the direction of the EBRD's general operations and policies. It exercises the powers expressly assigned to it by the Agreement and those powers delegated to it by the Board of Governors.

The Board of Directors has established three Board Committees to assist with its work:

- the Audit Committee;
- the Budget and Administrative Affairs Committee; and
- the Financial and Operations Policies Committee.

The composition of these committees during 2007 is detailed in the Review section of the separate Annual Report.

The President

The President is elected by the Board of Governors and is the legal representative of the EBRD. Under the direction of the Board of Directors, the President conducts the current business of the Bank.

Executive Committee

The Executive Committee is chaired by the President and is composed of the Vice Presidents and other members of the EBRD's senior management.

EBRD Codes of Conduct

At the Annual Meeting in May 2006, the Governors approved new Codes of Conduct for Officials of the Board of Directors and for Bank Personnel and Experts. These Codes represent and articulate clearly the values, duties and obligations, as well as the ethical standards, that the Bank expects of its officials and staff. The Codes incorporate a robust enforcement mechanism and detailed procedures for investigating alleged transgressions of the Codes by Directors, the President and Vice Presidents. The new Codes also affirm the Bank's commitment to protect whistleblowers.

Compliance

The Bank has an independent Office of the Chief Compliance Officer (OCCO), which is headed by a Chief Compliance Officer (CCO) reporting directly to the President, and annually or as necessary to the Audit Committee. The CCO is mandated to promote good governance and ethical behaviour throughout all of the activities of the Bank in accordance with international best practice. The role of the CCO includes dealing with integrity due diligence issues, confidentiality, corporate governance, ethics, conflicts of interest, anti-money-laundering, counter-terrorist financing and the prevention of fraudulent and corrupt practices. The OCCO is responsible for investigating fraud, corruption and misconduct. It also trains and advises, as necessary, the Bank's nominee directors who are appointed to companies in which the Bank holds an equity interest. Financial and integrity due diligence is integrated into the Bank's normal approval of new business and the review of its existing transactions. The Bank publishes the CCO's anti-corruption report on its web site.

Moreover, the CCO has the specific responsibility for coordinating the Bank's Independent Recourse Mechanism that enhances the Bank's accountability by assessing and reviewing complaints about Bank-financed projects. The CCO can be dismissed by the President only in accordance with guidance given by the Board.

Reporting

The EBRD's corporate governance structure is supported by appropriate financial and management reporting. The Bank has a functioning mechanism to be able to certify in the Annual Report: Financial Statements as to the effectiveness of internal controls over external financial reporting, using the COSO internal control framework. This annual certification statement is signed by the President and Vice President, Finance and is subject to a review and an attestation by the Bank's external auditors. In addition, the Bank has a comprehensive system of reporting to the Board of Directors and its committees. This includes reporting of the activities of the Evaluation Department and Internal Audit to the Audit Committee.

External auditors

The external auditors are appointed by the Board, on the recommendation of the President, for a four-year term. No firm of auditors can serve for more than two consecutive four-year terms. The external auditors perform an annual audit to enable them to express an opinion on whether the financial statements present fairly the financial position and the profit of the Bank. They also examine whether the statements have been presented in accordance with International Financial Reporting Standards and the overall principles of the EC Council Directive on Annual Accounts and Consolidated Accounts of Banks and other Financial Institutions. In addition, the external auditors review and offer their opinion on management's assertion as to the effectiveness of internal controls over financial reporting. This opinion is given as a separate report to the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for the Board of Directors, which is reviewed in detail and discussed with the Audit Committee, setting out the external auditors' views and management's responses on the effectiveness and efficiency of internal controls and other matters. The performance and independence of the external auditors is subject to review on an annual basis by the Audit Committee.

There are key provisions in the Bank's policy regarding the independence of the external auditors. The external auditors are prohibited from providing non-audit related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if it is approved by the Audit Committee. However, the external auditors can provide technical cooperation consultancy services relating to client projects.

Compensation policy

The EBRD has designed a market-oriented staff compensation policy, within the constraints of the Bank's status as a multilateral institution, to meet the following objectives:

- to be competitive in order to attract and retain high-calibre employees;
- to take account of differing levels of responsibility;
- to be sufficiently flexible to respond rapidly to the market; and
- to motivate and encourage excellent performance.

To help meet these objectives, the EBRD's shareholders have agreed that the Bank should use market comparators to evaluate its staff compensation and that salary and bonus should be driven by performance.

The bonus programme allocations are structured to recognise individual and team contributions to the EBRD's overall performance. Bonus payments, although an important element of the total staff compensation package, represent a limited percentage of base salaries.

EBRD personnel remuneration

All personnel on fixed-term or regular contracts receive a salary. In addition, professional members of staff are eligible to receive bonus awards depending on individual performance.

All fixed-term and regular employees, as well as the Board of Directors, the President and Vice Presidents, are covered by medical insurance, participate in the Bank's retirement scheme and may be eligible to receive a mortgage subsidy. Professional staff who join Headquarters from outside the United Kingdom may receive allowances to assist with relocation, as well as an accommodation allowance which can be used either to defray the cost of renting or purchasing accommodation. Professional staff hired from abroad, and who are not British citizens, are eligible for an education allowance.

The salaries and emoluments of all personnel are subject to an internal tax, applied at rates that vary according to the individual's salary and personal circumstances. Their salaries and emoluments are exempt from national income tax in the United Kingdom.

President and Vice Presidents

The President is elected by the Board of Governors and typically receives a fixed-term contract of four years. His salary and benefits are approved by the Governors. The President is not eligible for bonus awards.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President and typically have fixed-term contracts of four years. Their salaries and benefits are approved by the Board of Directors. The Vice Presidents are not eligible for bonus awards.

The gross salary, from which internal tax is deducted, for each of these positions is as follows:

	2007 € 000	2006 € 000
President	**428**	422
First Vice President, Banking	**382**	374
Vice President, Finance	**349**	341
Vice President, Risk Management, Human Resources and Nuclear Safety	**349**	341
Vice President, Environment, Procurement and Administration	**319**	312

Board of Directors

Directors are elected by the Board of Governors and typically serve a term of three years. Directors appoint Alternate Directors. The salaries of Directors and Alternate Directors are approved by the Board of Governors. They can participate in the same benefit scheme as staff but are not eligible for bonus awards.

The most recently approved gross salaries, from which internal tax is deducted, for these positions are as follows:

	2007 € 000	2006 € 000
Director	**183**	179
Alternate Director	**152**	148

Senior management

Senior management comprises: members of the Bank's Executive Committee; Business Group Directors; Corporate Directors; the Treasurer; the Director, Risk Management; the Controller; the Director, Human Resources; the Head of Internal Audit and the CCO. This group, excluding the President and Vice Presidents (for whom information is given above), consists of 19 individuals who received gross salaries, from which internal tax is deducted, in the range of €162,000 to €253,000 (2006: €156,000 to €248,000) with an average bonus of 33 per cent in 2007 (2006: 32 per cent).

These financial statements have been approved for issue by the Board of Directors on 5 March 2008.

Income statement

For the year ended 31 December 2007	Note	**Year to 31 December 2007 € million**	Year to 31 December 2006 € million
Interest and similar income			
From loans		**594**	515
From fixed-income debt securities and other interest		**699**	550
Interest expenses and similar charges		**(717)**	(603)
Net interest income	3	**576**	462
Net fee and commission income	4	**14**	15
Dividend income		**87**	87
Net gains from share investments at fair value through profit or loss	5	**1,071**	898
Net gains from available-for-sale share investments	6	**266**	1,195
Net (losses)/gains from available-for-sale Treasury assets	7	**(1)**	16
Net (losses)/gains from dealing activities at fair value through profit or loss	8	**(8)**	7
Foreign exchange movement		**1**	1
Fair value movement on non-qualifying and ineffective hedges	9	**(72)**	(14)
Operating income		**1,934**	2,667
General administrative expenses	10	**(240)**	(212)
Depreciation and amortisation	18, 19	**(11)**	(13)
Operating profit before provisions		**1,683**	2,442
Provisions for impairment of loan investments	11	**201**	(53)
Net profit for the year		**1,884**	2,389

The notes on pages 12 to 56 are an integral part of these financial statements.

Balance sheet

At 31 December 2007	Note	€ million	31 December 2007 € million	€ million	31 December 2006 € million
Assets					
Placements with and advances to credit institutions	12	**4,514**		3,135	
Collateralised placements	13	**1,818**		2,573	
		6,332		5,708	
Debt securities	14				
At fair value through profit or loss		**1,501**		1,764	
Available-for-sale		**6,873**		6,831	
		8,374		8,595	
			14,706		14,303
Other financial assets	15				
Derivative financial instruments		**1,961**		2,130	
Other financial assets		**825**		994	
			2,786		3,124
Loan investments	16				
Loans		**8,985**		8,311	
Less: Provisions for impairment	11	**(124)**		(341)	
			8,861		7,970
Share investments					
Banking portfolio:	17				
Share investments at fair value through profit or loss		**3,469**		2,400	
Available-for-sale share investments		**3,124**		2,653	
		6,593		5,053	
Treasury portfolio:					
Available-for-sale share investments		**47**		–	
			6,640		5,053
Intangible assets	18		**39**		21
Property, technology and office equipment	19		**43**		28
Paid-in capital receivable			**100**		192
Total assets			**33,175**		30,691
Liabilities					
Borrowings	20				
Amounts owed to credit institutions		**1,462**		1,194	
Debts evidenced by certificates	21	**16,209**		15,622	
			17,671		16,816
Other financial liabilities	22				
Derivative financial instruments		**631**		506	
Other financial liabilities		**999**		1,197	
			1,630		1,703
Total liabilities			**19,301**		18,519
Members' equity					
Subscribed capital	23	**19,794**		19,794	
Callable capital	23	**(14,596)**		(14,596)	
Paid-in capital			**5,198**		5,198
Reserves and retained earnings	24		**8,676**		6,974
Total members' equity			**13,874**		12,172
Total liabilities and members' equity			**33,175**		30,691
Memorandum items					
Undrawn commitments	25		**7,117**		6,769

The notes on pages 12 to 56 are an integral part of these financial statements.

Statement of changes in members' equity

For the year ended 31 December 2007	Subscribed capital € million	Callable capital € million	Special reserve € million	Loan loss reserve € million	General reserve other reserves € million	General reserve retained earnings € million	Total reserves and retained earnings € million	Total members' equity € million
At 31 December 2005	19,790	(14,593)	188	292	2,296	1,908	4,684	9,881
Internal tax for the year	–	–	–	–	4	–	4	4
Qualifying fees and commissions	–	–	27	–	–	(27)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	–	(103)	–	(103)	(103)
Capital subscription	4	(3)	–	–	–	–	–	1
Reserves transfer	–	–	–	1	7	(8)	–	–
Net profit for the year	–	–	–	–	–	2,389	2,389	2,389
At 31 December 2006	19,794	(14,596)	215	293	2,204	4,262	6,974	12,172
Internal tax for the year	–	–	–	–	5	–	5	5
Qualifying fees and commissions	–	–	17	–	–	(17)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	–	(187)	–	(187)	(187)
Reserves transfer	–	–	–	11	5	(16)	–	–
Net profit for the year	–	–	–	–	–	1,884	1,884	1,884
At 31 December 2007	**19,794**	**(14,596)**	**232**	**304**	**2,027**	**6,113**	**8,676**	**13,874**

Refer to note 24 "Reserves and retained earnings" on page 51 for a further explanation of the Bank's reserves.

The notes on pages 12 to 56 are an integral part of these financial statements.

Statement of cash flows

For the year ended 31 December 2007	€ million	Year to 31 December 2007 € million	€ million	Year to 31 December 2006 € million
Cash flows from operating activities				
Operating profit for the year[1]	1,884		2,389	
Adjustments for:				
Interest income	(1,293)		(1,065)	
Interest expenses and similar charges	717		603	
Fair value movement on capital receivable and associated hedges	(5)		(4)	
Net deferral of fees and direct costs	44		27	
Internal taxation	5		4	
Realised gains on share investments	(553)		(1,337)	
Unrealised gains on share investments at fair value through profit or loss	(773)		(755)	
Impairment recoveries on available-for-sale share investments	(11)		(1)	
Realised gains on available-for-sale debt securities	(1)		(6)	
Unrealised losses/(gains) on dealing securities	12		(58)	
Impairment charge/(recoveries) on available-for-sale debt securities	2		(10)	
Foreign exchange gains	(1)		(1)	
Depreciation and amortisation	11		13	
Gross provisions (release)/charge for loan losses	(197)		53	
	(159)		(148)	
Interest income received	1,245		1,034	
Interest expenses and similar charges paid	(697)		(596)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(4)		(5)	
Fair value movement on net Treasury assets	(615)		(95)	
Proceeds from repayments of loans	2,331		2,515	
Proceeds from prepayments of loans	481		730	
Funds advanced for loans	(3,932)		(4,204)	
Proceeds from sale of share investments	925		1,892	
Funds advanced for share investments	(1,080)		(806)	
Net placements to credit institutions	(675)		(1,142)	
Increase in operating liabilities:				
Accrued expenses	55		11	
Net cash used in operating activities		(2,125)		(814)
Cash flows used in investing activities				
Proceeds from sale of available-for-sale debt securities	2,761		4,009	
Purchases of available-for-sale debt securities	(3,080)		(5,334)	
Purchase of property, technology and office equipment	(44)		(34)	
Net cash used in investing activities		(363)		(1,359)
Cash flows from financing activities				
Capital received	97		140	
Issue of debts evidenced by certificates	11,338		7,619	
Redemption of debts evidenced by certificates	(9,267)		(6,525)	
Net cash from financing activities		2,168		1,234
Net decrease in cash and cash equivalents		(320)		(939)
Cash and cash equivalents at beginning of the year		3,338		4,277
Cash and cash equivalents at 31 December		3,018		3,338

	2007 € million	2006 € million
Cash and cash equivalents comprise the following amounts maturing within three months		
Placements with and advances to credit institutions	4,191	3,115
Collateralised placements	268	1,403
Amounts owed to credit institutions	(1,441)	(1,180)
Cash and cash equivalents at 31 December	3,018	3,338

[1] Operating profit includes dividends of €87 million received for the year to 31 December 2007 (2006: €87 million).

The notes on pages 12 to 56 are an integral part of these financial statements.

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A. Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules – see "Derivative financial instruments and hedge accounting" on page 15.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Bank's policies. The areas involving a higher degree of judgement or complexity, or areas where judgements and estimates are significant to the financial statements are disclosed in "Critical accounting estimates and judgements" on page 18.

Standards, amendments to published standards and interpretations effective in 2007

In the current year the Bank has adopted IFRS 7, Financial Instruments: Disclosures which is effective for accounting periods beginning on or after 1 January 2007, and the related amendment to IAS 1, Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Bank's financial instruments and management of capital.

IFRIC 9, Re-assessment of Embedded Derivatives, which is effective for accounting periods beginning on or after 1 June 2006, requires the Bank to assess whether an embedded derivative needs to be separated from the host contract and accounted for as a derivative when the Bank first becomes a party to the contract. Reassessment is not permitted unless there is a significant change to the terms of the contract. The adoption of this interpretation has not had any impact on the Bank's financial statements as it is in line with the Bank's existing policies.

IFRIC 10, Interim Financial Reporting and Impairment, which is effective for accounting periods beginning on or after 1 November 2006, prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments, and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The adoption of this interpretation has not had any impact on the Bank's financial statements as it is in line with the Bank's existing policies.

Early adoption of standards

No standards were early adopted by the Bank in 2007.

Interpretations effective in 2007 but not relevant to the Bank's operations

The following interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Bank's operations:

- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies; and
- IFRIC 8, Scope of IFRS 2.

Standards, amendments to published standards and interpretations that are not yet effective and have not been adopted early by the Bank

The following standards, amendments to published standards and interpretations are mandatory for the Bank's accounting periods beginning on or after 1 January 2008 or later periods, and the Bank has not adopted them early:

IFRS 8, Operating Segments, is effective for accounting periods beginning on or after 1 January 2009. It replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker when deciding how to allocate resources and in assessing performance. Financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. The Bank has assessed IFRS 8 and concluded that it is not expected to have an impact on the operating segments of the Bank and that the main additional disclosures will be in relation to the determination and measurement of the Bank's operating segments. The Bank will apply IFRS 8 from its accounting period beginning 1 January 2009.

IAS 23 (Amendment), Borrowing Costs, is effective for accounting periods beginning on or after 1 January 2009. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Bank will apply IAS 23 (Amendment) from its accounting period beginning 1 January 2009 but it is currently not applicable to the Bank as there are no qualifying assets.

IAS 27 (Amendment), Consolidated and Separate Financial Statements, is effective for accounting periods beginning on or after 1 July 2009. It reduces the alternatives in accounting for subsidiaries in consolidated financial statements and in accounting for subsidiaries in the separate financial statements of a parent, venturer or investor. The standard specifies the circumstances in which an entity must consolidate the financial statements of a subsidiary; the accounting for the changes in the level of ownership interest in a subsidiary; the accounting for the loss of control of a subsidiary; and the information that an entity must disclose to enable users of the financial statements to evaluate the nature of the relationship between the entity and its subsidiary. The Bank will apply IAS 27 from its accounting period beginning 1 January 2010 but it is currently not applicable to the Bank as there are no subsidiaries.

IAS 32 and IAS 1 (Amendment), Puttable Financial Instruments and Obligations Arising on Liquidation, is effective for accounting periods beginning on or after 1 January 2009. It allows particular types of financial instruments that meet the definition of a financial liability but represent the residual interest in the net assets of the entity to be classified as equity instruments. Financial instruments that may be classified as equity instruments are those that meet the definition of puttable financial instruments, or instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The Bank will apply IAS 32 and IAS 1 (Amendment) from its accounting period beginning 1 January 2009; the Bank's initial interpretation is that it will not have any significant impact on the Bank's financial statements.

IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, is effective for accounting periods beginning on or after 1 January 2008. It provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Bank will apply IFRIC 14 from its accounting period beginning 1 January 2008; the Bank's initial interpretation is that it will not have any significant impact on the Bank's financial statements.

Standards, amendments to published standards and interpretations that are not yet effective and not relevant to the Bank's operations
The following standards, amendments to published standards and interpretations are mandatory for the Bank's accounting periods beginning on or after 1 January 2008 or later periods, but are not relevant to the Bank's operations:

- IFRS 2 (Amendment), Vesting Conditions and Cancellations (effective for accounting periods beginning on or after 1 January 2009);
- IFRS 3 (Amendment), Business Combinations (effective for accounting periods beginning on or after 1 July 2009);
- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions (effective for accounting periods beginning on or after 1 March 2007);
- IFRIC 12, Service Concession Arrangements (effective for accounting periods beginning on or after 1 January 2008); and
- IFRIC 13, Customer Loyalty Programmes (effective for accounting periods beginning on or after 1 July 2008).

B. Significant accounting policies

Financial assets
The Bank classifies its financial assets in the following categories: loans and receivables; financial assets at fair value through profit or loss; and available-for-sale financial assets. Management determines the classification of its investments upon initial recognition.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

- those that the Bank intends to sell immediately or in the short term, which are classified as held for trading, and those that the Bank designates as at fair value through profit or loss upon initial recognition;
- those that the Bank designates as available-for-sale upon initial recognition; or
- those for which the Bank may not recover substantially all of its initial investment, other than because of credit deterioration.

Loans and receivables originated by the Bank are recognised at settlement date and measured at amortised cost using the effective yield method less any provision for impairment or uncollectability, unless they form part of a qualifying hedging relationship with a derivative position. This principally occurs in cases of fixed rate loans that, through association with individual swaps, are transformed from a fixed rate basis to a floating rate basis. In such cases, the loan is re-measured to fair value in respect of interest rate risk. The change in value is then reported in the income statement as an offset to the change in value of the related swap if the hedge relationship is highly effective – see "Derivative financial instruments and hedge accounting" on page 15 for details.

Collateralised placements are carried at amortised cost. These are structures wherein the risks and rewards associated with the ownership of a reference asset are transferred to another party through the use of a swap contract and are a form of collateralised lending.

Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss upon initial recognition.

A financial asset is classified as held for trading if it is:

- acquired or incurred principally for the purpose of selling or repurchasing in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
- a derivative, except those forming part of a designated and effective hedging relationship.

The Bank classifies assets acquired for the purpose of generating profits from short-term price fluctuations as held for trading. Such assets are accounted for at fair value on the basis of independent market quotations, with all changes in value recorded through the income statement as they occur.

Financial assets are designated at fair value through profit or loss upon initial recognition when:

- doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost;
- certain investments, such as share investments, that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis are designated at fair value through profit and loss; and
- financial instruments, such as debt securities held, containing one or more embedded derivatives that significantly modify the cash flows, are designated at fair value through profit and loss.

The Bank designates associate share investments and high-risk equity funds at fair value through profit or loss upon initial recognition. Such assets are carried at fair value on the balance sheet with changes in fair value included in the income statement in the period in which they occur. The basis of fair value for listed associate share investments and high risk equity funds in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for associate share investments and high risk equity funds that are either unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are net asset value and earnings based valuations using comparable information and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

All trades externally managed by fund managers have been designated at fair value through profit or loss upon initial recognition as they are managed and evaluated on a fair value basis in accordance with the documented investment strategy.

Securities purchased as part of a negative basis strategy, where credit risk on the security has been mitigated through the purchase of an associated credit default swap, have been designated at fair value through profit or loss. This significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the bond and related derivative on different bases.

Financial assets measured at fair value through profit or loss are recognised at trade date – the date on which the Bank commits to purchase or sell the asset.

Available-for-sale

Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Purchases and sales of available-for-sale assets are recognised at trade date.

With the exception of those share investments designated at fair value through profit or loss, the Bank classifies all other share investments as available-for-sale. Such assets are carried at fair value on the balance sheet. Changes in fair value, including translation differences arising on assets denominated in foreign currencies, are recognised directly in reserves until the financial asset is sold or impaired. At this time the cumulative gain or loss previously recognised in reserves is removed and included in the income statement. The basis of fair value for available-for-sale share investments listed in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for available-for-sale share investments that are unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are net asset value and earnings based valuations using comparable information and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

The majority of the Treasury debt portfolio is classified as available-for-sale. Such assets are carried at fair value on the balance sheet with fair values determined by bid quotes from third party sources or, where there is no active market, by the use of discounted cash flow models populated with observable market data. Changes in fair value, excluding translation differences arising on assets denominated in foreign currencies, are recognised directly in reserves until the financial asset is sold or impaired. At this time the cumulative gain or loss previously recognised in reserves is removed and included in the income statement. Foreign currency translation differences arising on Treasury available-for-sale debt assets are recognised in the income statement.

Where an available-for-sale asset is the hedged item in a qualifying fair value hedge, the fair value gain or loss attributable to the risk being hedged is reported in the income statement rather than reserves. This is to ensure there is consistency of reporting, as the fair value changes on the derivative acting as the hedge must be reported in the income statement. Hedge accounting features in Treasury positions where asset swaps are used to transform the returns on fixed interest rate securities to a floating rate basis.

Financial liabilities

Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition. These sub-categories differ in a similar manner as those discussed under "Financial assets at fair value through profit or loss" on page 13.

Financial liabilities held for trading occurs where the Bank has sold debt securities it does not yet own, known as "short" selling, with the intention of buying those securities at a lower price in the future and thus generating a dealing profit. Such liabilities are measured at fair value with all changes in value reported in the income statement as they occur. Derivative liabilities, except those forming part of a designated and effective hedging relationship, are also categorised as held for trading.

All trades externally managed by fund managers have been designated at fair value through profit or loss upon initial recognition as they are managed and evaluated on a fair value basis in accordance with the documented investment strategy.

Other financial liabilities

With the exception of liabilities designated at fair value through profit or loss, all other financial liabilities are measured at amortised cost, unless they form part of a qualifying hedge relationship with a derivative position.

Derivative financial instruments and hedge accounting

All derivatives are measured at fair value through the income statement unless they form part of a qualifying cash flow hedging relationship. In this case, the fair value of the derivative is taken to reserves to the extent that it is a perfect hedge of the identified risk. Any hedge ineffectiveness will result in the relevant proportion of the fair value remaining in the income statement. Fair values are derived primarily from discounted cash-flow models, option-pricing models and from third party quotes. Derivatives are carried as assets when their fair value is positive, and as liabilities when their fair value is negative. All hedging activity is explicitly identified and documented by the Bank's Treasury department.

Hedge accounting

Hedge accounting is designed to bring accounting consistency to financial instruments that would not otherwise be permitted. A valid hedge relationship exists when a specific relationship can be identified between two or more financial instruments in which the change in value of one instrument (the hedge) is highly negatively correlated to the change in value of the other (the hedged item). To qualify for hedge accounting this correlation must be within 80 to 125 per cent with any ineffectiveness within these boundaries recognised within "fair value movement on non-qualifying and ineffective hedges" in the income statement.

The Bank documents the relationship between hedging instruments and hedged items upon initial recognition of the transaction. The Bank also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedges

The Bank's hedging activities are primarily designed to mitigate interest rate risk by using swaps to convert fixed interest rate risk, on both assets and liabilities, into floating rate risk. Such hedges are known as "fair value" hedges. Changes in the fair value of the derivatives that are designated and qualify as fair value hedges, and that prove to be highly effective in relation to hedged risk, are included in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

Cash flow hedges

The Bank has engaged in cash flow hedges, principally to minimise the exchange rate risk associated with the fact that its future administrative expenses are incurred in sterling. The amount and timing of such hedges fluctuates in line with the Bank's views on opportune moments to execute the hedges. The majority of any such hedging activity is for the following financial year but hedges beyond one year can be used. Hedging is mainly through the purchase of sterling in the forward foreign exchange market, but currency options can also be used. The movement in the fair value of cash flow hedges is recognised directly in reserves until such time as the relevant expenditure is incurred. At 31 December 2007 the Bank had no cash flow hedges outstanding.

For further information on risk and related management policies see "Risk management" on page 19.

Financial guarantees

Issued financial guarantees are initially recognised at their fair value, and subsequently measured at the higher of the unamortised balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date. The latter is recognised when it is both probable that the guarantee will require to be settled and that the settlement amount can be reliably estimated. Financial guarantees are recognised within other financial assets and other financial liabilities.

Impairment of financial assets

Loans and receivables

Where there is objective evidence that an identified loan asset is impaired, specific provisions for impairment are recognised in the income statement. Impairment is quantified as the difference between the carrying amount of the asset and the net present value of expected future cash flows discounted at the asset's original effective interest rate where applicable. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. The carrying amount of the asset is reduced directly only upon write off. Resulting adjustments include the unwinding of the discount in the income statement over the life of the asset, and any adjustments required in respect of a reassessment of the initial impairment.

The criteria that the Bank uses to determine that there is objective evidence of an impairment loss include:

- delinquency in contractual payments of principal or interest;
- cash flow difficulties experienced by the borrower;
- breach of loan covenants or conditions;
- initiation of bankruptcy proceedings;
- deterioration in the borrower's competitive position; and
- deterioration in the value of collateral.

Provisions for impairment of classes of similar assets that are not individually identified as impaired are calculated on a portfolio basis. The methodology used for assessing such impairment is based on a risk-rated approach for non-sovereign assets. A separate methodology is applied for all sovereign risk assets that takes into account the Bank's preferred creditor status afforded by its members. The Bank's methodology calculates impairment on an incurred loss basis. Impairment is deducted from the asset categories on the balance sheet.

The Bank operates a loan loss reserve to set aside an amount of retained earnings within members' equity. This amount is equal to the difference between the impairment losses expected over the full life of the loan portfolio and the cumulative amount provisioned through the Bank's income statement on an incurred loss basis.

Impairment, less any amounts reversed during the year, is charged to the income statement under the caption "Provisions for impairment of loan investments". When a loan is deemed uncollectible the principal is written off against the related impairment provision. Such loans are written off after all necessary procedures have been completed and the amount of the loss has been determined. Recoveries are credited to the income statement if previously written off.

Renegotiated loans
Loans that are either impaired or past due, whose terms have been renegotiated so that they are no longer considered to be impaired or past due, are treated as new loans.

Available-for-sale share investments
Available-for-sale share investments are impaired when there is objective evidence that the future recoverability of the Bank's original investment is in doubt. This could be indicated by a significant or prolonged decline in the fair value of a share investment below its cost. The Bank also evaluates factors such as country, industry and sector performance, changes in technology and operational and financial performance. Although projects are usually reviewed for impairment every six months, or, in the case of low risk projects, at least once a year, certain events may trigger this process sooner and more frequently. In such cases, future collectability is considered and any cumulative gain or loss previously recognised in reserves is removed and included in the income statement.

Impairment losses recognised in operating income for available-for-sale share investments are not reversed through the income statement.

Available-for-sale debt securities
The Bank assesses at each balance sheet date whether there is objective evidence of impairment. The criteria that the Bank uses to determine that there is objective evidence of an impairment loss include:

- downgrading of the issuer below minimum eligibility levels for Treasury exposures;
- issuer failure to pay amounts contracted under the security;
- covenant breaches, default events and trigger level failures;
- deterioration of credit enhancement including diminution of collateral values; and
- legal proceedings such as bankruptcy, regulatory action or similar.

If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in operating income – is removed from reserves and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, which are available for use at short notice and which are subject to insignificant risk of changes in value, less liabilities on demand.

Foreign currencies
In accordance with Article 35 of the Agreement, the Bank originally used the European Currency Unit (ECU) as the reporting currency for the presentation of its financial statements. Following the replacement of the ECU with the euro (€) from 1 January 1999, the reporting currency for the presentation of the financial statements became the euro.

Foreign currency transactions are initially translated into euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies, are included in the income statement, except when deferred in reserves as qualifying cash flow hedges. Translation differences on share investments classified as at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on share investments classified as available-for-sale financial assets are included in the fair value reserve in equity.

Capital subscriptions
The Bank's share capital is denominated in euro. However, in addition to settling their capital obligations in euro, members are also entitled to settle in US dollars or Japanese yen. For this purpose, a fixed exchange rate for each currency was defined in Article 6 of the Agreement and these fixed exchange rates are used to measure the value of the associated capital, as reported in "Members' equity" in the balance sheet. The corresponding figure for capital receivable on the asset side of the balance sheet is, however, measured at current exchange rates and discounted to its present value.

In order to ensure that capital receipts due in US dollars or Japanese yen retain, at a minimum, their value as determined by the Agreement's fixed rates, the Bank's policy is to fix their euro value through foreign exchange contracts. These derivatives are fair valued in accordance with IAS 39, with any gain or loss being recorded in the income statement.

Intangible assets
Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Bank, and that will generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and is added to the original cost of the software. Computer software development costs recognised as intangible assets are amortised using the straight-line method over an estimated life of three years.

Property, technology and office equipment
Property, technology and office equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over the estimated life as follows:

Freehold property	30 years
Improvements on leases of less than 50 years unexpired	Unexpired periods
Technology and office equipment	Three years

Accounting for leases
Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. The Bank has entered into such leases for most of its office accommodation, both in London and in the Bank's countries of operations. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Interest, fees, commissions and dividends
Interest is recorded on an accruals basis using the effective yield method. Interest is recognised on impaired loans through unwinding the discount used in the present value calculations applied to expected future cash flows.

Front-end fees and commitment fees are deferred in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. If the commitment expires without the loan being drawn down, the fee is recognised as income on expiry.

Fees received in respect of services provided over a period of time are recognised as income as the services are provided. Other fees and commissions are classed as income when received. Issuance fees and redemption premiums or discounts are amortised over the period to maturity of the related borrowings on an effective yield basis.

Dividends relating to share investments are recognised when received.

Staff retirement plan
The Bank has a defined contribution scheme and a defined benefit scheme to provide retirement benefits to its staff. Under the defined contribution scheme, the Bank and staff contribute to provide a lump sum benefit. The defined benefit scheme is funded entirely by the Bank and benefits are based on years of service and a percentage of final gross base salary as defined in the scheme.

The asset in respect of the defined benefit scheme is the fair value of plan assets minus the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognised actuarial gains/losses and past service cost. Independent actuaries calculate the defined benefit obligation at least every three years by using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (relating to service accrued to the balance sheet date) using the yields available on high-quality corporate bonds. For intermediate years, the defined benefit obligation is estimated using approximate actuarial roll-forward techniques that allow for additional benefit accrual, actual cash flows and changes in the underlying actuarial assumptions.

The Bank keeps all contributions to the schemes, and all other assets and income held for the purposes of the schemes, separately from all of its other assets. Actual contributions made to the defined contribution scheme are charged to the income statement and transferred to the scheme's independent custodians. The charge to the income statement in respect of the defined benefit scheme is based on the current service cost and other actuarial adjustments, as determined by qualified external actuaries. Also included in this charge are actuarial gains and losses in excess of a 10 per cent corridor which are amortised over the estimated average service life remaining of the Bank's employees. The 10 per cent corridor is 10 per cent of the defined benefit obligation or the fair value of assets, whichever is higher. The actuaries also advise the Bank as to the necessary contributions to be made to the defined benefit scheme, which are then transferred to the scheme's independent custodians.

Taxation

In accordance with Article 53 of the Agreement, within the scope of its official activities the Bank, its assets, property and income are exempt from all direct taxes and all taxes and duties levied upon goods and services acquired or imported, except for those parts of taxes or duties that represent charges for public utility services.

Borrowings

Borrowings are recognised initially at fair value, defined as their issue proceeds, net of any transaction costs incurred. They are subsequently stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective yield method. Where borrowings have associated derivatives and qualify for hedge accounting in line with IAS 39, the amortised cost value is adjusted by the fair value of the hedged risks.

Comparatives

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

C. Critical accounting estimates and judgements

Preparing financial statements in conformity with IFRS requires the Bank to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the income statement during the reporting period. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

These estimates are highly dependent on a number of variables that reflect the economic environment and financial markets of the Bank's countries of operations, but which are not directly correlated to market risks such as interest rate and foreign exchange risk. The resultant volatility, combined with a lack of comparable information in relation to the EBRD's banking portfolio, limits the Bank's ability to apply traditional sensitivity analysis methods.

The Bank's critical accounting estimates and judgements are as follows:

Fair value of share investments

The Bank's method for determining the fair value of share investments is described in the "Financial assets" accounting policy on page 13 and an analysis of the share investment portfolio is provided in note 17. A sensitivity analysis of the potential impact on the Bank's operating income and reserves from a reasonable movement in the fair value of the share investment portfolio is included under equity price risk on page 32.

Provisions for the impairment of loan investments

The Bank's method for determining the level of impairment of loan investments is described in the "Impairment of financial assets" accounting policy on page 15 and further explained under credit risk on page 19.

Portfolio provisions for the unidentified impairment of non-sovereign loan investments at 31 December 2007 were €86 million. Had all non-sovereign loan investments been downgraded by one risk rating category the portfolio provisions for non-sovereign loans would have been approximately €167 million, resulting in an additional charge to the income statement of €81 million. In addition, loan investments risk rated 7 would have become individually impaired, resulting in additional specific provisions for identified impairment of approximately €207 million. Had all non-sovereign loan investments been upgraded by one risk rating category, the portfolio provisions for non-sovereign loans would have been approximately €35 million, resulting in a credit to the income statement of €51 million. This would have included portfolio provisions of approximately €3 million on loan investments of €22 million – previously risk rated 8 – that would no longer be considered individually impaired.

Portfolio provisions for the unidentified impairment of sovereign loan investments at 31 December 2007 amounted to €5 million. Due to the Bank's preferred creditor status afforded by its members, a downgrade or upgrade by one risk rating category would not have had a significant impact on the level of sovereign portfolio provisions, and hence the income statement.

The methodology and judgements used for estimating provisions for the impairment of loan investments are reviewed regularly to reduce any differences between loss estimates and actual experience.

Financial risks

The independent identification, measurement, monitoring and mitigation of all risks incurred by the Bank in both its Banking and Treasury activities is the overall responsibility of the Vice President, Risk Management, Human Resources and Nuclear Safety ("the Vice President, Risk Management").

The Vice President, Risk Management is a member of the Bank's Executive Committee, as are the First Vice President, Banking, and the Vice President, Finance, to whom Treasury reports. The Vice President, Risk Management, has overall responsibility for formulating the Bank's risk management strategy for both Banking and Treasury functions. Risk Management seeks to ensure that any risks are correctly identified and appropriately managed and mitigated through comprehensive and rigorous processes, which reflect industry best practice.

In carrying out its mission, the Bank is exposed to financial risks through both its Banking and Treasury activities. The principal financial risks to which the Bank is exposed are credit, market and liquidity risk.

A. Credit risk

Credit risk is the potential loss to a portfolio that could result from the default of a counterparty or the deterioration of its creditworthiness. The Bank also monitors concentration risk, which is the risk arising from too high a proportion of the portfolio being allocated to a specific country, industry sector, obligor, and type of instrument or individual transaction.

The EBRD is exposed to credit risk in both its Banking and Treasury activities, as borrowers and Treasury counterparties could default on their contractual obligations, or the value of the Bank's investments could become impaired.

Maximum exposure to credit risk before collateral held, other credit enhancements or impairment provisions

	2007 € million	2006 € million
Placements with and advances to credit institutions	**4,514**	3,135
Collateralised placements	**1,818**	2,573
Debt securities at fair value through profit or loss	**1,501**	1,764
Available-for-sale debt securities	**6,873**	6,831
Derivative financial assets	**1,961**	2,130
Other financial assets	**825**	994
Loan investments	**8,985**	8,311
Share investments at fair value through profit or loss	**3,469**	2,400
Banking available-for-sale share investments	**3,124**	2,653
Treasury available-for-sale share investments	**47**	–
Paid-in capital receivable	**100**	192
Undrawn commitments and guarantees	**7,117**	6,769
At 31 December	**40,334**	37,752

The above table represents the worst-case scenario of credit risk exposure to the Bank at 31 December 2007 and 31 December 2006, without taking account of any collateral held, other credit enhancements or impairment provisions.

At 31 December 2007 there were no collateralised placements, debt securities at fair value through profit or loss, derivative or other financial assets or Treasury share investments past due or impaired (2006: nil). All trades within these categories were risk rated 1 (excellent) to 3 (very good) on the Bank's internal risk rating scale.

Credit risk in the Banking portfolio: Management

For Banking exposures the Board of Directors approves a Credit Process document that defines the procedures for the approval, management and review of Banking exposures by the Operations Committee. The Audit Committee reviews the Credit Process annually and its review is submitted to the Board for approval.

Banking risks are reviewed by the Operations Committee which meets weekly. The Operations Committee is chaired by the First Vice President, Banking and its membership comprises senior managers of the Bank. The Operations Committee is responsible for reviewing all Banking projects prior to their submission for Board approval. Projects are reviewed to ensure that they meet the Bank's criteria for sound banking, transition impact and additionality. The Operations Committee operates within authority delegated by the Board, via the Executive Committee, to approve projects within Board-approved framework operations. The Operations Committee is also responsible for overseeing Banking portfolio management, approving significant changes to existing operations and approving Risk Management's recommendations for provisions for the impairment of Banking assets.

The Bank conducts regular reviews of all exposures within the Banking portfolio, typically on a semi-annual basis. Exposures that are perceived to be more vulnerable to possible default are reviewed more frequently and those that are perceived to be less vulnerable to possible default may be reviewed annually. At each review, Risk Management assesses whether there has been any change in the risk profile of the exposure, recommends actions to mitigate risk and reconfirms or adjusts the risk rating, and, for share investments, reviews the fair value. Where relevant, the level of impairment and specific provision is reviewed and reconfirmed or adjusted. At the recommendation of Risk Management, investments considered to be in jeopardy may be transferred from Banking teams to the Corporate Recovery Unit – which reports jointly to Risk Management and Banking – in order to manage the restructuring work-out and recovery process.

Disbursements are managed by the Operation Administration Unit (OAU) within the Office of the General Counsel, which is responsible for checking compliance with the loan agreements and other project agreements and ensuring that correct procedures are followed in line with approved policy. Waivers, consents and amendments of loan covenants and conditionality are prepared by the OAU and are approved by Banking, Risk Management and, where required, by the Office of the General Counsel and the Office of the Chief Economist.

For the non-sovereign loan portfolio, provisions and loan loss reserve amounts are calculated each month using the Bank's methodology, which is based on the Bank's Risk Capital Model. The model is updated annually with the most recent default and operational assumptions. This is designed to estimate incurred losses calculated on the basis of objective evidence of impairment, the Bank's experience, and project, sector and country risks. In 2007, the extent to which the Bank's historic loss experience is reflected within the Risk Capital Model has increased, given the greater period of loss experience now available. This has resulted in a reduction in the loan portfolio provisioning levels and has contributed to the net credit of €201 million for provisions for impairment of loan investments during the year.

Risk Management prepares a report on the development of the portfolio as a whole on a quarterly basis to present to the Audit Committee. The report includes a summary of key factors affecting the portfolio and provides analysis and commentary on trends within the portfolio. It also includes commentary on individual exposures in the classified portfolio and measures of exposure against portfolio risk limits, with any breaches of limits reported and explained.

The Bank assigns project, country and overall risk ratings to each exposure on an internal scale from 1 (lowest risk) to 10 (highest risk). The project rating is determined on the basis of the financial strength of the risk counterparty and the risk mitigation built into the project structure, including sponsor support or guarantee. The country rating is assessed internally, taking into consideration the ratings assessed by external rating agencies. For non-sovereign operations, the overall rating is normally the numerically higher of the project and country rating. The exception to this is where the Bank has recourse to unconditional sponsor support from outside the country of operations, in which case the overall rating is the same as the project rating. For sovereign risk projects, the overall rating is the same as the country rating.

The table below shows the Bank's internal rating scale and how this approximately maps to the external ratings of Standard & Poor's (S&P).

EBRD internal rating scale	External rating equivalent – S&P	EBRD category
1	AAA	Excellent
2	AA+, AA, AA-	Strong
3	A+, A, A-	Very good
4	BBB+, BBB, BBB-	Good
5	BB+, BB, BB-	Satisfactory
6	B+, B	Acceptable
6W	B-	Watch
7	CCC	Special attention
8	CC	Substandard
9	C	Doubtful
10	D	Expected loss

Credit risk in the Banking portfolio: 2007 results

In view of the markets in which it operates and its transition mandate, the EBRD expects the majority of its project ratings under normal circumstances to be rated in risk categories 5 or 6 (approximately equivalent to S&P BB+ to B ratings) at the time of approval. At 31 December 2007, 62.6 per cent of the loan and share investment portfolio was classed under risk ratings 5 to 6 (2006: 70.3 per cent).

The total Banking exposure (operating assets including fair value adjustments but before provisions) increased during the year from €13.4 billion at 31 December 2006 to €15.6 billion at 31 December 2007. The total signed Banking portfolio (operating assets, excluding fair value adjustments and provisions but including undrawn commitments) increased from €17.7 billion at 31 December 2006 to €19.4 billion at 31 December 2007. The overall risk rating of the portfolio deteriorated from 5.46 to 5.56. This was due primarily to a higher proportion of new signings at 6W or worse, which increased during the year from 17.2 per cent to 21.4 per cent, rather than a deterioration in the existing portfolio, as upgrades exceeded downgrades during the year by 30 per cent. The higher risk rating of new transactions reflects the decreasing proportion of operating assets in central Europe, which declined from 21 per cent to 17 per cent during the year.

Despite the deterioration in risk, total non-sovereign classified operating assets (operating assets risk rated 7 to 10) declined, both as a proportion of the portfolio and in real terms, from €515 million (5.81 per cent of total operating assets) to €509 million (4.95 per cent of total operating assets). Impaired loan assets increased from €19 million to €37 million, largely due to the deterioration of one exposure. There was no common factor underlying the deterioration of newly impaired assets over the year. Market volatility over the latter part of the year has increased credit risk, particularly in the banking sector in Russia and Kazakhstan. This has resulted in a decline in the fair market value of some equity investments, in particular listed banking stocks. The effect has been to reduce the unrealised gain on these investments and has not resulted in the downgrading of individual exposures or impairment.

Credit quality of the Banking portfolio

31 December 2007



Risk class	%
■ 1, 2, 3	4.8
■ 4	8.8
■ 5	27.4
■ 6	35.2
□ 6W, 7	22.9
□ 8, 9, 10	0.9

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

31 December 2006



Risk class	%
■ 1, 2, 3	2.9
■ 4	9.6
■ 5	37.9
■ 6	32.4
□ 6W, 7	16.0
□ 8, 9, 10	1.2

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

Loan investments

Set out below is an analysis of the Bank's loan investments and the associated impairment provisions for each of the Bank's internal risk rating categories.

Risk rating	Neither past due nor impaired € million	Past due € million	Impaired € million	Total € million	Portfolio provisions for unidentified impairment € million	Specific provisions for identified impairment € million	Total net of impairment € million	Total %	Impairment provisions %
1: Excellent	**86**	**–**	**–**	**86**	**–**	**–**	**86**	**1.0**	**0.0**
2: Strong	**57**	**–**	**–**	**57**	**–**	**–**	**57**	**0.6**	**0.0**
3: Very good	**273**	**–**	**–**	**273**	**–**	**–**	**273**	**3.0**	**0.0**
4: Good	**1,225**	**–**	**–**	**1,225**	**(1)**	**–**	**1,224**	**13.6**	**0.1**
5: Satisfactory	**3,215**	**9**	**–**	**3,224**	**(9)**	**–**	**3,215**	**35.9**	**0.3**
6: Acceptable	**2,771**	**20**	**–**	**2,791**	**(31)**	**–**	**2,760**	**31.1**	**1.1**
6W: Watch	**788**	**–**	**–**	**788**	**(23)**	**–**	**765**	**8.8**	**2.9**
7: Special attention	**485**	**19**	**–**	**504**	**(27)**	**–**	**477**	**5.6**	**5.4**
8: Substandard	**–**	**–**	**22**	**22**	**–**	**(18)**	**4**	**0.2**	**81.8**
9: Doubtful	**–**	**–**	**14**	**14**	**–**	**(14)**	**–**	**0.2**	**100.0**
10: Expected loss	**–**	**–**	**1**	**1**	**–**	**(1)**	**–**	**0.0**	**100.0**
At 31 December 2007	**8,900**	**48**	**37**	**8,985**	**(91)**	**(33)**	**8,861**	**100.0**	**–**

Risk rating	Neither past due nor impaired € million	Past due € million	Impaired € million	Total € million	Portfolio provisions for unidentified impairment € million	Specific provisions for identified impairment € million	Total net of impairment € million	Total %	Impairment provisions %
1: Excellent	76	–	–	76	–	–	76	0.9	0.0
2: Strong	38	–	–	38	–	–	38	0.5	0.0
3: Very good	289	–	–	289	–	–	289	3.5	0.0
4: Good	1,209	–	–	1,209	(2)	–	1,207	14.5	0.8
5: Satisfactory	3,372	–	–	3,372	(22)	–	3,350	40.6	0.7
6: Acceptable	2,074	10	–	2,084	(43)	–	2,041	25.1	2.1
6W: Watch	728	10	–	738	(178)	–	560	8.9	24.1
7: Special attention	483	3	–	486	(78)	–	408	5.8	16.1
8: Substandard	–	–	15	15	–	(14)	1	0.2	93.3
9: Doubtful	–	–	3	3	–	(3)	–	0.0	100.0
10: Expected loss	–	–	1	1	–	(1)	–	0.0	100.0
At 31 December 2006	8,269	23	19	8,311	(323)	(18)	7,970	100.0	–

There were no renegotiated loans during the year that would otherwise have been past due or impaired (2006: nil).

Of the past due loans, €31 million was outstanding for less than 30 days (2006: €22 million) and €17 million was outstanding for greater than 90 days (2006: €1 million).

The fair value of collateral held over impaired and past due loans at 31 December 2007 was €21 million (2006: €2 million).

Share investments at fair value through profit or loss

Set out below is an analysis of the Bank's share investments at fair value through profit or loss for each of the Bank's relevant internal risk rating categories.

Risk rating	Cost 2007 € million	Fair value 2007 € million	Cost 2006 € million	Fair value 2006 € million
5: Satisfactory	**493**	**1,677**	533	1,395
6: Acceptable	**450**	**688**	388	559
6W: Watch	**305**	**700**	134	162
7: Special attention	**130**	**357**	115	250
8: Substandard	**52**	**26**	57	32
9: Doubtful	**50**	**21**	48	2
At 31 December	**1,480**	**3,469**	1,275	2,400

Available-for-sale share investments

Set out below is an analysis of the Bank's available-for-sale share investments for each of the Bank's relevant internal risk rating categories.

Risk rating	Cost 2007 € million	Fair value 2007 € million	Cost 2006 € million	Fair value 2006 € million
4: Good	**122**	**556**	122	563
5: Satisfactory	**365**	**1,198**	516	1,532
6: Acceptable	**559**	**809**	231	278
6W: Watch	**498**	**503**	168	166
7: Special attention	**27**	**45**	32	63
8: Substandard	**24**	**12**	66	46
9: Doubtful	**10**	**1**	13	5
At 31 December	**1,605**	**3,124**	1,148	2,653

Available-for-sale share investments risk rated 8-10 are considered to be impaired because the fair value of these investments is significantly below cost.

Undrawn commitments and guarantees

Set out below is an analysis of the Bank's undrawn commitments and guarantees for each of the Bank's relevant internal risk rating categories.

Risk rating	2007 € million	2006 € million
2: Strong	**4**	16
3: Very good	**185**	85
4: Good	**357**	346
5: Satisfactory	**1,803**	2,213
6: Acceptable	**3,082**	2,974
6W: Watch	**1,351**	817
7: Special attention	**327**	303
8: Substandard	**8**	8
9: Doubtful	**–**	7
At 31 December	**7,117**	6,769

Paid-in capital receivable

Set out below is an analysis of the Bank's paid-in capital receivable at 31 December 2007 and 31 December 2006.

	2007 € million	2006 € million
Cash and promissory note encashments not yet due	**79**	163
Cash and promissory notes due but not yet received	**16**	19
Promissory note encashments due but not yet received	**5**	10
Paid-in capital receivable at 31 December	**100**	192

Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments. At 31 December 2007 no paid-in capital receivable was considered impaired (2006: nil).

Credit risk in the Banking portfolio: Concentration

The following table breaks down the main Banking credit risk exposures in their carrying amounts by geographic region.

	Loans 2007 € million	Banking share investments 2007 € million	Total 2007 € million	Loans 2006 € million	Banking share investments 2006 € million	Total 2006 € million
Albania	**108**	**22**	**130**	116	8	124
Armenia	**54**	**13**	**67**	39	8	47
Azerbaijan	**161**	**19**	**180**	82	6	88
Belarus	**57**	**17**	**74**	61	16	77
Bosnia and Herzegovina	**185**	**2**	**187**	156	8	164
Bulgaria	**343**	**18**	**361**	304	13	317
Croatia	**426**	**1,075**	**1,501**	426	731	1,157
Czech Republic	**79**	**46**	**125**	110	85	195
Estonia	**50**	**1**	**51**	51	7	58
Former Yugoslav Republic of Macedonia	**140**	**39**	**179**	117	39	156
Georgia	**140**	**29**	**169**	98	17	115
Hungary	**286**	**334**	**620**	339	266	605
Kazakhstan	**581**	**271**	**852**	429	462	891
Kyrgyz Republic	**29**	**2**	**31**	35	4	39
Latvia	**47**	**–**	**47**	56	–	56
Lithuania	**91**	**66**	**157**	76	49	125
Moldova	**47**	**9**	**56**	45	4	49
Mongolia	**3**	**4**	**7**	2	–	2
Montenegro	**19**	**–**	**19**	20	–	20
Poland	**618**	**424**	**1,042**	621	490	1,111
Romania	**770**	**900**	**1,670**	696	750	1,446
Russian Federation	**2,733**	**1,462**	**4,195**	2,862	637	3,499
Serbia	**406**	**334**	**740**	340	242	582
Slovak Republic	**106**	**95**	**201**	117	121	238
Slovenia	**156**	**54**	**210**	180	34	214
Tajikistan	**26**	**1**	**27**	30	1	31
Turkmenistan	**11**	**11**	**22**	17	11	28
Ukraine	**771**	**72**	**843**	680	49	729
Uzbekistan	**73**	**2**	**75**	83	2	85
Regional	**469**	**1,271**	**1,740**	123	993	1,116
At 31 December	**8,985**	**6,593**	**15,578**	8,311	5,053	13,364

The following table breaks down the main Banking credit exposures in their carrying amounts by industry sector of the counterparty.

	Loans 2007 € million	Banking share investments 2007 € million	Total 2007 € million	Loans 2006 € million	Banking share investments 2006 € million	Total 2006 € million
Commerce and tourism	**399**	**205**	**604**	315	173	488
Community and social services	**95**	**189**	**284**	84	180	264
Energy/power generation	**909**	**240**	**1,149**	910	142	1,052
Extractive industries	**176**	**320**	**496**	104	310	414
Finance	**3,167**	**4,491**	**7,658**	2,764	3,383	6,147
Local authority services	**643**	**132**	**775**	603	46	649
Manufacturing	**1,230**	**597**	**1,827**	1,223	525	1,748
Primary industries	**356**	**89**	**445**	316	48	364
Telecommunications	**224**	**179**	**403**	340	147	487
Transport and construction	**1,786**	**151**	**1,937**	1,652	99	1,751
At 31 December	**8,985**	**6,593**	**15,578**	8,311	5,053	13,364

Credit risk in the Treasury portfolio: Management

For Treasury exposures, the Board of Directors approves a Treasury and Treasury Risk Management Authority (T&TRMA), which defines the risk parameters for funding, cash management, asset and liability management and the investment activities of the Bank. This document is updated annually by the Finance and Risk Management Vice Presidencies and approved by the Board. It covers all aspects of Treasury where financial risks arise and also Risk Management's identification, measurement, management and mitigation of the financial risks in Treasury. In addition, Treasury and Treasury Risk Management guidelines have been issued in respect of Treasury risk taking and the related Risk Management processes and procedures.

The T&TRMA is the document by which the Board of Directors delegates authority to the Vice President, Finance, to manage and the Vice President, Risk Management, to identify, measure, monitor and mitigate the Bank's Treasury exposures. The two Vice Presidents jointly interpret the T&TRMA and notify the Board of Directors of any material interpretation. The Financial and Operations Policies Committee reviews the T&TRMA annually and its review is submitted to the Board for approval.

Treasury risks are reviewed by the Treasury Exposure Committee (TEC), which meets monthly. The TEC is chaired by the Vice President, Risk Management and its membership comprises senior managers of the Bank. The TEC is responsible for reviewing and monitoring the implementation of the T&TRMA and related guidelines. It assesses Treasury and Risk Management policy proposals for approval by the Board, and monitors and reviews the asset/liability profile and risk/return trade off in aggregate Treasury exposures. It also evaluates new product proposals for Treasury. Impairment of Treasury available-for-sale assets is identified by Risk Management, assessed by the TEC and approved by the Vice Presidents of Finance and Risk Management.

Each counterparty or issuer to which the Bank is exposed through its Treasury activities is approved and granted a maximum credit limit by Risk Management. Risk Management assigns internal credit ratings based on internal analysis of approved counterparties' creditworthiness through the synthesis of externally provided credit research and market data and with reference to external rating benchmarks from approved rating agencies. The internal credit rating scale ranges from 1 (lowest risk) to 10 (highest risk), the same as that used for Banking exposures (a table showing how the Bank's internal rating scale maps to the external ratings of S&P is shown in "Credit risk in the Banking portfolio: Management" on page 21).

Treasury-related exposures are normally rated between 1 and 3 (approximately equivalent to S&P AAA to A- ratings), with the exception of counterparties approved for local currency activities. These transactions support the Bank's initiatives to provide local currency financing to Banking clients and to develop local capital markets. These internal ratings determine the maximum allowable exposures as set out per rating level and counterparty type in the Bank's guidelines for Treasury operations. The internal rating process is based on credit risk managers' judgement, external rating benchmarks and senior management oversight and approval. Risk Management assesses all available credit research to identify key counterparty credit risk considerations. That analysis is then supplemented with market-based credit indicators, such as credit default swap spreads and market-implied credit ratings, to produce an internal rating for each approved counterparty. All internal ratings assigned without reference to an external rating benchmark are approved by the Director, Risk Management.

The assigned internal ratings are relative rankings of default risk. When analysing portfolio credit risk within Treasury activities, the Bank maps internal ratings to external rating benchmarks to apply rating transition and default statistics sourced from rating agencies.

The Board-approved T&TRMA states the minimum rating and maximum tenor by type of eligible counterparty. Operational guidelines approved and issued by the Vice President, Risk Management set the maximum exposure size limits per rating class and counterparty type. The actual exposure size limit and/or tenor limit attributed to individual counterparties may be smaller or shorter, respectively, based on the likely direction of its credit quality over the medium term, its internal outlook, or on sector considerations. Individual counterparty lines for banks, corporates and insurance companies are measured, monitored and reviewed by Risk Management on a regular basis with a strong surveillance focus, including quarterly reports on the counterparties contributing the most to the credit VaR[5] of the Treasury portfolio.

The Bank's exposure measurement methodology for Treasury credit risk uses a Monte Carlo simulation technique that produces, to a high degree of confidence, maximum exposure amounts at future points in time for each counterparty (in practice, 95 per cent eVaR).[5] This includes all transaction types and is measured out to the maturity of the longest dated transaction with that counterparty. Exposures are calculated and controlled against approved limits daily with exceptions escalated to the Director, Risk Management for approval.

Risk mitigation techniques and risk transferring instruments reduce calculated credit exposure measures. For example, credit support annexes for over-the-counter (OTC) derivatives trading reduce potential future exposures in line with collateral posting expectations. Likewise, buying credit protection via a credit default swap usually decreases measured exposure on the reference entity

[5] VaR is a statistical estimate of the maximum probable loss that can be incurred, due to adverse movements in major risk drivers, over a given time horizon and estimated at a given confidence level. Expected shortfall, or eVaR, is the average loss beyond the VaR level and is a more accurate measure of large potential losses.

Credit risk in the Treasury portfolio: 2007 results
Treasury peak credit exposure increased during the year from €10.9 billion at 31 December 2006 to €12.9 billion at 31 December 2007. While exposure decreased slightly during the first half of the year, it increased markedly in the second half, as Treasury shifted some of its positions from medium term collateralised instruments (where exposure is based on a replacement cost, for example reverse repurchase agreements) to short term cash instruments (where exposure is based on the full nominal).

The credit quality of the Treasury portfolio deteriorated during 2007, with the average credit rating weighted by peak counterparty exposure – excluding Treasury's new activities in the Bank's countries of operations – standing at 1.91 at 31 December 2007 (2006: 1.78).[6] The deterioration came mostly as a result of the downgrade of some US investment banks in the fourth quarter of 2007. Including Treasury's new activities in the Bank's countries of operations (with counterparties typically rated 4.7 to 5.3 internally), the average credit rating for the overall Treasury portfolio was 1.97.

The percentage of Treasury transactions of investment grade quality[7] similarly decreased to 96.4 per cent at 31 December 2007 (2006: 97.9 per cent). Treasury's exposure to below investment grade obligors is limited to counterparties from the countries of operations and a few asset-backed securities (ABS) investments originally rated triple-A by leading external rating agencies and downgraded below investment grade mostly prior to 2006.

Placements with and advances to credit institutions
Set out below is an analysis of the Bank's placements with, and advances to, credit institutions for each of the Bank's relevant internal risk rating categories.

Risk rating	**2007 € million**	2006 € million
1-3: Excellent to very good	**4,255**	3,099
4: Good	**206**	36
5-6: Satisfactory to acceptable	**53**	–
At 31 December	**4,514**	3,135

At 31 December 2007 there were no placements with, and advances to, credit institutions past due or impaired (2006: nil).

Available-for-sale debt securities
Risk Management determines the eligibility of credit exposures based on the internal risk ratings applied and the parameters set out in the T&TRMA and other relevant policies and guidelines. In cases where the creditworthiness of security issuers deteriorates to levels below the standard of eligibility for new exposures, Risk Management and Treasury jointly recommend actions for the approval of the Vice President, Risk Management and the Vice President, Finance. Any decision to retain no longer eligible exposures is reported to the TEC and the Audit Committee.

[6] Using the Bank's internal rating scale, where 1.7 is equivalent to an external rating of AA+/Aa1/AA+ with S&P/Moody's/Fitch ratings and 2.0 is equivalent to an external rating of AA/Aa2/AA.

[7] BBB-/Baa3/BBB- level or above.

Credit quality of the Treasury portfolio

31 December 2007



Risk class	%
■ 1.0	29.3
■ 1.7-2.5	60.6
■ 2.7-3.3	6.7
■ 4.7-5.3	2.1
□ 8.0	1.2
⁚ 9.0	0.1

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

31 December 2006



Risk class	%
■ 1.0	41.4
■ 1.7-2.5	54.3
■ 2.7-3.3	2.2
■ 4.7-5.3	-
□ 8.0	1.9
⁚ 9.0	0.2

Note: Risk ratings range from 1 (lowest risk) to 10 (highest risk).

In cases where the Bank considers the exposure to be permanently reduced in value, impairment is recognised in the income statement. The following factors apply in the determination of impairment, which is reviewed by the TEC and approved by the Vice President, Risk Management and the Vice President, Finance:

- downgrading of the issuer below minimum eligibility levels for Treasury exposures;
- issuer failure to pay amounts contracted under the security;
- covenant breaches, default events and trigger level failures;
- deterioration of credit enhancement including diminution in collateral values; and
- legal proceedings such as bankruptcy, regulatory action or similar.

Set out below is an analysis of the Bank's available-for-sale debt securities for each of the Bank's relevant internal risk rating categories. No collateral is held over impaired debt securities.

Risk rating	**Neither past due nor impaired € million**	**Impaired gross € million**	**Cumulative impairment losses € million**	**Total € million**
1-3: Excellent to very good	**6,776**	**–**	**–**	**6,776**
4: Good	**3**	**–**	**–**	**3**
7-8: Special attention to substandard	**–**	**138**	**(44)**	**94**
9: Doubtful	**–**	**17**	**(17)**	**–**
At 31 December 2007	**6,779**	**155**	**(61)**	**6,873**

Risk rating	Neither past due nor impaired € million	Impaired gross € million	Cumulative impairment losses € million	Total € million
1-3: Excellent to very good	6,699	–	–	6,699
4: Good	3	–	–	3
7-8: Special attention to substandard	–	175	(46)	129
9: Doubtful	–	20	(20)	–
At 31 December 2006	6,702	195	(66)	6,831

Available-for-sale debt securities risk rated 8-10 are considered to be impaired because the fair value of these investments is significantly below cost.

Financial liabilities at fair value through profit or loss

Changes in the Bank's credit rating do not have an impact on the carrying amount of externally managed fund liabilities designated at fair value through profit or loss.

Derivatives

The EBRD's use of exchange-traded and OTC derivatives is primarily focused on hedging interest rate and foreign exchange risks arising from both its Banking and Treasury activities. Market views expressed through derivatives are also undertaken as part of Treasury's activities, while the transactions through which the Bank funds itself in capital markets are typically swapped into floating-rate debt with derivatives. In addition, the Bank uses credit derivatives as an alternative to investments in specific securities or to hedge certain exposures.

The risks arising from derivative instruments are combined with those deriving from all other instruments dependent on the same underlying risk factors, and are subject to overall market and credit risk limits, as well as to stress tests. Additionally, special care is devoted to those risks that are specific to the use of derivatives, through, for example, the monitoring of volatility risk for options, credit spread risk for swaps and basis risk for futures.

The table below shows the fair value of the Bank's derivative financial assets and liabilities at 31 December 2007 and 31 December 2006.

	Assets 2007 € million	Liabilities 2007 € million	Total 2007 € million	Assets 2006 € million	Liabilities 2006 € million	Total 2006 € million
Derivatives held for trading						
OTC foreign currency products						
Currency swaps	**120**	**(19)**	**101**	154	(11)	143
Spot and forward currency transactions	**15**	**(53)**	**(38)**	–	(20)	(20)
	135	**(72)**	**63**	154	(31)	123
OTC interest rate products						
Interest rate swaps	**82**	**(54)**	**28**	63	(43)	20
Forward rate agreements	**1**	**(1)**	**–**	–	–	–
Caps/floors	**–**	**(1)**	**(1)**	–	–	–
	83	**(56)**	**27**	63	(43)	20
OTC credit products						
Credit default swaps	**36**	**(23)**	**13**	3	(6)	(3)
Banking products						
Equity derivatives	**136**	**(148)**	**(12)**	85	–	85
Total derivatives held for trading	**390**	**(299)**	**91**	305	(80)	225
Derivatives held for hedging						
Derivatives designated as fair value hedges						
Interest rate swaps	**358**	**(159)**	**199**	515	(156)	359
Cross currency interest rate swaps	**1,213**	**(173)**	**1,040**	1,310	(270)	1,040
Total derivatives held for hedging	**1,571**	**(332)**	**1,239**	1,825	(426)	1,399
Total derivatives at 31 December	**1,961**	**(631)**	**1,330**	2,130	(506)	1,624

In order to manage credit risk in OTC derivative transactions, the Bank's policy is to approve ex-ante each counterparty individually and to review its creditworthiness and eligibility regularly. Overall limits are allocated to each eligible counterparty in compliance with guidelines that set a maximum for the size and tenor of exposure, based on the counterparty's internal credit rating and outlook. For those counterparties, typically banks, that are deemed eligible for foreign exchange and OTC derivatives, a portion of the overall counterparty limit is allocated to these instruments. Utilisation of limits, whether overall counterparty limits or dedicated foreign exchange and OTC derivatives limits, is calculated using a potential future exposure methodology. This is based on a Monte Carlo simulation-based model and is measured and monitored daily for all counterparties, independently from risk takers.

OTC derivative transactions are normally transacted only with the most creditworthy counterparties, rated at the internal equivalent of single-A and above. Furthermore, the Bank pays great attention to mitigating the credit risk of OTC derivatives through the negotiation of appropriate legal documentation with counterparties. OTC derivatives transactions are systematically documented with a Master Agreement (MA) and a Credit Support Annex (CSA). These provide for close-out netting and the posting of collateral by the counterparty once the Bank's exposure exceeds a given threshold, which is a function of the counterparty's perceived creditworthiness.

The Bank has also expanded the scope for applying risk mitigation techniques by documenting the widest possible range of instruments transacted with a given counterparty under a single MA and CSA, notably foreign exchange transactions. The Bank also systematically resorts to unwinding-upon-credit-downgrading clauses and, for long-dated transactions, unilateral break clauses. Similarly, the Bank emphasises risk mitigation for repurchase and reverse repurchase agreements and related transaction types through MA documentation.

At 31 December 2007, 78.0 per cent of the Bank's gross exposure to derivatives counterparties was with counterparties with which an MA and CSA had been completed (2006: 87.0 per cent). A further 20.7 per cent was with counterparties with which only an MA had been completed (2006: 12.9 per cent). In addition, 99.98 per cent of the Bank's exposure to foreign exchange and OTC derivatives was either with counterparties rated triple-A in their own right, or with counterparties with whom a collateral agreement had been completed, allowing for receipt of collateral in the form of cash or liquid, triple-A-rated government securities (2006: 100 per cent).

Collateral

The Bank mitigates credit risk by holding collateral against exposures to derivative counterparties.

At 31 December 2007, the total fair value of the Bank's derivative transactions amounted to €1.3 billion (2006: €1.6 billion). Counterparty exposure, for the purposes of collateralising credit risk, is only concerned with counterparties with whom the Bank has an overall net positive exposure. At 31 December 2007 this exposure stood at €1.5 billion (2006: 1.7 billion). Against this, the Bank held collateral of €1.1 billion (2006: €1.4 billion), reducing its net credit exposure to €0.4 billion (2006: €0.3 billion).

Where the Bank borrows or purchases securities subject to a commitment to resell them (a reverse repurchase agreement) but does not acquire the risk and rewards of ownership, the transactions are treated as collateralised loans. The securities are not included in the balance sheet and are held as collateral.

The table below illustrates the fair value of collateral held which is permitted to be sold or repledged in the absence of default. Sold or repledged collateral includes collateral on-lent through bond lending activities. In all cases the Bank has an obligation to return equivalent securities.

Collateral held as security	Held collateral 2007 € million	Sold or repledged 2007 € million	Held collateral 2006 € million	Sold or repledged 2006 € million
Derivative financial instruments				
Triple-A-rated government securities	**906**	**584**	1,275	589
Cash	**202**	**202**	116	116
Reverse sale and repurchase transactions	**1,033**	**–**	1,336	–
At 31 December	**2,141**	**786**	2,727	705

The term "collateralised placements" in the Bank's balance sheet is used to describe the economic substance of the transactions comprising that category. Such transactions involve the purchase of a financial asset together with entering into a total return swap whereby the risks and rewards of ownership of the asset are transferred back to the entity selling the asset. For accounting purposes, therefore, the economic substance of such transactions is a form of collateralised lending. However as the assets are legally owned by the Bank, they do not represent collateral for the purposes of the above disclosure. At 31 December 2007 the Bank held €1.8 billion (2006: €2.6 billion) of collateralised placements.

Credit risk in the Treasury portfolio: Concentration

Concentration by country and region

At 31 December 2007, Treasury credit risk exposure was allocated across 22 countries. The top six countries (by percentage of the total exposure) were the United States of America (36.3 per cent), the United Kingdom (17.4 per cent), Ireland (7.4 per cent), Spain (6.4 per cent), France (4.9 per cent) and Japan (4.2 per cent). The top six countries at 31 December 2006 were the United States of America (40.7 per cent), the United Kingdom (12.2 per cent), Spain (7.4 per cent), Belgium (6.9 per cent), France (4.4 per cent) and Japan (4.4 per cent).

Concentration of Treasury peak exposure by country/region

31 December 2007


United States 36.3%
United Kingdom 17.4%
Ireland 7.4%
Spain 6.4%
France 4.9%
Japan 4.2%
Germany 3.3%
Australia 3.1%
Netherlands 2.8%
Italy 2.6%
Canada 2.3%
Russia 2.1%
Portugal 1.5%
Regional 1.2%
Norway 1.1%
Switzerland 1.0%
Belgium 0.9%
5 smallest countries 1.5%

31 December 2006


United States 40.7%
United Kingdom 12.2%
Spain 7.4%
Belgium 6.9%
France 4.4%
Japan 4.4%
Australia 3.9%
Canada 3.4%
Germany 2.9%
Ireland 2.5%
Singapore 2.3%
Netherlands 1.9%
Regional 1.8%
Switzerland 1.7%
Italy 1.3%
Supranational 1.2%
Finland 0.4%
Sweden 0.4%
3 smallest countries 0.3%

Concentration by counterparty type
Banks represented 64.9 per cent of the overall exposure (2006: 54.3 per cent), following the build up in short term cash placements described above. Exposure to ABS, although slightly reduced in relative terms (14.8 per cent, down from 17.4 per cent at 31 December 2006) remained almost unchanged in nominal terms, and was the second largest counterparty type at 31 December 2007. Exposure to sovereigns (mostly the result of government securities placed to the Bank as part of its collateral agreements with OTC derivatives counterparties) was significantly reduced (6.7 per cent, down from 14.2 per cent at 31 December 2006).

B. Market risk

Market risk is the potential loss that could result from adverse market movements. The drivers of market risk are: (i) interest rate risk; (ii) foreign exchange risk; (iii) equity risk; and (iv) commodity price risk. Interest rate risks are further broken down into yield curve risk, which measures the impact of changes in the position and shape of the yield curve for a given currency, and volatility risk, which deals with risks specific to interest rate option transactions. Yield curve risk can in turn be divided into changes in the overall level of interest rates (a parallel shift of an entire yield curve), and changes in the slope or the shape of the yield curve. Similarly, foreign exchange rate risks are split into risk emanating from changes in the level of foreign exchange rates, and volatility risk, which is inherent within foreign exchange options.

Market risk in the Banking portfolio
The Banking loan portfolio is match-funded by Treasury in terms of currency so that for loan facilities extended in currencies other than euro the foreign exchange risk is fully hedged via the Treasury portfolio. Likewise, interest rate risk to which the Banking loan portfolio would normally be exposed is fully managed through the Treasury portfolio. As such there is no residual foreign exchange or interest rate risk present in the Banking loan portfolio. The main exposure to market risk in the Banking portfolio arises from the exposure of share investments to foreign exchange and equity price risk, neither of which is captured in the VaR figures discussed under "Market risk in the Treasury portfolio" on page 32.

Exposure by counterparty type

31 December 2007



Risk class	%
Banks	64.9
ABS	14.8
Sovereigns	6.7
Insurance companies	6.2
Derivative product companies	2.6
Countries of operations counterparties	2.1
Corporates	1.9
Multilateral organisations	0.8

31 December 2006



Risk class	%
Banks	54.3
ABS	17.4
Sovereigns	14.2
Insurance companies	7.0
Derivative product companies	3.6
Corporates	2.3
Multilateral organisations	1.2

Foreign exchange risk

The table below summarises the potential impact on the Bank's net profit and available-for-sale reserves from an increase or decrease in relevant foreign exchange rates.

	5-year rolling average movement in exchange rate %	Fair value through profit or loss share investments € million	Available for-sale share investments € million	Total share investments € million	Impact on net profit € million	Impact on available-for-sale reserves € million
Croatian kuna	**1.4**	**953**	**121**	**1,074**	**13**	**2**
Euro	**–**	**1,014**	**726**	**1,740**	**–**	**–**
Russian rouble	**5.7**	**674**	**429**	**1,103**	**39**	**24**
Romanian leu	**8.2**	**10**	**687**	**697**	**1**	**57**
United States dollar	**13.0**	**281**	**582**	**863**	**36**	**76**
Other non-euro	**6.7**	**537**	**579**	**1,116**	**36**	**38**
At 31 December 2007	**–**	**3,469**	**3,124**	**6,593**	**125**	**197**

	5-year rolling average movement in exchange rate %	Fair value through profit or loss share investments € million	Available for-sale share investments € million	Total share investments € million	Impact on net profit € million	Impact on available-for-sale reserves € million
Croatian kuna	1.6	606	12	618	12	–
Euro	–	950	700	1,650	–	–
Russian rouble	9.7	125	121	246	13	12
Romanian leu	12.1	9	560	569	1	67
United States dollar	14.3	388	624	1,012	54	88
Other non-euro	10.1	322	636	958	33	64
At 31 December 2006	–	2,400	2,653	5,053	113	231

Net profit for the year would increase/decrease as a result of movements in the fair value of associate share investments and high risk equity funds classified as at fair value through profit or loss. Available-for-sale reserves would increase/decrease as a result of movements in the fair value of non-associate share investments classified as available-for-sale.

Equity price risk

In terms of equity price risk, the Bank expects the effect on net profit and available-for-sale reserves will bear a linear relationship to the movement in equity indices. The table below summarises the potential impact on the Bank's net profit and available-for-sale reserves from an increase or decrease in relevant benchmark indices.

		5 year rolling average movement in benchmark index %	Fair value through profit or loss share investments € million	Available for-sale share investments € million	Total share investments € million	Impact on net profit € million	Impact on available-for-sale reserves € million
Russian Federation	RTS Index	**47.9**	**791**	**671**	**1,462**	**379**	**322**
Croatia	CROBEX Index	**36.9**	**954**	**121**	**1,075**	**352**	**45**
Romania	BET Index	**45.4**	**160**	**740**	**900**	**73**	**336**
Poland	WIG Index	**31.7**	**217**	**207**	**424**	**69**	**65**
Serbia	BELEX15 Index	**48.2**	**318**	**16**	**334**	**153**	**8**
Hungary	CHTX Index	**30.9**	**169**	**165**	**334**	**52**	**51**
Kazakhstan	KASE Index	**107.5**	**14**	**257**	**271**	**15**	**276**
Slovak Republic	SAX Index	**29.0**	**–**	**95**	**95**	**–**	**28**
Regional and other	Weighted average	**45.4**	**846**	**852**	**1,698**	**384**	**386**
At 31 December 2007		**–**	**3,469**	**3,124**	**6,593**	**1,477**	**1,517**

		5 year rolling average movement in benchmark index %	Fair value through profit or loss share investments € million	Available for-sale share investments € million	Total share investments € million	Impact on net profit € million	Impact on available-for-sale reserves € million
Russian Federation	RTS Index	51.7	372	265	637	192	137
Croatia	CROBEX Index	30.4	609	122	731	185	37
Romania	BET Index	65.0	157	593	750	102	385
Poland	WIG Index	30.3	226	264	490	68	79
Serbia	BELEX15 Index	58.0	222	20	242	129	11
Hungary	CHTX Index	35.9	94	172	266	34	62
Kazakhstan	KASE Index	112.4	1	461	462	1	518
Slovak Republic	SAX Index	30.8	34	87	121	11	27
Regional and other	Weighted average	53.5	685	669	1,354	366	360
At 31 December 2006		–	2,400	2,653	5,053	1,088	1,616

Net profit for the year would increase/decrease as a result of movements in the fair value of associate share investments and high risk equity funds classified as at fair value through profit or loss. Available-for-sale reserves would increase/decrease as a result of movements in the fair value of non-associate share investments classified as available-for-sale.

Market risk in the Treasury portfolio

The EBRD's market risk exposure arises from the fact that the movement of interest rates and foreign exchange rates may have an impact on positions taken by the Bank in its Treasury portfolio.

The Bank monitors its exposure to market risk in its Treasury portfolio through a combination of limits, based on Monte Carlo simulation-based eVaR, also known as Expected Shortfall, and a variety of additional risk measures. The Bank's overall eVaR limit is laid down in the Board-approved T&TRMA. Foreign exchange exposures are further constrained by a dedicated eVaR sub-limit.

Additional eVaR measures are monitored, in particular for drilling down from aggregate eVaR measures to individual market factors (marginal eVaR and VaR sensitivities). For the options portfolio, dedicated options eVaR computations are performed in order to factor in the non-linear behaviour of option instruments.

For internal monitoring purposes, eVaR is defined as the average (above a certain threshold) potential loss that could be incurred due to adverse fluctuations in interest rates and foreign exchange rates over a one-day trading horizon and computed with a 95 per cent confidence level. For enhanced comparability across institutions, numbers disclosed in this financial report are also VaR-based and scaled up to a 99 per cent confidence level over a ten-trading-day horizon.

Although eVaR is a more robust measure of market risk than VaR and is used to measure Treasury portfolio risk, it also remains limited by its historical framework in so far as past market events are not necessarily a perfect predictor of future unfolding scenarios. For these reasons a number of other risk measures are employed to complement eVaR and VaR data, with numbers produced using a different set of assumptions and based on a set of risk factor sensitivities. This is also to ensure that material risks are not ignored by focusing on one particular set of risk measures. Foreign exchange risk and the various types of interest rate risks, whether for outright exposures or for options, are monitored with sensitivity-based measures independently for each currency and type of option. A series of stress tests is also produced on a daily basis. These primarily encompass:

- stress-testing the options portfolio for joint large changes in the level of the price of the underlying security and that of volatility;
- analysing, for each currency separately, the profit and loss impact of large deformations in the level and shape of the yield curve; and
- producing stress tests covering the entire Treasury portfolio based on historical scenarios.

The EBRD aims to limit and manage market risks as far as possible through active asset and liability management. Interest rate risks are managed by synthetically hedging the interest rate profiles of assets and liabilities, mainly through the use of exchange-traded and OTC derivatives for hedging purposes. Exposures to foreign exchange and interest rate risks are measured and monitored daily by Risk Management to ensure compliance with authorised limits.

Interest rate and foreign exchange risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates the extent to which it is exposed to interest rate risk.

The Bank's interest rate risk measurement is complemented by accepted market techniques including VaR, spread risk and volatility risk, on which frequent management reporting takes place.

At 31 December 2007, the aggregate VaR of the Bank's Treasury portfolio, calculated by reference to a 99 per cent confidence level and over a ten-trading-day horizon, stood at €5.1 million (2006: €1.7 million). Correlation effects in the portfolio reduce the aggregate VaR below the sum of the individual VaR exposures.

The year-end VaR values denote a modest use throughout the year of the Board-approved total VaR limit for all Treasury funds, which amounts to €18.0 million (2006: €18.0 million). The average VaR over the year was €3.0 million (2006: €2.6 million), while the lowest and highest values were €1.6 million and €5.1 million respectively (2006: €1.7 million and €3.5 million).

Total VaR – overall limit €18m

(10 trading days 99% confidence level, BIS compliant dataset)



VaR (€ million; month-end figure)
6
5
4
3
2
1
0
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07

Market risk exposure incurred by Treasury derives from positions managed either internally by Treasury or by external asset managers (EAM), participating in the euro-denominated interest rate trading programme or the US dollar-denominated mortgage backed securities programme.

Within the overall market risk exposure, the VaR of the internally managed portfolios stood at €3.1 million at the end of 2007 (2006: €0.9 million). The range during the year was between €0.7 million and €3.1 million (2006: between €0.9 million and €1.9 million). The size of the internally managed portfolio to which these figures relate was €14.5 billion at 31 December 2007 (2006: €13.7 billion).

Market risks incurred on the externally managed portfolios exhibited a year-end VaR of €0.6 million (2006: €0.3 million) for the euro-denominated programme and €2.0 million (2006: €0.7 million) for the US dollar-denominated programme. Following a review of the rationale for these externally managed portfolios undertaken by Treasury during the second half of 2007, a decision was taken to close down the euro-denominated interest rate programme with effect from 31 January 2008.

The specific contribution from foreign exchange risk to the overall VaR stood at €0.5 million at year-end (2006: €0.5 million). As in previous years, this contribution was small throughout 2007 and never exceeded €0.5 million (2006: €1.2 million). Interest rate positioning continued to represent the majority of the Bank's market risk exposure. Interest rate option exposure remained modest throughout the year especially at the end of the year, where, as in 2006, options VaR was negligible.

Equity price risk
The Bank has direct exposure to equity risk through one Treasury share investment for which the market risk is assessed on a stand-alone basis within a VaR/eVaR framework and added to the overall Treasury risk. In general, for such direct equity exposures, the risks would be monitored and reported on a regular basis. Indirect exposure to equity risk occurs in the form of linked structures that are traded on a back-to-back basis and therefore result in no outright exposure.

Commodity price risk
At 31 December 2007 the Treasury portfolio was not exposed to any commodity risk as all such transactions had been done on a back-to-back basis.

C. Liquidity risk

Liquidity risk management process
The Bank's liquidity policy is set out in the Liquidity Policy Review. This document is updated annually and approved by the Board. The overall liquidity policy within this document sets out the framework that ensures the Bank's ability to meet all its liquidity obligations in the medium term, with further details incorporated within the liquidity management guidelines as part of the Treasury Guidelines. As part of this annual review process, there is an assessment of the Bank's projected liquidity based on projected operational and financial cash flows, together with the proposed Borrowing Programme for the following year. The Bank's liquidity position is also monitored on a monthly basis by the Vice President, Risk Management.

The Bank is committed to maintaining a strong liquidity position. To ensure this, the Bank requires a minimum target liquidity ratio, based on a multi-year context, of 45 per cent of its next three years' net cash requirements, with full coverage of all committed but undisbursed project financing plus one year's debt service. This policy is implemented by maintaining liquidity in an operating target zone of 90 per cent of the next three years' net cash requirements, and 100 per cent of committed but undisbursed project financing, plus one year's debt service – above the required minimum level.

The table opposite provides an analysis of the cash flows payable on financial liabilities placed into relevant maturity groupings, based on the remaining period from the balance sheet date to the contractual maturity date. It presents the earliest maturity dates at which the Bank's counterparties have the ability to demand repayment. The figures represent undiscounted cash flows and therefore do not agree to the balance sheet.

Net settling interest rate derivatives typically include interest rate swaps and forward rate agreements. Gross settling interest rate derivatives include cross currency interest rate swaps. While the pay legs of these derivatives must be disclosed, the inflows have also been presented in the accompanying table for information purposes. Foreign exchange derivatives include currency forwards and currency swaps. As exchange traded interest rate futures and options are cash settled daily, their undiscounted future cash flows at the balance sheet date are negligible.

Financial liabilities at 31 December 2007	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Total € million
Non-derivative cash flows						
Amounts owed to credit institutions	**1,432**	**25**	**22**	–	–	**1,479**
Debts evidenced by certificates	**1,181**	**1,770**	**2,791**	**6,281**	**11,893**	**23,916**
Other financial liabilities	**599**	**13**	–	–	–	**612**
At 31 December 2007	**3,212**	**1,808**	**2,813**	**6,281**	**11,893**	**26,007**
Trading derivative cash flows						
Net settling interest rate derivatives	**1**	**1**	**3**	**14**	**29**	**48**
Gross settling interest rate derivatives – outflow	**16**	**2**	**287**	**1,149**	**70**	**1,524**
Gross settling interest rate derivatives – inflow	**(12)**	**(2)**	**(287)**	**(1,148)**	**(66)**	**(1,515)**
Foreign exchange derivatives – outflow	**705**	**1,528**	**3**	–	–	**2,236**
Foreign exchange derivatives – inflow	**(692)**	**(1,501)**	**(3)**	–	–	**(2,196)**
Credit derivatives	–	**(1)**	**(1)**	**(2)**	**2**	**(2)**
At 31 December 2007	**18**	**27**	**2**	**13**	**35**	**95**
Hedging derivative cash flows						
Net settling interest rate derivatives	**3**	**12**	**9**	**79**	**(70)**	**33**
Gross settling interest rate derivatives – outflow	**64**	**462**	**779**	**1,209**	**501**	**3,015**
Gross settling interest rate derivatives – inflow	**(66)**	**(438)**	**(836)**	**(1,205)**	**(420)**	**(2,965)**
At 31 December 2007	**1**	**36**	**(48)**	**83**	**11**	**83**
Total financial liabilities at 31 December 2007	**3,231**	**1,871**	**2,767**	**6,377**	**11,939**	**26,185**

Financial liabilities at 31 December 2006	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Total € million
Non-derivative cash flows						
Amounts owed to credit institutions	1,131	59	15	–	–	1,205
Debts evidenced by certificates	908	1,443	2,873	5,180	13,592	23,996
Other financial liabilities	880	4	–	–	–	884
At 31 December 2006	2,919	1,506	2,888	5,180	13,592	26,085
Trading derivative cash flows						
Net settling interest rate derivatives	4	1	4	13	35	57
Gross settling interest rate derivatives – outflow	2	1	23	474	21	521
Gross settling interest rate derivatives – inflow	(3)	(1)	(24)	(464)	(20)	(512)
Foreign exchange derivatives – outflow	172	680	5	–	–	857
Foreign exchange derivatives – inflow	(169)	(664)	(4)	–	–	(837)
Credit derivatives	–	1	2	9	2	14
At 31 December 2006	6	18	6	32	38	100
Hedging derivative cash flows						
Net settling interest rate derivatives	4	11	11	45	(15)	56
Gross settling interest rate derivatives – outflow	78	381	1,446	1,118	764	3,787
Gross settling interest rate derivatives – inflow	(77)	(341)	(1,391)	(1,063)	(596)	(3,468)
At 31 December 2006	5	51	66	100	153	375
Total financial liabilities at 31 December 2006	2,930	1,575	2,960	5,312	13,783	26,560

Operational risk[8]

The EBRD defines operational risk as all aspects of risk-related exposure other than those falling within the scope of credit, market and liquidity risk. This includes the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk. Examples include:

- errors or failures in transaction support systems and inadequate disaster recovery planning, including errors in the mathematical formulae of pricing or hedging models, or in the computation of the fair value of transactions;
- external events;
- damage to the EBRD's name and reputation, either directly by adverse comments or indirectly;
- errors or omissions in the processing and settlement of transactions, whether in the areas of execution, booking or settlement or due to inadequate legal documentation;
- errors in the reporting of financial results or failures in controls, such as unidentified limit excesses or unauthorised trading/trading outside policies; and
- dependency on a limited number of key personnel, inadequate or insufficient staff training or skill levels.

The EBRD has a low tolerance for material losses arising from operational risk exposures. Where material operational risks are identified (that is, those that may lead to material loss if not mitigated), appropriate mitigation and control measures are put in place after a careful weighing of the risk/return trade off. Maintaining the EBRD's reputation is of paramount importance and reputational risk has therefore been included in the Bank's definition of operational risk. The EBRD will always try to take all reasonable and practical steps to safeguard its reputation.

Within the EBRD, there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the EBRD's high standards of business ethics and its established system of internal controls, checks and balances and segregation of duties. These are supplemented with:

- the EBRD's Codes of Conduct;
- disaster recovery/contingency planning;
- the Public Information Policy;
- client and project integrity due diligence procedures, including anti-money-laundering measures;
- procedures for reporting and investigating suspected staff misconduct, including fraud;
- information management policy; and
- procurement and purchasing policies, including the detection of corrupt practices in procurement.

Responsibility for developing the operational risk framework and for monitoring its implementation resides within the Risk Management Vice Presidency. Risk Management is responsible for the overall framework and structure to support line managers who control and manage operational risk as part of their day-to-day activities. Risk Management drafts proposals for discussion and review to the Operational Risk Management Group (ORMG), which implements the operational risk management policies and techniques throughout the Bank.

The ORMG is chaired by the Vice President, Risk Management and its membership comprises senior managers across the EBRD who have been identified as potentially facing the most operational risk within their day-to-day activities. The ORMG's task is to develop and coordinate the EBRD's approach to managing operational risk, and to ensure that it is widely implemented across all areas of the EBRD.

[8] This has been provided for information purposes only and does not form part of the financial statements. As such the information is unaudited.

The EBRD's current operational risk framework includes an agreed definition (see above), the categorisation of different loss type events to capture the EBRD's exposure to operational risk, a group of key risk indicators to measure such risks and the identification of specific operational risks through an annual self assessment exercise. Departments within the EBRD identify their operational risk exposures and evaluate the mitigating controls that help to reduce the inherent or pre-control risk. Each operational risk is assessed for its impact, according to a defined value scale and the likelihood of occurrence, based on a frequency-by-time range. Following the conclusion of the self assessment exercise, a series of challenge meetings based on product or risk type lines and across departments are held to validate the results and to increase consistency between departments.

Another element of the EBRD's operational risk management framework is loss data – both internal and external. The EBRD collects internal operational risk incident data as reported by departments primarily to improve the control environment by taking into account the cost of control strengthening and perceived potential future losses. The EBRD is a member of an external loss database where members "pool" operational risk incident information over a monetary threshold. This will provide the EBRD with access to a depth of information wider than its own experience and supplements analysis undertaken on internal incidents reported.

Risk Management Systems Programme[8]

The Bank is in the process of implementing a Risk Management Systems Programme ("the Programme"). This Programme will establish a Bank-wide credit exposure and portfolio risk measurement framework. This framework will support a scenario-consistent approach to the measurement of exposures through scenario and time, a consistent methodology for the measurement of credit portfolio risk across Banking and Treasury products, and the calculation of VaR and eVaR across both portfolios.

The Programme comprises several distinct but integrated systems projects. The core element is the implementation of a new single risk platform encompassing both the Treasury and Banking portfolio, designed to model the Bank's exposures on a consistent basis across the portfolios as well as modelling the overall portfolio credit and market risk. The ancillary projects include a replacement system for limit management and Treasury credit risk control workflows, and a new system to generate cash flows for the Banking portfolio. Operational processes surrounding the new systems, methodologies and data maintenance are being put in place. Furthermore, the Programme includes non-system elements, such as a change in the approach to the risk rating of Banking portfolio exposures to comply with Basel recommendations and to facilitate credit risk modelling. Some of the systems implemented under the Programme will supersede models currently in use.

The Programme preparation started in early 2006. Implementation is phased and the last phase is expected to be completed by the end of 2009. Phases completed during 2007 included the selection of the risk engine platform, the limit management and workflow system and the implementation of the counterparty hierarchy system. Phases ongoing at the end of 2007 included the implementation of the risk engine platform, initially for market risk on the Treasury portfolio; the limit management and workflow module; the Banking asset cash flow generation system; and the revision of credit risk rating approach for the Banking portfolio.

Capital management

The Bank's original authorised share capital was €10.0 billion. Under Resolution No. 59, adopted on 15 April 1996, the Board of Governors approved a doubling of the Bank's authorised capital stock to €20.0 billion. This increase allowed the Bank to continue to implement its operational strategy on a sustainable basis. The Bank does not have any other classes of capital.

The Bank's capital usage is guided by statutory and financial policy parameters. Article 12 of the Agreement Establishing the Bank limits the total amount of outstanding loans, equity investments and guarantees made by the Bank in its countries of operations to the total amount of the Bank's unimpaired subscribed capital, reserves and surpluses, establishing a 1:1 gearing ratio. Article 12 also limits the total amount of disbursed share investments to the total amount of the Bank's unimpaired paid-in subscribed capital, surpluses and general reserve. At 31 December 2007 the Bank's gearing ratio was 80 per cent (2006: 76 per cent). No capital utilisation limits were breached during the year (2006: nil).

In accordance with the requirements of Article 5.3 of the Agreement, the Board of Governors shall review the capital stock of the Bank at intervals of not more than five years. In 2006 the Bank concluded a review of its capital stock as part of the Third Capital Resources Review (CRR3). This included an analysis of the transition impact and operational activity of the Bank; an assessment of the economic outlook and transition challenges in the region; the formulation of the medium-term portfolio development strategy and objectives; and a detailed analysis of the Bank's projected future financial performance and capital adequacy.

The Bank's headroom measure of capital adequacy has traditionally been reviewed and supplemented with a risk-based analysis using both (i) regulatory capital guidelines of the Basel II Capital Accord and (ii) a proxy for economic capital based on the Bank's Risk Capital Model. On this basis the CRR3 analysis showed that the Bank should have sufficient capital to implement its operational strategy over the 2006-10 period within the stated risk and financial assumptions. The review underlined that the Bank relies on a strong capital base and stressed the need for prudent financial policies that support conservative provisioning, strong liquidity and long term profitability. This is intended to enable the Bank to sustain its operational activity, taking account of significant medium-term risks arising from its projects, from uncertainty in some sectors and countries of operations, and from the volatility of the financial markets.

The Bank is currently developing an improved economic capital framework based on an holistic approach to quantifying all the risks the Bank is exposed to. In addition, a review of the current interpretation of the statutory gearing ratio is also underway as part of the Bank's 2007 net income allocation decision making process.

Classification and fair value of financial assets and liabilities

The table below sets out the Bank's financial assets and liabilities in accordance with IAS 39 categories.

At 31 December 2007	Held for trading € million	Designated at fair value through profit or loss € million	Derivatives held for hedging purposes € million	Loans and receivables € million	Available-for-sale € million	Financial liabilities at amortised cost € million	Carrying amount € million
Financial assets							
Placements with and advances to credit institutions	–	–	–	4,514	–	–	4,514
Collateralised placements	–	–	–	1,818	–	–	1,818
Debt securities	477	1,024	–	–	6,873	–	8,374
Derivative financial instruments	390	–	1,571	–	–	–	1,961
Other financial assets	–	510	–	315	–	–	825
Loan investments	–	–	–	8,985	–	–	8,985
Provisions for impairment of loan investments	–	–	–	(124)	–	–	(124)
Banking share investments	–	3,469	–	–	3,124	–	6,593
Treasury share investments	–	–	–	–	47	–	47
Paid in capital receivable	–	–	–	100	–	–	100
Total financial assets	**867**	**5,003**	**1,571**	**15,608**	**10,044**	**–**	**33,093**
Financial liabilities							
Amounts owed to credit institutions	–	–	–	–	–	(1,462)	(1,462)
Debts evidenced by certificates	–	–	–	–	–	(16,209)	(16,209)
Derivative financial instruments	(299)	–	(332)	–	–	–	(631)
Other financial liabilities	–	(616)	–	–	–	(383)	(999)
Total financial liabilities	**(299)**	**(616)**	**(332)**	**–**	**–**	**(18,054)**	**(19,301)**

At 31 December 2006	Held for trading € million	Designated at fair value through profit or loss € million	Derivatives held for hedging purposes € million	Loans and receivables € million	Available-for-sale € million	Financial liabilities at amortised cost € million	Carrying amount € million
Financial assets							
Placements with and advances to credit institutions	–	–	–	3,135	–	–	3,135
Collateralised placements	–	–	–	2,573	–	–	2,573
Debt securities	864	900	–	–	6,831	–	8,595
Derivative financial instruments	305	–	1,825	–	–	–	2,130
Other financial assets	–	731	–	263	–	–	994
Loan investments	–	–	–	8,311	–	–	8,311
Provisions for impairment of loan investments	–	–	–	(341)	–	–	(341)
Banking share investments	–	2,400	–	–	2,653	–	5,053
Paid in capital receivable	–	–	–	192	–	–	192
Total financial assets	1,169	4,031	1,825	14,133	9,484	–	30,642
Financial liabilities							
Amounts owed to credit institutions	–	–	–	–	–	(1,194)	(1,194)
Debts evidenced by certificates	–	–	–	–	–	(15,622)	(15,622)
Derivative financial instruments	(80)	–	(426)	–	–	–	(506)
Other financial liabilities	–	(889)	–	–	–	(308)	(1,197)
Total financial liabilities	(80)	(889)	(426)	–	–	(17,124)	(18,519)

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of collateralised placements and Banking fixed rate loans where interest rate risk has been hedged on a portfolio basis. The fair value of collateralised placements in 2007 was €66 million above the current balance sheet value (2006: €24 million above). The Bank does not hedge account for fixed rate loans where the interest rate is hedged on a portfolio basis and therefore the underlying changes to the fair value of these assets are not recognised on the balance sheet. At 31 December 2007, the fair value of these loans was €18 million above the current balance sheet value (2006: €12 million above).

"Debts evidenced by certificates" represents the Bank's borrowing activities executed through the issuance of commercial paper and bonds. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. Bonds are measured under hedge accounting rules due to their linkage with interest rate and currency swaps. The hedged values of the bonds are not traded in an open market and are therefore valued through valuation techniques in which all observable market data that could influence the required valuations, namely benchmark interest rates (LIBOR or equivalent) and foreign currency exchange rates, has been incorporated. See Note 21 on "Debts evidenced by certificates" for information on the hedged fair value adjustment. The Bank considers that the fair value of its "debts evidenced by certificates" approximates to the reported hedged fair value as the Bank's credit rating has remained unchanged from the date of issuance of its bonds and therefore its borrowing credit spread has remained stable.

1. Establishment of the Bank

i Agreement Establishing the Bank
The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 December 2007, the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement
The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London at the start of the Bank's operations on 15 April 1991.

2. Segment information

Business segments
For management purposes, the business of the Bank comprises primarily Banking and Treasury operations. Banking activities represent investments in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	Banking 2007 € million	**Treasury 2007 € million**	**Aggregated 2007 € million**	Banking 2006 € million	Treasury 2006 € million	Aggregated 2006 € million
Interest income	**594**	**694**	**1,288**	515	545	1,060
Other income	**1,438**	**(8)**	**1,430**	2,195	24	2,219
Fair value movement on paid-in capital receivable and associated hedges[1]	**4**	**1**	**5**	5	–	5
Total segment revenue	**2,036**	**687**	**2,723**	2,715	569	3,284
Less interest expenses and similar charges[2]	**(497)**	**(643)**	**(1,140)**	(370)	(485)	(855)
Allocation of the return on capital[1,2]	**381**	**42**	**423**	226	26	252
Fair value movement on non-qualifying and ineffective hedges	**–**	**(72)**	**(72)**	–	(14)	(14)
Less general administrative expenses	**(221)**	**(19)**	**(240)**	(195)	(17)	(212)
Less depreciation and amortisation	**(10)**	**(1)**	**(11)**	(12)	(1)	(13)
Segment result before provisions	**1,689**	**(6)**	**1,683**	2,364	78	2,442
Provisions for impairment of loan investments	**201**	**–**	**201**	(53)	–	(53)
Net profit/(loss) for the year	**1,890**	**(6)**	**1,884**	2,311	78	2,389
Segment assets[3]	**15,838**	**17,237**	**33,075**	13,309	17,190	30,499
Paid-in capital receivable			**100**			192
Total assets			**33,175**			30,691
Segment liabilities						
Total liabilities	**125**	**19,176**	**19,301**	135	18,384	18,519
Capital expenditure	**41**	**3**	**44**	32	2	34

[1] Fair value movement on paid-in capital receivable and associated hedges together with the allocation of the return on capital totalled €428 million (2006: €257 million), which represented the Bank's return on net paid-in capital used in segmental results.

[2] Interest expenses and similar charges together with the allocation of the return on capital totalled €717 million (2006: €603 million). This represented the Bank's "Interest expenses and similar charges" as reported in the income statement.

[3] Treasury assets include €14.7 billion of assets under Treasury management and €2.5 billion of Treasury related derivative financial instruments and other financial assets.

Secondary reporting format – geographical segment

The Bank's activities are divided into four regions for internal management purposes.

	Segment revenue 2007 € million	Segment revenue 2006 € million	Segment assets 2007 € million	Segment assets 2006 € million
Advanced countries[1]	**554**	837	**4,670**	4,359
Early/Intermediate countries[2]	**537**	1,468	**6,494**	5,405
Russian Federation	**945**	410	**4,674**	3,545
OECD (Treasury operations)	**687**	569	**17,237**	17,190
Total	**2,723**	3,284	**33,075**	30,499

[1] Advanced countries are Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.

[2] Early/Intermediate countries are Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Mongolia, Montenegro, Romania, Serbia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

3. Net interest income

	2007 € million	2006 € million
Interest and similar income:		
Loans to customers	**594**	515
Debt securities	**339**	307
Collateralised placements	**100**	89
Reverse repurchase agreements	**93**	59
Cash and short term funds	**100**	67
Other	**67**	28
Interest and similar income	**1,293**	1,065
Interest expenses and similar charges:		
Debts evidenced by certificates	**(687)**	(602)
Other	**(30)**	(1)
Interest expenses and similar charges	**(717)**	(603)
Net interest income	**576**	462

Interest income accrued on impaired available-for-sale debt securities at 31 December 2007 was €0.4 million (2006: €1.6 million). Interest income accrued on impaired loan investments at 31 December 2007 was €0.2 million (2006: €36,000).

4. Net fee and commission income

The main components of net fee and commission income are as follows:

	2007 € million	2006 € million
Appraisal fees	**4**	3
Trade finance fees	**4**	7
Repayment fees	**3**	3
Syndication fees	**3**	3
Other	**2**	1
Equity fund fee expenses	**(2)**	(2)
Net fee and commission income	**14**	15

Front-end and commitment fees of €51 million (2006: €43 million) received in 2007, together with related direct costs of €7 million (2006: €6 million), have been deferred on the balance sheet. They will be recognised in interest income over the period from disbursement to repayment of the related loan, in accordance with IAS 18. In 2007, €18 million (2006: €10 million) of previously deferred fees and direct costs were recognised in interest income.

5. Net gains from share investments at fair value through profit or loss

	2007 € million	2006 € million
Net unrealised gains from associate share investments and high-risk equity funds	**870**	731
Net realised gains from associate share investments and high-risk equity funds	**298**	143
Net unrealised (losses)/gains from equity related derivatives	**(97)**	23
Net realised gains from equity related derivatives	**-**	1
Net gains from share investments at fair value through profit or loss	**1,071**	898

6. Net gains from available-for-sale share investments

	2007 € million	2006 € million
Net realised gains from available-for-sale share investments	**255**	1,194
Recoveries of previously recognised impairment losses	**22**	7
Impairment losses from available-for-sale share investments	**(11)**	(6)
Net gains from available-for-sale share investments	**266**	1,195

7. Net (losses)/gains from available-for-sale Treasury assets

	2007 € million	2006 € million
Realised gains from available-for-sale Treasury assets	**1**	6
Recoveries of previously recognised impairment losses on debt securities	**1**	14
Impairment losses from available-for-sale Treasury assets	**(3)**	(4)
Net (losses)/gains from available-for-sale Treasury assets	**(1)**	16

8. Net (losses)/gains from dealing activities at fair value through profit or loss

	2007 € million	2006 € million
Debt buy-backs	**1**	6
Internally managed dealing portfolio held for trading	**12**	2
Internally managed dealing portfolio designated at fair value through profit or loss	**(17)**	(1)
Externally managed dealing portfolio designated at fair value through profit or loss	**(4)**	–
Net (losses)/gains from dealing activities at fair value through profit or loss	**(8)**	7

Net losses on the dealing portfolio include both realised and unrealised gains or losses, together with associated interest income and expense.

9. Fair value movement on non-qualifying and ineffective hedges

The hedging practices and accounting treatment are disclosed under "Derivative financial instruments and hedge accounting" in the Accounting policies on page 15.

Fair value movement on non-qualifying and ineffective hedges
The fair value movement on non-qualifying and ineffective hedges represents an accounting adjustment in respect of hedging relationships undertaken by the Bank that either do not qualify for hedge accounting or do not fully offset when measured in accordance with IFRS. This unrealised adjustment does not reflect the economic substance as the reported losses would not be realised in cash flow terms were the hedging relationships to be terminated. The adjustment will reverse over time as the underlying deals approach their maturities. Under IFRS, the instruments within these hedging relationships are subject to different valuation methodologies. In particular, a pricing component of currency swaps (known as the cross-currency basis spread) is not applied to the related hedged bond. This component is a feature of supply and demand requirements for other currencies relative to the US dollar. Such differences can create hedge ineffectiveness or hedge failures under IFRS, the combined effect of which is reported within this line of the income statement.

In 2007 a loss of €72 million was incurred (2006: loss of €14 million). These losses were sustained mostly in quarter two, when one large hedge failure created a loss of €31 million, and in quarter four when the turbulent market conditions caused a widening of cross-currency basis spreads in a number of the funding currencies in which the Bank issues bonds. In particular, this affected the South African rand and New Zealand dollar currencies, where the spread widening caused combined negative hedge ineffectiveness of €22 million.

The gains on the hedged items in 2007 were €337 million (2006: €269 million) while the losses on the associated hedging instruments were €403 million (2006: €287 million), creating a net loss of €66 million on one-to-one hedge relationships for which the Bank applies hedge accounting. A further loss of €6 million (2006: gain of €4 million) was attributable to derivatives employed to hedge interest rate risk on the Bank's loan portfolio and for which the Bank does not apply hedge accounting.

Cash flow hedges

The Bank hedges on an annual basis to minimise the exchange rate risk associated with incurring administrative expenses in sterling. At 31 December 2007 no cash flow hedges were in place. In 2007 and 2006 there was no ineffectiveness recognised in the income statement arising from cash flow hedges.

10. General administrative expenses

	2007 € million	2006 € million
Personnel costs	**156**	141
Overhead expenses net of government grants	**91**	77
General administrative expenses	**247**	218
Deferral of direct costs related to loan origination and commitment maintenance	**(7)**	(6)
Net general administrative expenses	**240**	212

The average number of staff included in personnel costs during the year were: 1,035 headquarters staff (2006: 995), 278 locally hired staff in Resident Offices (2006: 247), 85 contract staff, comprising special contract staff, interns/short-term staff and locally hired general service contract staff (2006: 96), and 76 Board of Directors personnel (2006: 76). Some 61 staff members were externally funded (2006: 75).

Staff numbers at 31 December 2007 consisted of: 1,052 headquarters staff (comprising regular and analyst staff in Bank departments and Board support staff) (2006: 1,018), 295 locally hired staff in Resident Offices (2006: 261), 88 contract staff (2006: 81), comprising 12 special contract staff (2006: 16), 53 interns/short-term staff (2006: 41) and 23 locally hired general service contract staff (2006: 24), and 76 Board of Directors personnel (2006: 75). Some 58 staff members were externally funded (2006: 64). In addition, the Russia Small Business Fund engaged 45 Project Bureau staff (2006: 74) on projects in the Russian Federation.

The following fees for work performed by the Bank's external auditors were included in overhead expenses:

Audit and assurance services	2007 € 000	2006 € 000
Services as auditors of the Bank	**253**	260
Retirement plan audit	**22**	23
Internal controls framework assurance	**131**	134
Tax recovery audit	**8**	8
Audit and assurance services	**414**	425

Sterling general administrative expenses totalled £167 million (2006: £150 million).

Direct costs of €7 million (2006: €6 million) relating to loan origination and commitment maintenance in 2007, together with received front-end and commitment fees of €51 million (2006: €43 million), have been deferred on the balance sheet in accordance with IAS 18. These figures will be recognised in interest income over the period from disbursement to repayment of the related loan.

11. Provisions for impairment of loan investments

(Release)/charge for the year	2007 € million	2006 € million
Portfolio provisions for the unidentified impairment of loan investments:		
Non-sovereign loan investments	**(207)**	52
Sovereign loan investments	**(9)**	–
Specific provisions for the identified impairment of loan investments[1]	**15**	1
Provisions for impairment of loan investments	**(201)**	53

[1] During the year, new specific provisions for the identified impairment of loan investments of €21 million (2006: €13 million) were made and €6 million (2006: €12 million) were released. This resulted in a net charge to the income statement of €15 million (2006: €1 million).

Movement in provisions	2007 € million	2006 € million
At 1 January	**341**	323
(Release)/charge for the year	**(201)**	53
Foreign exchange adjustments	**(18)**	(20)
Release against amounts written off	**2**	(15)
At 31 December	**124**	341

Analysed between		
Portfolio provisions for the unidentified impairment of loan investments:		
Non-sovereign loan investments	**86**	309
Sovereign loan investments	**5**	14
Specific provisions for the identified impairment of loan investments	**33**	18
At 31 December	**124**	341

12. Placements with and advances to credit institutions

Analysed between	2007 € million	2006 € million
Current	**4,508**	3,129
Non-current	**6**	6
At 31 December	**4,514**	3,135

13. Collateralised placements

Analysed between	2007 € million	2006 € million
Current	**679**	1,403
Non-current	**1,139**	1,170
At 31 December	**1,818**	2,573

14. Debt securities

Dealing portfolio at fair value through profit or loss	2007 € million	2006 € million
Debt securities held for trading	**477**	864
Debt securities at fair value through profit or loss	**487**	295
Externally managed funds at fair value through profit or loss	**537**	605
At 31 December	**1,501**	1,764

Available-for-sale		
Available-for-sale portfolio	**6,934**	6,897
less cumulative impairment losses	**(61)**	(66)
At 31 December	**6,873**	6,831
Debt securities at 31 December	**8,374**	8,595

Analysed between	2007 € million	2006 € million
Current	**1,125**	1,057
Non-current	**7,249**	7,538
Debt securities at 31 December	**8,374**	8,595

Movement in cumulative impairment losses	2007 € million	2006 € million
At 1 January	**66**	90
Charge for the year	**3**	4
Amounts recovered during the year	**(1)**	(14)
Foreign exchange adjustments	**(7)**	(9)
Amounts written off during the year	**-**	(5)
At 31 December	**61**	66

15. Other financial assets

	2007 € million	2006 € million
Fair value of derivatives held for hedging	**1,571**	1,825
Fair value of derivatives held for trading	**390**	305
Externally managed funds at fair value through profit or loss	**510**	731
Interest receivable	**235**	187
Other	**80**	76
At 31 December	**2,786**	3,124

Analysed between		
Current	**1,676**	1,464
Non-current	**1,110**	1,660
At 31 December	**2,786**	3,124

16. Loan investments

Operating assets	2007 Sovereign loans € million	2007 Non-sovereign loans € million	2007 Total loans € million	2006 Sovereign loans € million	2006 Non-sovereign loans € million	2006 Total loans € million
At 1 January	**1,977**	**6,334**	**8,311**	2,037	5,782	7,819
Movement in fair value revaluation[1]	**-**	**(4)**	**(4)**	-	(6)	(6)
Disbursements	**446**	**3,486**	**3,932**	434	3,770	4,204
Repayments and prepayments	**(370)**	**(2,442)**	**(2,812)**	(358)	(2,887)	(3,245)
Foreign exchange movements	**(119)**	**(295)**	**(414)**	(129)	(284)	(413)
Movement in net deferral of front end fees and related direct costs	**(6)**	**(20)**	**(26)**	(7)	(20)	(27)
Written off	**-**	**(2)**	**(2)**	-	(21)	(21)
At 31 December	**1,928**	**7,057**	**8,985**	1,977	6,334	8,311
Impairment at 31 December	**(5)**	**(119)**	**(124)**	(14)	(327)	(341)
Total operating assets net of impairment at 31 December	**1,923**	**6,938**	**8,861**	1,963	6,007	7,970

Analysed between	2007	2006
Current	**2,165**	1,660
Non-current	**6,696**	6,310
Total operating assets net of impairment at 31 December	**8,861**	7,970

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 31 December 2007, the Bank categorised 12 loans as impaired, with operating assets totalling €37 million (2006: 9 loans totalling €19 million). Specific provisions on these assets amounted to €33 million (2006: €18 million).

17. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2005	1,030	126	1,156	593	423	1,016	2,172
Transfer between classes[1]	2	–	2	(14)	12	(2)	–
Disbursements	228	123	351	327	128	455	806
Disposals	(197)	(9)	(206)	(247)	(74)	(321)	(527)
Written off	(28)	–	(28)	–	–	–	(28)
At 31 December 2006	1,035	240	1,275	659	489	1,148	2,423
Transfer between classes[1]	**(8)**	**15**	**7**	**(69)**	**62**	**(7)**	**–**
Disbursements	**391**	**5**	**396**	**479**	**158**	**637**	**1,033**
Disposals	**(193)**	**–**	**(193)**	**(98)**	**(72)**	**(170)**	**(363)**
Written off	**(5)**	**–**	**(5)**	**(2)**	**(1)**	**(3)**	**(8)**
At 31 December 2007	**1,220**	**260**	**1,480**	**969**	**636**	**1,605**	**3,085**
Fair value adjustment							
At 31 December 2005	242	152	394	704	909	1,613	2,007
Transfer between classes[1]	(8)	8	–	–	–	–	–
Movement in fair value revaluation	324	407	731	(602)	493	(109)	622
Impairment of available-for-sale share investments	–	–	–	1	–	1	1
At 31 December 2006	558	567	1,125	103	1,402	1,505	2,630
Transfer between classes[1]	**(6)**	**–**	**(6)**	**7**	**(1)**	**6**	**–**
Movement in fair value revaluation	**438**	**432**	**870**	**143**	**(146)**	**(3)**	**867**
Impairment of available-for-sale share investments	**–**	**–**	**–**	**4**	**7**	**11**	**11**
At 31 December 2007	**990**	**999**	**1,989**	**257**	**1,262**	**1,519**	**3,508**
Fair value at 31 December 2007	**2,210**	**1,259**	**3,469**	**1,226**	**1,898**	**3,124**	**6,593**
Fair value at 31 December 2006	1,593	807	2,400	762	1,891	2,653	5,053

[1] Transfer between classes includes the reclassification of available-for-sale share investments upon an increase in the Bank's holding to between 20 and 50 per cent. The Bank designates these associate share investments at fair value through profit or loss under the venture capital exemption within IAS 28, Investments in Associates.

At 31 December 2007, the Bank categorised 10 available-for-sale share investments as impaired, with outstanding disbursements totalling €34 million (2006: 13 available-for-sale share investments totalling €79 million).

Listed below are all share investments where the Bank owned greater than or equal to 20 per cent of the investee share capital at 31 December 2007 and where the fair value of the Bank's total investment exceeded €40 million.

	% Ownership
Lafarge Slovenia	44
MPF Lafarge: Romcim	38
Connex	35
Dalkia Lodz Cogeneration Privatisation	35
Winterthur MPF	35
Baring Vostok Private Equity Fund	32
Center – Invest Bank	27
Accession Fund	25
Komercijalna Banka	25
Privredna Banka Zagreb	21

18. Intangible assets

	Computer software development costs 2007 € million	Computer software development costs 2006 € million
Cost		
At 1 January	**76**	63
Additions	**26**	13
At 31 December	**102**	76
Amortisation		
At 1 January	**55**	47
Charge	**8**	8
At 31 December	**63**	55
Net book value at 31 December	**39**	21

19. Property, technology and office equipment

	Property 2007 € million	Property under construction 2007 € million	Technology and office equipment 2007 € million	Total 2007 € million	Property 2006 € million	Property under construction 2006 € million	Technology and office equipment 2006 € million	Total 2006 € million
Cost								
At 1 January	**8**	**23**	**26**	**57**	64	4	35	103
Additions	**13**	**1**	**4**	**18**	–	19	2	21
Transfers	**18**	**(22)**	**4**	**–**	–	–	–	–
Disposals	**–**	**–**	**(1)**	**(1)**	(56)	–	(11)	(67)
At 31 December	**39**	**2**	**33**	**74**	8	23	26	57
Depreciation								
At 1 January	**6**	**–**	**23**	**29**	59	–	32	91
Charge	**1**	**–**	**2**	**3**	3	–	2	5
Disposals	**–**	**–**	**(1)**	**(1)**	(56)	–	(11)	(67)
At 31 December	**7**	**–**	**24**	**31**	6	–	23	29
Net book value at 31 December	**32**	**2**	**9**	**43**	2	23	3	28

Property includes fixtures and fittings.

20. Borrowings

Amounts owed to credit institutions	2007 € million	2006 € million
Current	**1,462**	1,194

Debts evidenced by certificates *Analysed between*	2007 € million	2006 € million
Current	**6,101**	4,778
Non-current	**10,108**	10,844
Debts evidenced by certificates at 31 December	**16,209**	15,622
Borrowings at 31 December	**17,671**	16,816

There were no defaults or breaches on financial liabilities during 2007 (2006: nil).

21. Debts evidenced by certificates

The Bank's outstanding debts evidenced by certificates and related fair value hedging swaps are further summarised below:

	Principal at nominal value € million	Hedge accounting adjustment € million	Adjusted principal value € million	Currency swaps payable/ (receivable) € million	Net currency obligations 2007 € million	Net currency obligations 2006 € million
Australian dollars	572	200	772	(772)	-	-
Canadian dollars	35	8	43	(43)	-	-
Czech koruna	151	(49)	102	(102)	-	-
Euro	1,305	15	1,320	636	1,956	1,976
Hungarian forints	74	(3)	71	(70)	1	2
Icelandic krona	100	(1)	99	(99)	-	-
Japanese yen	2,028	(79)	1,949	(1,856)	93	278
Mexican peso	200	-	200	(200)	-	-
New Taiwan dollars	218	(2)	216	(216)	-	-
New Turkish lira	179	(19)	160	(160)	-	-
New Zealand dollars	1,422	(17)	1,405	(1,405)	-	-
Polish zloty	181	(2)	179	(179)	-	-
Russian roubles	644	(4)	640	64	704	484
Slovak koruna	18	7	25	(25)	-	-
South African rands	2,155	(331)	1,824	(1,824)	-	-
Sterling	2,553	331	2,884	(1,033)	1,851	2,084
United States dollars	4,224	96	4,320	7,284	11,604	10,798
At 31 December	**16,059**	**150**	**16,209**	**-**	**16,209**	15,622

Where the swap counterparty exercises a right to terminate the hedging swap prior to legal maturity, the Bank is committed to exercise the same right with its issued bond.

During the year the Bank redeemed €40 million of bonds and medium-term notes prior to maturity (2006: €89 million), generating a net gain of €1 million (2006: €6 million).

22. Other financial liabilities

	2007 € million	2006 € million
Fair value of derivatives held for hedging purposes	332	426
Fair value of derivatives held for trading	299	80
Externally managed funds at fair value through profit or loss	616	889
Interest payable	172	152
Other	211	156
At 31 December	**1,630**	1,703

Analysed between

Current	1,332	1,486
Non-current	298	217
At 31 December	**1,630**	1,703

A change in the Bank's credit rating does not have an impact on the carrying amount of externally managed fund liabilities designated at fair value through profit or loss.

23. Subscribed capital

	2007 Number of shares	2007 Total € million	2006 Number of shares	2006 Total € million
Authorised share capital	**2,000,000**	**20,000**	2,000,000	20,000
of which				
Subscriptions by members – initial capital	**992,175**	**9,922**	992,175	9,922
Subscriptions by members – capital increase	**987,175**	**9,872**	987,175	9,872
Subscribed capital	**1,979,350**	**19,794**	1,979,350	19,794
Unsubscribed capital	**20,650**	**206**	20,650	206
At 31 December	**2,000,000**	**20,000**	2,000,000	20,000

The Bank's capital stock is divided into paid-in shares and callable shares. Each share has a par value of €10,000. Payment for the paid-in shares subscribed to by members is made over a period of years determined in advance. Article 6.4 of the Agreement states that payment of the amount subscribed to the callable capital is subject to call by the Bank, taking account of Articles 17 and 42 of the Agreement, only as and when required by the Bank to meet its liabilities. Article 42.1 states that in the event of the termination of the Bank's operations, the liability of all members for all uncalled subscriptions to the capital stock will continue until all claims of creditors, including all contingent claims, have been discharged.

The Agreement allows for a member to withdraw from the Bank, in which case the Bank is required to repurchase the former member's shares. No member has ever withdrawn its membership, nor has any indicated to the Bank that it is intending to do so. The stability in the membership reflects the fact that the members are 61 countries and two inter-governmental organisations, and that the purpose of the Bank is to foster the transition process in politically qualifying countries from central Europe to central Asia. Moreover, there is a financial disincentive to withdrawing membership. The upper limit of the amount of the repurchase price of the former member's shares is the amount of its paid-in capital, yet a former member remains liable for its direct obligations and its contingent liabilities to the Bank for as long as any part of the loans, equity investments or guarantees contracted before it ceased to be a member are outstanding. Were a member to withdraw from the Bank, the Bank would be able to impose conditions and set dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. If a payment was then made to a former member, the member would be required to repay, on demand, the amount by which the repurchase price would have been reduced if the losses for which the former member remained liable had been taken into account at the time of payment.

Under the Agreement, payment for the paid-in shares of the original capital stock subscribed to by members was made in five equal annual instalments. Of each instalment, up to 50 per cent was payable in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the subscribing member and payable to the Bank at par value upon demand. Under Resolution No. 59, payment for the paid-in shares subscribed to by members under the capital increase is to be made in eight equal annual instalments. A member may pay up to 60 per cent of each instalment in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the member and payable to the Bank at par value upon demand. The Board of Directors agreed a policy of encashment in three equal annual instalments for promissory notes relating to initial capital, and five equal annual instalments for promissory notes relating to the capital increase.

A statement of capital subscriptions showing the amount of paid-in and callable shares subscribed to by each member, together with the amount of unallocated shares and votes, is set out in the following table. Under Article 29 of the Agreement, the voting rights of members that have failed to pay any part of the amounts due in respect of their capital subscription are proportionately reduced until payment is made.

23. Subscribed capital (continued)

Statement of capital subscriptions At 31 December 2007	Total shares (number)	Resulting votes[1] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Members					
Albania	2,000	1,557	20	15	5
Armenia	1,000	900	10	7	3
Australia	20,000	20,000	200	148	52
Austria	45,600	45,600	456	336	120
Azerbaijan	2,000	1,857	20	15	5
Belarus	4,000	4,000	40	30	10
Belgium	45,600	45,600	456	336	120
Bosnia and Herzegovina	3,380	3,380	33	25	8
Bulgaria	15,800	15,800	158	116	42
Canada	68,000	68,000	680	501	179
Croatia	7,292	7,292	72	54	18
Cyprus	2,000	2,000	20	15	5
Czech Republic	17,066	17,066	170	125	45
Denmark	24,000	24,000	240	177	63
Egypt	2,000	1,750	20	15	5
Estonia	2,000	2,000	20	15	5
European Community	60,000	60,000	600	442	158
European Investment Bank	60,000	60,000	600	442	158
Finland	25,000	25,000	250	184	66
Former Yugoslav Republic of Macedonia	1,382	1,382	14	10	4
France	170,350	170,350	1,704	1,257	447
Georgia	2,000	367	20	15	5
Germany	170,350	170,350	1,704	1,257	447
Greece	13,000	13,000	130	96	34
Hungary	15,800	15,800	158	116	42
Iceland	2,000	2,000	20	15	5
Ireland	6,000	6,000	60	44	16
Israel	13,000	13,000	130	96	34
Italy	170,350	170,350	1,704	1,257	447
Japan	170,350	170,350	1,704	1,257	447
Kazakhstan	4,600	4,600	46	34	12
Korea, Republic of	20,000	20,000	200	147	53
Kyrgyz Republic	2,000	667	20	15	5
Latvia	2,000	2,000	20	15	5
Liechtenstein	400	400	4	3	1
Lithuania	2,000	2,000	20	15	5
Luxembourg	4,000	3,910	40	29	11
Malta	200	200	2	1	1
Mexico	3,000	3,000	30	21	9
Moldova	2,000	1,096	20	15	5
Mongolia	200	200	2	1	1
Montenegro	400	400	4	3	1
Morocco	1,000	1,000	10	7	3
Netherlands	49,600	49,600	496	366	130
New Zealand	1,000	1,000	10	7	3
Norway	25,000	25,000	250	184	66
Poland	25,600	25,600	256	189	67
Portugal	8,400	8,400	84	62	22
Romania	9,600	9,600	96	71	25
Russian Federation	80,000	78,200	800	590	210
Serbia	9,350	8,508	94	69	25
Slovak Republic	8,534	8,534	85	63	22
Slovenia	4,196	4,196	42	31	11
Spain	68,000	68,000	680	501	179
Sweden	45,600	45,600	456	336	120
Switzerland	45,600	45,600	456	336	120
Tajikistan	2,000	261	20	15	5
Turkey	23,000	23,000	230	170	60
Turkmenistan	200	139	2	1	1
Ukraine	16,000	15,600	160	118	42
United Kingdom	170,350	170,350	1,704	1,257	447
United States of America	200,000	199,996	2,000	1,475	525
Uzbekistan	4,200	3,863	42	31	11
Capital subscribed by members	**1,979,350**	**1,969,271**	**19,794**	**14,596**	**5,198**

[1] Voting rights are restricted for non-payment of amounts due in respect of the member's obligations in relation to paid-in shares. Total votes before restrictions amount to 1,979,350 (2006: 1,979,350).

24. Reserves and retained earnings

	2007 € million	2006 € million
Special reserve		
At 1 January	**215**	188
Qualifying fees and commissions	**17**	27
At 31 December	**232**	215
Loan loss reserve		
At 1 January	**293**	292
Transferred from retained earnings	**11**	1
At 31 December	**304**	293
General reserve – other reserve		
Revaluation reserve		
At 1 January	**2,042**	2,145
Net (losses)/gains from changes in fair value	**(73)**	589
Net losses transferred to net profit due to impairment	**7**	6
Net gains transferred to net profit on disposal	**(121)**	(698)
At 31 December	**1,855**	2,042
Hedging reserve – cash flow hedges		
At 1 January	**–**	–
(Losses)/gains from changes in fair value recognised in equity	**(4)**	1
Losses/(gains) removed from equity and included in general and administrative expenses	**4**	(1)
At 31 December	**–**	–
Other		
At 1 January	**162**	151
Internal tax for the year	**5**	4
Transferred from retained earnings	**5**	7
At 31 December	**172**	162
General reserve – other reserve at 31 December	**2,027**	2,204
General reserve – retained earnings		
At 1 January	**4,262**	1,908
Qualifying fees and commissions	**(17)**	(27)
Transferred to general reserve	**(5)**	(7)
Transferred to loan loss reserve	**(11)**	(1)
Net profit for the year	**1,884**	2,389
General reserve – retained earnings at 31 December	**6,113**	4,262
Total reserves and retained earnings at 31 December	**8,676**	6,974

The **general reserve** includes the retention of internal tax paid in accordance with Article 53 of the Agreement Establishing the Bank. This requires that all Directors, Alternate Directors, officers and employees of the Bank be subject to an internal tax imposed by the Bank on salaries and emoluments paid by the Bank and which is retained for its benefit. The balance at the end of the year relating to internal tax was €66 million (2006: €61 million). The general reserve includes the effect of restating the Bank's paid-in capital receivable to a present value basis. Capital receivable and reserves will be accreted back to their future value by 2009 when the final capital instalment is due. The unwinding of the balance sheet reduction will be recognised in the income statement during this period and a transfer from retained earnings to general reserves processed to reflect this.

The **special reserve** is maintained, in accordance with the Agreement, for meeting certain defined losses of the Bank. The special reserve has been established, in accordance with the Bank's financial policies, by setting aside 100 per cent of qualifying fees and commissions received by the Bank associated with loans, guarantees and underwriting the sale of securities, until such time as the Board of Directors decides that the size of the special reserve is adequate. In accordance with the Agreement, €17 million (2006: €27 million) of qualifying fees and commissions recognised in the income statement was appropriated in 2007 from the profit for the year and set aside to the special reserve.

In 2005, the Bank created a **loan loss reserve** within members' equity, to set aside an amount of retained earnings equal to the difference between the impairment losses expected over the life of the loan portfolio and the amount recognised through the Bank's income statement on an incurred loss basis.

Reserves and retained earnings	2007 € million	2006 € million
Special reserve	**232**	215
Loan loss reserve	**304**	293
Unrealised gains	**3,686**	3,092
Total restricted reserves	**4,222**	3,600
Unrestricted general reserves	**4,454**	3,374
At 31 December	**8,676**	6,974

The Bank's reserves are used in a number of prudential ratio calculations as well as in determining, in accordance with the Agreement Establishing the Bank, when distributions shall be made to its members. For the purposes of these calculations, the Bank uses unrestricted general reserves to reflect the conservative and prudent financial management practices of the Bank.

Article 36 of the Agreement Establishing the Bank relates to the allocation and distribution of the Bank's net income and states: "No such allocation, and no distribution, shall be made until the general reserve amounts to at least ten (10) per cent of the authorised capital stock". This threshold is currently €2.0 billion and was exceeded for the first time during 2006. A decision in relation to the allocation of the Bank's net income will be taken by the Governors at the Bank's annual meeting in May 2008.

25. Undrawn commitments and guarantees

Analysis by instrument	2007 € million	2006 € million
Undrawn commitments		
Loans	**5,193**	5,287
Share investments	**1,570**	1,044
At 31 December	**6,763**	6,331
Guarantees		
Trade finance guarantees[1]	**238**	293
Other guarantees[2]	**116**	145
At 31 December	**354**	438
Undrawn commitments and guarantees at 31 December	**7,117**	6,769

[1] Trade finance guarantees represent standby letters of credit issued in favour of confirming banks that have undertaken the payment risk of issuing banks in the Bank's countries of operations.

[2] Other guarantees include unfunded full or partial risk participations.

26. Operating lease commitments

The Bank leases its headquarters building in London and certain of its Resident Office buildings in countries of operations. These are standard operating leases and include renewal options, periodic escalation clauses and are mostly non-cancellable in the normal course of business without the Bank incurring substantial penalties. The most significant lease is that for the Bank's headquarters building. Rent payable under the terms of this lease is reviewed every five years and is based on market rates. The last review was conducted in January 2007.

Minimum future lease payments under long-term non-cancellable operating leases and payments made under such leases during the year are shown below.

Payable	2007 € million	2006 € million
Not later than one year	**28**	30
Later than one year and not later than five years	**108**	115
Later than five years	**256**	306
At 31 December	**392**	451
Expenditure	**26**	26

27. Staff retirement schemes

Defined benefit scheme

A qualified actuary performs a full actuarial valuation of the defined benefit scheme at least every three years using the projected unit method. For IAS 19 purposes this is rolled forward annually to 31 December. The most recent valuation date was 30 June 2005. The present value of the defined benefit obligation and current service cost was calculated using the projected unit credit method.

Amounts recognised in the balance sheet are as follows:

	2007 € million	2006 € million
Fair value of plan assets	**154**	153
Present value of the defined benefit obligation	**(126)**	(136)
	28	17
Unrecognised actuarial losses[1]	**7**	19
Prepayment at 31 December	**35**	36

Movement in the prepayment (included in "Other assets"):		
At 1 January	**36**	25
Exchange differences	**(3)**	1
Contributions paid	**16**	24
Total expense as below	**(14)**	(14)
At 31 December	**35**	36

The amounts recognised in the income statement are as follows:		
Current service cost	**(17)**	(16)
Interest cost	**(7)**	(6)
Expected return on assets[2]	**10**	9
Amortisation of actuarial loss	**–**	(1)
Total included in staff costs	**(14)**	(14)

[1] These unrecognised actuarial losses represent the cumulative effect of the historical differences between the actuarial assumptions used in the production of these disclosures and the actual experience of the plan. The primary historical causes of the losses are an overall lower-than-expected investment return on plan assets, and a historical decline in the discount rate used to value the plan's liabilities.

[2] The actual return on assets during the year was €16 million (2006: €11 million).

Principal actuarial assumptions used:

	2007	2006
Discount rate	**5.80%**	5.10%
Expected return on plan assets	**7.00%**	6.75%
Future salary increases	**4.75%**	4.25%
Average remaining working life of employees	**15 years**	15 years

Actuarial gains and losses in excess of a corridor (10 per cent of the greater of assets or liabilities) are amortised over the remaining working life of employees.

Actual asset allocation	2007 € million	Expected return per annum	2006 € million	Expected return per annum
Equities	**79**	**8.80%**	86	8.70%
Index-linked bonds	**54**	**4.60%**	52	4.30%
Commodities	**8**	**4.60%**	7	4.30%
Derivatives	**7**	**4.60%**	7	4.30%
Cash	**6**	**4.60%**	1	5.00%
Total	**154**	**7.00%**	153	6.75%

Changes in the present value of the defined benefit obligation	2007 € million	2006 € million
Present value of defined benefit obligation at 1 January	**136**	122
Service cost	**17**	16
Interest cost	**7**	6
Effect of exchange rate movement	**(13)**	3
Actuarial loss arising due to changes in assumptions and experience	**(4)**	3
Benefits/disbursements paid	**(17)**	(14)
Present value of defined benefit obligation at 31 December	**126**	136

Changes in the fair value of plan assets are as follows:	2007 € million	2006 € million
Opening fair value of plan assets	**153**	128
Expected return	**10**	9
Asset gain arising during the year	**6**	3
Effect of exchange rate movement	**(14)**	3
Contributions paid	**16**	24
Benefits/disbursements paid	**(17)**	(14)
Total	**154**	153

History of experience gains and losses	2007 € million	2006 € million	2005 € million	2004 € million	2003 € million
Defined benefit obligation	**126**	136	122	90	75
Plan assets	**154**	153	128	101	84
Surplus	**28**	17	6	11	9
Experience (losses)/gains on plan liabilities:					
Amount	**(4)**	3	7	3	1
Percentage of the present value of the plan liabilities	**(3.6%)**	1.4%	6.9%	3.2%	1.0%
Actual return less expected return on plan assets:					
Amount	**6**	3	14	4	11
Percentage of the present value of the plan assets	**3.9%**	1.3%	11.0%	3.6%	12.4%

Defined contribution scheme

The charge recognised under the defined contribution scheme was €9 million (2006: €9 million) and is included in "General administrative expenses".

28. Related parties

The Bank has the following related parties:

Key management personnel

In sterling terms, salaries and other short-term benefits paid to key management personnel in 2007 amounted to £6 million (2006: £6 million). Key management personnel do not receive post-employment benefits, other long-term benefits, termination benefits or share-based payments.

Key management personnel comprise: the President and Vice Presidents; members of the Bank's Executive Committee; Business Group Directors; Corporate Directors; the Treasurer; the Director, Risk Management; the Controller; the Director of Human Resources; the Head of Internal Audit and the CCO.

Venture capital associates
The Bank has a number of venture capital associates that it accounts for at fair value through profit or loss. At 31 December 2007, according to unaudited management information or the most recently audited financial statements from the investee companies, these venture capital associates had total assets of approximately €22.6 billion (2006: €29.1 billion) and total liabilities of approximately €10.1 billion (2006: €17.9 billion). For the year ended 31 December 2007, these associates had revenue of €3.2 billion (2006: €7.3 billion) and made a net profit of approximately €624 million (2006: €563 million).

In addition, the EBRD has provided €114 million (2006: €48 million) of financing to these companies on which it received €1 million (2006: €3 million) of interest income in the year.

Special funds
Special funds are established in accordance with Article 18 of the Agreement establishing the Bank and are administered under the terms of rules and regulations approved by the Bank's Board of Directors. At 31 December 2007 the Bank administered 14 Special Funds: 11 Investment Special Funds and three Technical Cooperation Special Funds. Extracts from the audited financial statements of the Special Funds, together with a summary of contributions pledged by donor country, are included under the "Summary of Special Funds" on page 57.

29. Other fund agreements

In addition to the Bank's ordinary operations and the Special Funds programme, the Bank administers numerous bilateral and multilateral grant agreements to provide technical assistance and investment support in its countries of operations. These agreements focus primarily on project preparation, project implementation (including goods and works), advisory services and training. The resources provided by these fund agreements are held separately from the ordinary capital resources of the Bank and are subject to external audit.

At 31 December 2007, the Bank administered 149 technical cooperation fund agreements (2006: 133) amounting to an aggregate of €961 million (2006: €919 million). Of this pledged amount, funds received at 31 December 2007 totalled €911 million. The total uncommitted balance of the funds at 31 December 2007 was €82 million. In addition, the Bank administered 87 project-specific technical cooperation agreements totalling €55 million.

For the specific purpose of co-financing EBRD projects, the Bank also administered 21 investment cooperation fund agreements totalling €119 million, and two EU Pre-accession Preparation Funds totalling €35 million.

Following a proposal by the G-7 countries for a multilateral programme of action to improve safety in nuclear power plants in the countries of operations, the Nuclear Safety Account (NSA) was established by the Bank in March 1993. The NSA funds are in the form of grants and are used for funding immediate safety improvement measures. At 31 December 2007, 16 contributors had made pledges totalling €274 million, using the fixed exchange rates defined in the rules of the NSA.

At their Denver Summit in June 1997, the G-7 countries and the EU endorsed the setting up of the Chernobyl Shelter Fund (CSF). The CSF was established on 7 November 1997, when the rules of the CSF were approved by the Board. It became operational on 8 December 1997, when the required eight contributors had entered into contribution agreements with the Bank. The objective of the CSF is to assist Ukraine in transforming the existing Chernobyl sarcophagus into a safe and environmentally stable system. At 31 December 2007, 24 contributors had made pledges totalling €713 million using the fixed exchange rates defined in the rules of the CSF.

In 1999, in pursuit of their policy to accede to the EU, Lithuania, Bulgaria and the Slovak Republic gave firm commitments to close and decommission their nuclear power plant units with RBMK and VVER 440/230 reactors by certain dates. In response to this, the European Commission announced its intention to support the decommissioning of these reactors with substantial grants over a period of eight to ten years, and invited the Bank to administer three International Decommissioning Support Funds (IDSFs). On 12 June 2000, the Bank's Board of Directors approved the rules of the Ignalina, Kozloduy and Bohunice IDSFs and the role of the Bank as their administrator. The funds will finance selective projects to help carry out the first phase of decommissioning the designated reactors. They will also finance measures to facilitate the necessary restructuring, upgrading and modernisation of the energy production, transmission and distribution sectors and improvements in energy efficiency that are a consequence of the closure decisions. At 31 December 2007, 16 contributors had made pledges to the Ignalina IDSF totalling €589 million; 11 contributors had made pledges to the Kozloduy IDSF totalling €429 million; and nine contributors had made pledges to the Bohunice IDSF totalling €258 million, using the fixed exchange rates defined in the rules of the funds.

In 2001, the Nordic Investment Bank hosted a meeting with participants from Belgium, Finland, Sweden, the European Commission and international financial institutions with activities in the Northern Dimension Area (NDA). At this meeting, participants agreed to establish the Northern Dimension Environmental Partnership (NDEP) to strengthen and coordinate financing of important environmental projects with cross-border effects in the NDA. On 11 December 2001, the Bank's Board of Directors approved the rules of the NDEP Support Fund and the role of the Bank as fund manager. At 31 December 2007, 11 contributors had made pledges totalling €243 million.

Audit fees payable to the Bank's auditors for the 2007 audits of the technical cooperation and nuclear safety funds totalled €335,000 (2006: €320,000). In addition, during 2007 the Bank's auditors, on a global basis, earned €0.4 million (2006: €0.2 million) in respect of due diligence and general business consultancy services funded by the technical cooperation funds. This represented 0.1 per cent of the total spend in 2007 (2006: 0.3 per cent) by the technical cooperation funds on services from consultancy providers in support of the Bank's investments in the countries of operations. These consultancy contracts are awarded in accordance with the Bank's standard procurement rules. Payments to the auditors for consulting and advisory services during the period of audit appointment are recorded on a cash basis and reflect payments to the firm of PricewaterhouseCoopers.

30. Post-balance sheet events

Significant turbulence in the financial markets in 2008 has resulted in a decline in the fair value of the Bank's listed share investments. At 29 February 2008 the fair value of the listed share investment portfolio, net of associated derivatives, was €366 million lower than at 31 December 2007, of which €36 million has been recognised in the income statement and €330 million has been recognised in available-for-sale reserves. On 5 March 2008, the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be submitted for approval to the Annual Meeting of Governors to be held on 18 May 2008.

SUMMARY OF SPECIAL FUNDS

Special Funds are established in accordance with Article 18 of the Agreement Establishing the Bank and are administered under the terms of rules and regulations approved by the Bank's Board of Directors. At 31 December 2007, the Bank administered 14 Special Funds: 11 Investment Special Funds and three Technical Cooperation Special Funds. Extracts from the audited financial statements of the Special Funds are summarised in the following tables, together with a summary of contributions pledged by donor country.

Audit fees payable to the Bank's auditors for the 2007 audit of 14 of the Special Funds totalled €89,000 (2006: €78,000).

The objectives of the Special Funds are as follows:

The Baltic Investment Special Fund and The Baltic Technical Assistance Special Fund
To promote private sector development through support for small and medium-sized enterprises in Estonia, Latvia and Lithuania.

The Russia Small Business Investment Special Fund and The Russia Small Business Technical Cooperation Special Fund
To assist the development of small businesses in the private sector in the Russian Federation.

The Financial Intermediary Investment Special Fund
To support financial intermediaries in the countries of operations of the Bank.

The Italian Investment Special Fund
To assist the modernisation, restructuring, expansion and development of small and medium-sized enterprises in certain countries of operations of the Bank.

The SME Finance Facility Special Fund
To alleviate the financing problems of small and medium-sized enterprises in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.

The Balkan Region Special Fund
To assist the reconstruction of Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Montenegro, Romania and Serbia.

The EBRD Technical Cooperation Special Fund
To serve as a facility for financing technical cooperation projects in countries of operations of the Bank.

The EBRD SME Special Fund
To assist the development of small and medium-sized enterprises in Albania, Armenia, Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Montenegro, Romania, Serbia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

The Central Asia Risk Sharing Special Fund
To provide a risk-sharing facility for SME credit lines, micro finance programmes, the Direct Investment Facility and the Trade Facilitation Programme in the Kyrgyz Republic, Tajikistan, Turkmenistan and Uzbekistan.

The Municipal Finance Facility Special Fund
To alleviate the financing problems of municipalities and their utility companies for small infrastructure investments in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.

The Regional Development Initiative Special Fund
To provide a long-term contribution to sustainable socio-economic development across Azerbaijan and Georgia.

The Romania Micro Credit Facility Special Fund
To improve access to finance for micro and small enterprises in Romania.

Accounting convention – Investment Special Funds
The financial statements for the Investment Special Funds have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified for the revaluation of available-for-sale financial assets and financial assets held at fair value through profit or loss.

Accounting convention – Technical Cooperation Special Funds
The financial statements for the Technical Cooperation Special Funds have been prepared under the historical cost convention. Contributions and disbursements are accounted for on a cash basis. Interest income and operating expenses are accounted for on an accruals basis.

Investment Special Funds

Extract from the income statement for the year or period ended 31 December 2007	Baltic Investment Special Fund € 000	Russia Small Business Investment Special Fund € 000	Financial Intermediary Investment Special Fund € 000	Italian Investment Special Fund € 000
Operating profit/(loss) before provisions	114	3,191	64	(920)
Release/(charge) for provisions for impairment of loans and guarantees	–	1,489	643	(64)
Profit/(loss) for the year	**114**	**4,680**	**707**	**(984)**

Extract from the balance sheet at 31 December 2007				
Loans	–	43,008	7,797	3,476
Provisions for impairment	–	(1,703)	(358)	(116)
	–	41,305	7,439	3,360
Share investments at fair value through profit or loss	–	–	–	268
Available-for-sale share investments	9,234	2,925	214	1,370
	9,234	2,925	214	1,638
Placements and other financial assets	4,911	11,169	23,550	18,698
Contributions receivable	–	–	–	–
Total assets	**14,145**	**55,399**	**31,203**	**23,696**
Other financial liabilities and provisions for impairment and payments under guarantees	6	3,736	138	2,742
Contributions	7,050	59,351	31,318	21,515
Reserves and retained earnings	7,089	(7,688)	(253)	(561)
Total liabilities and contributors' resources	**14,145**	**55,399**	**31,203**	**23,696**
Undrawn commitments and guarantees	2,478	51,663	14,953	4,349

Technical Cooperation Special Funds

Extract from the statement of movement in fund balance and balance sheet for the year ended 31 December 2007	Baltic Technical Assistance Special Fund € 000	Russia Small Business Technical Cooperation Special Fund € 000
Balance of fund brought forward	506	5,116
Interest and other income	19	187
Disbursements	(32)	(1,661)
Other operating expenses	(6)	(575)
Balance of fund available	**487**	**3,067**
Cumulative commitments approved	23,385	73,242
Cumulative disbursements	(23,042)	(71,208)
Allocated fund balance	343	2,034
Unallocated fund balance	144	1,033
Balance of fund available	**487**	**3,067**

Special Fund contributions pledged by donor

	Baltic Investment Special Fund € 000	Russia Small Business Investment Special Fund € 000	Financial Intermediary Investment Special Fund € 000	Italian Investment Special Fund € 000	SME Finance Facility Special Fund € 000	Balkan Region Special Fund € 000	EBRD SME Special Fund € 000
Austria	–	–	–	–	–	276	–
British Petroleum (BP)	–	–	–	–	–	–	–
Canada	–	2,707	–	–	–	1,472	–
Denmark	1,519	–	–	–	–	750	–
European Community (EC)	–	–	–	–	197,000	–	–
Finland	1,466	–	–	–	–	–	–
France	–	7,686	–	–	–	–	–
Germany	–	9,843	–	–	–	–	–
Iceland	72	–	–	–	–	–	–
Italy	–	8,401	–	21,515	–	–	–
Japan	–	21,162	–	–	–	–	–
Netherlands	–	–	9,500	–	–	–	–
Norway	1,314	–	–	–	–	1,568	–
Romania/EC	–	–	–	–	–	–	–
Sweden	2,679	–	–	–	–	–	–
Switzerland	–	2,360	–	–	–	4,218	–
Taipei China	–	–	20,971	–	–	1,495	–
United Kingdom	–	–	–	–	–	–	–
United States of America	–	7,192	847	–	–	–	37,280
Total at 31 December 2007	**7,050**	**59,351**	**31,318**	**21,515**	**197,000**	**9,779**	**37,280**

SME Finance Facility Special Fund € 000	Balkan Region Special Fund € 000	EBRD SME Special Fund € 000	Central Asia Risk Sharing Special Fund € 000	Municipal Finance Facility Special Fund € 000	Regional Development Initiative Special Fund € 000	Romania Micro Credit Facility Special Fund € 000	Aggregated Investment Special Funds € 000
(14,521)	117	(884)	294	(188)	81	(42)	(12,694)
–	–	405	–	–	(89)	(25)	2,359
(14,521)	**117**	**(479)**	**294**	**(188)**	**(8)**	**(67)**	**(10,335)**
–	–	3,491	–	–	1,506	1,090	60,368
–	–	(52)	–	–	(89)	(25)	(2,343)
–	–	3,439	–	–	1,417	1,065	58,025
1,755	–	–	–	–	–	–	2,023
1,097	–	–	–	–	–	–	14,840
2,852	–	–	–	–	–	–	16,863
32,510	7,379	6,068	9,816	14,900	1,873	10,369	141,243
59,327	–	288	–	18,000	272	6,561	84,448
94,689	**7,379**	**9,795**	**9,816**	**32,900**	**3,562**	**17,995**	**300,579**
4,577	58	569	63	512	6	42	12,449
197,000	9,779	37,280	9,443	33,000	3,866	18,020	427,622
(106,888)	(2,458)	(28,054)	310	(612)	(310)	(67)	(139,492)
94,689	**7,379**	**9,795**	**9,816**	**32,900**	**3,562**	**17,995**	**300,579**
52,912	5,535	2,120	5,553	8,649	833	5,119	154,164

EBRD Technical Cooperation Special Fund € 000	Aggregated Technical Cooperation Special Funds € 000
21	5,643
1	207
–	(1,693)
(1)	(582)
21	**3,575**
1,072	97,699
(1,066)	(95,316)
6	2,383
15	1,192
21	**3,575**

Central Asia Risk Sharing Special Fund € 000	Municipal Finance Facility Special Fund € 000	Regional Development Initiative Special Fund € 000	Romania Micro Credit Facility Special Fund € 000	Baltic Technical Assistance Special Fund € 000	Russia Small Business Technical Cooperation Special Fund € 000	EBRD Technical Cooperation Special Fund € 000	Aggregated Special Funds € 000
–	–	–	–	–	–	–	276
–	–	3,866	–	–	–	–	3,866
–	–	–	–	–	4,309	–	8,488
–	–	–	–	1,271	–	–	3,540
–	33,000	–	–	–	–	–	230,000
–	–	–	–	1,238	–	–	2,704
–	–	–	–	–	4,980	–	12,666
2,389	–	–	–	–	3,025	–	15,257
–	–	–	–	61	–	–	133
–	–	–	–	–	1,360	–	31,276
–	–	–	–	–	3,295	–	24,457
–	–	–	–	–	–	–	9,500
–	–	–	–	1,101	–	–	3,983
–	–	–	18,020	–	–	–	18,020
–	–	–	–	2,249	–	–	4,928
7,054	–	–	–	–	1,244	–	14,876
–	–	–	–	–	–	–	22,466
–	–	–	–	–	12,824	247	13,071
–	–	–	–	–	29,695	–	75,014
9,443	**33,000**	**3,866**	**18,020**	**5,920**	**60,732**	**247**	**494,521**

RESPONSIBILITY FOR EXTERNAL FINANCIAL REPORTING

Management's responsibility

Management's report regarding the effectiveness of internal controls over external financial reporting
The management of the European Bank for Reconstruction and Development ("the Bank") is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and in accordance with the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

The financial statements have been audited by an independent accounting firm, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with IFRS. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny and testing by management and internal audit, and are revised as considered necessary, support the integrity and reliability of the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Bank's Board of Directors has appointed an Audit Committee, which assists the Board in its responsibility to ensure the soundness of the Bank's accounting practices and the effective implementation of the internal controls that management has established relating to finance and accounting matters. The Audit Committee is comprised entirely of members of the Board of Directors. The Audit Committee meets periodically with management in order to review and monitor the financial, accounting and auditing procedures of the Bank and related financial reports. The external auditors and the internal auditors regularly meet with the Audit Committee, with and without other members of management being present, to discuss the adequacy of internal controls over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Bank has assessed its internal controls over external financial reporting for 2007. Management's assessment includes the Special Funds and other fund agreements referred to in pages 57-59 of the Financial Statements, and the retirement plans. However, the nature of the assessment is restricted to the controls over the reporting and disclosure of these funds, rather than the operational, accounting and administration controls in place for each fund.

The Bank's assessment was based on the criteria for effective internal control over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon this assessment, management asserts that, at 31 December 2007, the Bank maintained effective internal controls over its financial reporting as contained in the Financial Statements for 2007.

The Bank's external auditors have provided an audit opinion on the fairness of the financial statements presented within this report. In addition, they have issued an attestation report on management's assessment of the Bank's internal control over financial reporting, as set out on page 61.

Jean Lemierre
President

Manfred Schepers
Vice President, Finance

European Bank for Reconstruction and Development
London

5 March 2008

Report of the independent auditors

To the Governors of the European Bank for Reconstruction and Development
We have audited management's assessment that the European Bank for Reconstruction and Development ("the Bank") maintained effective internal controls over financial reporting as contained in the Bank's Financial Statements, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission. Management is responsible for maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assertion over the effectiveness of the Bank's internal control over financial reporting, based on our review.

We conducted our review in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (revised). Our review included obtaining an understanding of internal control over financial reporting, evaluating the management's assessment and performing such other procedures as we considered necessary in the circumstances. We believe that our work provides a reasonable basis for our opinion.

A bank's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank's internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with the authorisation of the bank's management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assertion that the Bank maintained effective internal control over financial reporting, as contained in the Bank's Financial Statements, is fairly stated, in all material respects, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission.

We have also audited, in accordance with International Standards on Auditing, the financial statements of the Bank and, in our report dated 5 March 2008, we have expressed an unqualified opinion.

PricewaterhouseCoopers LLP
Chartered Accountants
London

5 March 2008

INDEPENDENT AUDITORS' REPORT

To the Governors of the European Bank for Reconstruction and Development

Report on the financial statements
We have audited the financial statements of the European Bank for Reconstruction and Development ("the Bank") for the year ended 31 December 2007 which comprise the income statement, the balance sheet, the statement of changes in members' equity, the statement of cash flows, the accounting policies, risk management (excluding the Operational risk and Risk Management Systems Programme sections on pages 36 and 37) and the notes to the financial statements ("financial statements").

President's responsibility for the financial statements
The President is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, and in accordance with the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Bank's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion the financial statements present fairly, in all material respects, the financial position of the Bank at 31 December 2007 and its financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Other matters
We also report to you if, in our opinion, the financial results section of the Annual Report: Financial Statements is not consistent with the financial statements, if the Bank has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Report: Financial Statements and consider whether it is consistent with the financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the highlights, financial results, additional reporting and disclosures and Summary of Special Funds. Our responsibilities do not extend to any other information.

This report, including the opinion, has been prepared for, and only for, the Board of Governors as a body in accordance with Article 24 of the Agreement Establishing the Bank dated 29 May 1990, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
London

5 March 2008

**Published by the
European Bank for
Reconstruction and Development**

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Cover photograph: Jack Hill. Central Kiev, Ukraine,
host city of the EBRD's 2008 Annual Meeting.

ref: **7191**

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